                                5,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                $13.00 PER SHARE

----------------------------------------------------------------------

This is the initial public offering of common stock of DOV Pharmaceutical, Inc.

Prior to this offering, there has been no public market for our common stock. The market price of the shares after this offering may be higher or lower than the offering price.

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "DOVP."

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                                                            PER SHARE       TOTAL
                                                           --------      -----------
Price to the public......................................    $13.00      $65,000,000
Underwriting discounts...................................    $ 0.91      $ 4,550,000
Proceeds, before expenses, to DOV Pharmaceutical, Inc....    $12.09      $60,450,000

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 750,000 additional shares from us within 30 days following the date of this prospectus to cover over-allotments.

CIBC World Markets and Lehman Brothers, on behalf of the underwriters, expect to deliver the shares on or about April 30, 2002.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CIBC WORLD MARKETS                                               LEHMAN BROTHERS

                                   LAZARD

                                                        FIDELITY CAPITAL MARKETS

                 The date of this prospectus is April 24, 2002

                               TABLE OF CONTENTS

                                             PAGE
                                           --------
Prospectus Summary.......................         3

Risk Factors.............................         8

Special Note Regarding Forward-Looking
  Statements.............................        24

Use of Proceeds..........................        25

Dividend Policy..........................        25

Capitalization...........................        26

Dilution.................................        27

Selected Financial Data..................        28

Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................        29

                                             PAGE
                                           --------

Business.................................        37

Management...............................        56

Certain Transactions.....................        65

Principal Stockholders...................        66

Description of Capital Stock.............        69

Shares Eligible for Future Sale..........        75

Underwriting.............................        77

Legal Matters............................        80

Experts..................................        80

Where You Can Find More Information......        80

Index to Financial Statements............       F-1

                            ------------------------

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from or additional to that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

    Until May 19, 2002, 25 days after the date of this prospectus, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, ESPECIALLY THE RISKS OF INVESTING IN OUR COMMON STOCK DISCUSSED UNDER "RISK FACTORS."

                            DOV PHARMACEUTICAL, INC.

OUR COMPANY

    We are a biopharmaceutical company focused on the discovery, acquisition, development and commercialization of novel drug candidates for central nervous system, cardiovascular and urological disorders. We have five product candidates in clinical trials addressing therapeutic indications with significant unmet needs. Our product candidate for insomnia is currently in Phase III clinical trials and our product candidates for the treatment of anxiety disorders and pain are in Phase II clinical trials. Our product candidates for the treatment of insomnia, anxiety and pain have demonstrated positive results in Phase II clinical trials. Our product candidate for the treatment of angina and hypertension is currently in Phase I clinical trials and we intend to initiate Phase III clinical trials by the end of 2002. Our product candidate for the treatment of depression is currently in Phase I clinical trials. We also have four compounds in preclinical development for the potential treatment of depression, panic disorders, Parkinson's disease, attention deficit disorder and stress incontinence.

    Our core scientific expertise is in the cellular and molecular pharmacology underlying central nervous system and cardiovascular disorders. Our senior management team has substantial experience in drug discovery and development. During their careers, they have participated in the discovery and development of ten new drugs that have been successfully brought to market. To enhance our drug development and commercialization efforts, we have established collaborative agreements with Elan Corporation, plc and Biovail Laboratories Incorporated, and have sublicensed our product candidate for the treatment of insomnia to Neurocrine Biosciences, Inc.

OUR PRODUCT CANDIDATES

    NBI-34060--INSOMNIA. NBI-34060 is our product candidate for the treatment of insomnia. Neurocrine is currently conducting a Phase III clinical program on NBI-34060 that will involve approximately 3,500 subjects in eight large clinical trials. Neurocrine has completed 19 Phase I and Phase II clinical trials of NBI-34060 for efficacy and safety involving more than 1,100 subjects. In Phase II trials, NBI-34060 has been reported to be more potent than currently marketed sleep promoting treatments and has shown reduced side effects, such as no next day residual sedation, compared to products such as Ambien, currently marketed by Sanofi-Synthelabo. According to IMS Health, Inc., or IMS, U.S. sales of prescription drugs for the treatment of insomnia exceeded $900 million in 2000. We have sublicensed our development and commercialization rights in NBI-34060 to Neurocrine in exchange for the right to receive milestone payments and royalties on net sales, if any.

    OCINAPLON--ANXIETY. Ocinaplon is our product candidate for the treatment of anxiety disorders, including general anxiety disorder, or GAD. We have completed seven Phase I clinical trials and one Phase II clinical trial on ocinaplon. In the Phase II clinical trial, ocinaplon demonstrated a highly statistically significant reduction of anxiety during the four-week study period using a number of anxiety measurements, with statistically significant effects measured as early as one week, a much shorter period than reported results for current treatments. We are currently conducting a second Phase II clinical trial of ocinaplon, which will involve 200 patients with GAD. We believe ocinaplon addresses significant unmet needs for the treatment of anxiety disorders because our Phase II clinical trial showed it to be at least as effective as what has been reported for currently marketed treatments without their significant side effects, such as sedation, motor incoordination and physical dependence. IMS reports that U.S. sales of anti-anxiety drugs, excluding antidepressants, exceeded $1.4 billion in 2000. We are developing ocinaplon through our joint venture with Elan.

    BICIFADINE--PAIN. Bicifadine is our product candidate for the treatment of pain. Bicifadine has been evaluated in four Phase I and 14 Phase II clinical trials involving over 1,000 patients. In five double-blind, placebo-controlled Phase II clinical trials, bicifadine demonstrated a statistically significant reduction of acute pain, in some cases comparable to or better than positive controls such as codeine. In addition, bicifadine has displayed a favorable side effect profile in all clinical trials. We recently began a 750-person Phase II clinical trial of our controlled-release formulation of bicifadine to treat acute dental pain. We also intend to initiate a Phase III clinical trial program by the end of 2002. Depending on the results of these trials, we then intend to file a new drug application with the FDA seeking approval for use of bicifadine to treat pain. We believe bicifadine addresses significant unmet needs for the treatment of pain because it is a non-narcotic that has shown efficacy in clinical trials comparable to currently marketed treatments without the significant side effects of non-narcotic treatments, which include those relating to the gastrointestinal tract and liver, or the addiction and abuse potential associated with narcotics. If ultimately approved, bicifadine would not be limited to use in the pain models studied, but according to FDA guidelines, could be used to treat pain generally. IMS reports that U.S. sales of narcotic and non-narcotic analgesics exceeded $4.6 billion in 2000. We are developing bicifadine through our joint venture with Elan.

    DOV 216,303--DEPRESSION. DOV 216,303 is our lead product candidate for the treatment of depression. DOV 216,303 affects all three of the neurotransmitters that have been most closely linked to depression. Both preclinical studies and clinical trials indicated that an antidepressant drug affecting the action of all three of these neurotransmitters would be expected to produce a faster onset of action and greater efficacy than antidepressants affecting only one or two of them. No currently marketed antidepressant, including Prozac, affects the action of all three of these neurotransmitters. We recently completed a dose-escalating, double-blind, placebo-controlled Phase I clinical trial aimed at evaluating the blood levels and side effect profile produced by single doses of DOV 216,303. DOV 216,303 was rapidly absorbed following oral administration, with blood levels proportional to the administered dose. No adverse effects were observed after doses five to ten times projected therapeutic doses. We intend to initiate a Phase Ib multiple dose-ranging clinical trial of DOV 216,303 by the end of April 2002. According to IMS, U.S. sales of antidepressants were approximately $9.6 billion in 2000. We have worldwide development and commercialization rights with respect to this product candidate.

    DOV DILTIAZEM--ANGINA AND HYPERTENSION. DOV diltiazem, our proprietary formulation of diltiazem, is our product candidate for the treatment of angina and hypertension. DOV diltiazem combines an immediate release component with an extended release component in order to reduce morning angina and give better coverage throughout the day than currently marketed diltiazem products. Data from Phase I clinical trials indicated that our formulation produced clinically relevant blood levels within 30 minutes, and resulted in higher blood levels in the morning than Tiazac, a formulation of diltiazem for chronic stable angina, currently marketed by Forest Laboratories in the United States and Biovail Corporation elsewhere in the world. We plan to begin a Phase III clinical trial by the end of 2002 comparing our formulation to placebo and another currently marketed diltiazem formulation. IMS reports that U.S. sales of diltiazem were $981 million in 2000. We are developing DOV diltiazem through our collaboration with Biovail. Biovail will market DOV diltiazem while we have retained worldwide co-promotion rights.

OUR STRATEGY

    Key elements of our strategy are to:

    - aggressively pursue development and commercialization of our lead product candidates;

    - expand our product portfolio with novel drug candidates that address unmet needs in large, established markets;

    - reduce clinical development and commercialization risk by building a diversified product portfolio; and

    - establish alliances with industry leaders to access their unique technologies and capabilities.

OTHER INFORMATION

    We incorporated in New Jersey in April 1995 and reincorporated in Delaware in November 2000. Our executive offices are located at 433 Hackensack Avenue, Hackensack, New Jersey 07601. Our telephone number is (201) 968-0980. This prospectus contains the trademarks and trade names of other entities that are the property of their respective owners.

RISK FACTORS

    Since our inception through December 31, 2001, we have incurred an accumulated deficit of $23.8 million. Our success has depended and will continue to depend upon many factors, including our ability and that of our licensees and collaborators to successfully develop, obtain regulatory approval for and commercialize our product candidates. It is possible that we may never successfully develop or commercialize our product candidates or that our licensees and collaborative partners may fail to fulfill their obligations to us. We have not yet completed the development, including obtaining regulatory approvals, of any product candidate and, consequently, have not generated any revenues from the sale of products. Even if we succeed in doing so, we may never achieve significant sales revenue. We expect to continue to incur significant operating losses for the foreseeable future. We are subject to these and a number of other risks, all of which you should be aware of before investing in our common stock. These risks are discussed more fully in "Risk Factors."

                                  THE OFFERING

Common stock we are offering.................  5,000,000 shares

Common stock to be outstanding after this
  offering...................................  14,988,559 shares

Use of proceeds..............................  For advancing our product candidates through clinical trials and preclinical studies,
                                               discovering or acquiring new product
                                               candidates and for working capital and
                                               general corporate purposes.

Nasdaq National Market symbol................  DOVP

    The number of shares of our common stock that will be outstanding after this offering is based on 4,894,238 shares of common stock and 574,521 shares of common stock issuable upon conversion of all shares of series B convertible nonvoting preferred stock outstanding on March 25, 2002, and conversion of all outstanding shares of series C and series D redeemable convertible preferred stock into a total of 4,519,800 shares of common stock upon the completion of this offering. This calculation excludes:

    - up to 3,400,248 shares of common stock issuable upon conversion of the outstanding principal balance and accrued unpaid interest of the Elan convertible exchangeable promissory note and the Elan convertible promissory note, which we also refer to as the convertible line of credit, as of March 25, 2002;

    - any shares of common stock issuable upon exercise of the over-allotment option granted to the underwriters;

    - 2,408,940 shares of common stock issuable upon exercise of stock options outstanding as of March 25, 2002;

    - 818,910 shares of common stock available for future grant under our stock option plans as of March 25, 2002; and

    - 551,312 shares of common stock issuable upon exercise of warrants outstanding as of March 25, 2002.

    All of our outstanding series B nonvoting convertible preferred stock is currently held by Elan. Shares of our series B preferred stock are convertible into shares of our common stock on a 1.62-for-1 basis subject to adjustments at any time at the option of the holder. The holders of our series B preferred stock are entitled to elect one member of our board of directors so long as, together with all their holdings, they hold at least 10% of our outstanding capital stock. The series B preferred stock is otherwise nonvoting and ranks on parity with our common stock for all other purposes, including with respect to dividends and upon liquidation. For a detailed description of the series B preferred stock, please refer to the subheading "Series B Nonvoting Convertible Preferred Stock" under "Description of Capital Stock."

    Unless otherwise indicated, information in this prospectus:

    - assumes amendment and restatement of our charter and bylaws;

    - assumes conversion of all outstanding shares of series C and series D preferred stock into shares of common stock upon completion of this offering; and

    - gives effect to a 1.62-for-1 stock split of our common stock effected in connection with this offering.

                             SUMMARY FINANCIAL DATA

    The following table summarizes our financial data and should be read together with our financial statements and related notes, the "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

    The pro forma net loss per share data reflect the conversion of our series C preferred stock from the beginning of the year and series D preferred stock from the dates of original issuance.

    The pro forma balance sheet data reflect the automatic conversion of our series C and series D preferred stock upon the closing of this offering.

    The pro forma as adjusted balance sheet data reflect that conversion and also the sale of 5,000,000 shares of common stock in this offering at an initial public offering price of $13.00 per share, after deducting underwriting discounts and estimated offering expenses.

                                                                   YEARS ENDED DECEMBER 31,
                                                            ---------------------------------------
                                                              1999           2000           2001
                                                            ---------      ---------      ---------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue...................................................  $      --      $      --      $   5,711
Operating expenses:
  Royalty expense.........................................         --             --          1,111
  General and administrative expense......................      1,019          1,348          2,343
  Research and development expense........................      1,723          2,640          5,525
                                                            ---------      ---------      ---------
      Loss from operations................................     (2,742)        (3,988)        (3,268)
Loss in investment in DOV Bermuda.........................     (8,443)        (1,318)        (1,434)
Interest income...........................................         50            223            366
Interest expense..........................................       (581)          (852)        (1,491)
Other income, net.........................................         --             --            423
                                                            ---------      ---------      ---------
Net loss..................................................    (11,716)        (5,935)        (5,404)
                                                            ---------      ---------      ---------
Deemed dividend on conversion of series A preferred.......        (12)            --             --
Deemed dividend on issuance of series B preferred.........       (125)            --             --
Deemed dividend on issuance of series C preferred.........         --            (49)            --
Deemed dividend on issuance of series D preferred.........         --             --            (97)
                                                            ---------      ---------      ---------
Net loss attributable to common stockholders..............  $ (11,853)     $  (5,984)     $  (5,501)
                                                            =========      =========      =========
Basic and diluted net loss per share......................  $   (2.46)     $   (1.23)     $   (1.12)
                                                            =========      =========      =========
Weighted average shares used in computing basic and
  diluted net loss per share..............................  4,826,540      4,877,496      4,894,138
Pro forma basic and diluted net loss per share............                                $   (0.65)
Weighted average shares used in computing pro forma basic
  and diluted net loss per share..........................                                8,259,080

                                                                  AS OF DECEMBER 31, 2001
                                                            ------------------------------------
                                                                                    PRO FORMA AS
                                                             ACTUAL     PRO FORMA     ADJUSTED
                                                            ---------   ---------   ------------
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.................................  $  13,574   $ 13,574      $  72,774
Working capital...........................................     11,831     11,831         71,031
Total assets..............................................     18,080     18,080         77,280
Long-term debt............................................     12,796     12,796         12,796
Redeemable preferred stock................................     14,838         --             --
Accumulated deficit.......................................    (23,845)   (23,845)       (23,845)
Total stockholders' (deficit) equity......................    (18,036)    (3,198)        56,002

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING OUR STOCK. ALTHOUGH WE HAVE DESCRIBED BELOW THE RISKS WE CONSIDER MATERIAL, ADDITIONAL RISKS AND UNCERTAINTIES NOT KNOWN TO US OR THAT WE NOW BELIEVE TO BE NON-MATERIAL COULD ALSO IMPAIR OUR BUSINESS. IF ANY OF THE EVENTS COVERED BY THE FOLLOWING RISKS OCCUR, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD BE HARMED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU COULD LOSE SOME OR ALL OF THE VALUE OF YOUR INVESTMENT.

                         RISKS RELATED TO OUR BUSINESS

WE HAVE INCURRED LOSSES SINCE OUR INCEPTION AND EXPECT TO INCUR SIGNIFICANT LOSSES FOR THE FORESEEABLE FUTURE, AND WE MAY NEVER REACH PROFITABILITY.

    Since our inception in April 1995 through December 31, 2001, we have incurred significant operating losses and, as of December 31, 2001, we had an accumulated deficit of $23.8 million. We have not yet completed the development, including obtaining regulatory approvals, of any product candidate and, consequently, have not generated any revenues from the sale of products. Even if we succeed in developing and commercializing one or more of our product candidates, we may never achieve significant sales revenue and we expect to incur operating losses for the foreseeable future. We also expect to continue to incur significant operating expenses and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we:

    - conduct clinical trials;

    - fund the operations of DOV (Bermuda), Ltd., or DOV Bermuda, our joint venture with Elan;

    - conduct research and development on existing and new product candidates;

    - make milestone and royalty payments;

    - seek regulatory approvals for our product candidates;

    - commercialize our product candidates, if approved;

    - hire additional clinical, scientific and management personnel;

    - add operational, financial and management information systems and personnel; and

    - identify additional compounds or product candidates and acquire rights from third parties to those compounds or product candidates through a grant of a license to us, referred to as in-licensing.

    We need to generate significant revenue to achieve and maintain profitability. We may not be able to generate sufficient revenue and we may never be able to achieve or maintain profitability.

WE ARE DEPENDENT ON THE SUCCESSFUL OUTCOME OF CLINICAL TRIALS FOR OUR FIVE LEAD PRODUCT CANDIDATES.

    None of our product candidates is currently approved for sale by the United States Food and Drug Administration, or FDA, or by any other regulatory agency in the world, and our product candidates may never be approved for sale or become commercially viable. Before obtaining regulatory approval for the sale of our product candidates, they must be subjected to extensive preclinical and clinical testing to demonstrate their safety and efficacy for humans. Our success will depend on the success of our currently ongoing clinical trials and subsequent clinical trials that have not yet begun.

    There are a number of difficulties and risks associated with clinical trials. The possibility exists that:

    - we may discover that a product candidate may cause harmful side effects;

    - we may discover that a product candidate does not exhibit the expected therapeutic results in humans;

    - results may not be statistically significant or predictive of results that will be obtained from large-scale, advanced clinical trials;

    - we or the FDA may suspend the clinical trials of our product candidates;

    - patient recruitment may be slower than expected; and

    - patients may drop out of our clinical trials.

    Given the uncertainty surrounding the regulatory and clinical trial process, we may not be able to develop safe, commercially viable products. If we are unable to successfully develop and commercialize any of our product candidates, this would severely harm our business, impair our ability to generate revenues and adversely impact our stock price.

WE MAY NOT RECEIVE REGULATORY APPROVALS FOR OUR PRODUCT CANDIDATES OR APPROVALS MAY BE DELAYED.

    Regulation by government authorities in the United States and foreign countries is a significant factor in the development, manufacture and commercialization of our product candidates and in our ongoing research and development activities. All of our product candidates are in various stages of research and development and we have not yet requested or received regulatory approval to commercialize any product candidate from the FDA or any other regulatory body.

    In particular, human therapeutic products are subject to rigorous preclinical testing, clinical trials and other approval procedures of the FDA and similar regulatory authorities in foreign countries. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record keeping, labeling, storage, approval, advertising, promotion, sale and distribution of biopharmaceutical products. Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each therapeutic indication to establish the product candidate's safety and efficacy. The approval process may take many years to complete and may involve ongoing requirements for post-marketing studies. Additionally, even after receipt of FDA approval, the FDA may request additional trials to evaluate any adverse reactions or long-term effects. The scope and expense of such post-approval trials could be extensive and costly to us. Any FDA or other regulatory approval of our product candidates, once obtained, may be withdrawn. If our product candidates are marketed abroad, they will also be subject to extensive regulation by foreign governments.

    Any failure to receive the regulatory approvals necessary to commercialize our product candidates would have a material adverse effect on our business. The process of obtaining these approvals and the subsequent compliance with appropriate federal and state statutes and regulations require spending substantial time and financial resources. If we, or our collaborators or licensees, fail to obtain or maintain or encounter delays in obtaining or maintaining regulatory approvals, it could adversely affect the marketing of any product candidates we develop, our ability to receive product or royalty revenues and our liquidity and capital resources.

OUR OPERATING RESULTS ARE SUBJECT TO FLUCTUATIONS THAT MAY CAUSE OUR STOCK PRICE TO DECLINE.

    Our revenue is unpredictable and has fluctuated significantly from year-to-year and quarter-to-quarter and will likely continue to be highly volatile. We believe that period-to-period comparisons of our past operating results are not good indicators of our future performance and should not be relied on to predict our future results. For example, in 2000 we recorded no revenue while in 2001 we had $5.7 million in revenue, primarily as a result of license fees from Biovail and a milestone payment from Neurocrine. In the future, our operating results in a particular period may not meet the expectations of any securities analysts whose attention we may attract, or those of our investors, which may result in a decline in the market price of our common stock.

WE RELY ENTIRELY ON THE EFFORTS OF NEUROCRINE FOR THE DEVELOPMENT, DESIGN AND IMPLEMENTATION OF CLINICAL TRIALS, REGULATORY APPROVAL AND COMMERCIALIZATION OF OUR INSOMNIA COMPOUND, NBI-34060.

    In 1998, we sublicensed NBI-34060 to Neurocrine without retaining any material rights other than the right to receive milestone payments and royalties on product sales, if any. The clinical development, design and implementation of clinical trials, the preparation of filings for FDA approval and, if approved, the subsequent commercialization of NBI-34060, and all other matters relating to NBI-34060, are entirely within the control of Neurocrine. We will have no control over this process and, as a result, our ability to receive any revenue from NBI-34060 is entirely dependent on the success of Neurocrine's efforts. Neurocrine may fail or otherwise decide not to devote the resources necessary to successfully commercialize NBI-34060. In addition, in our description of NBI-34060 in this prospectus, including under the captions "Prospectus Summary" and "Business--Products Under Development--Central Nervous System--Insomnia and Anxiety--NBI-34060," we rely solely on Neurocrine's public statements. These statements include statements regarding the design, status and results of Neurocrine's clinical trials and preclinical studies of NBI-34060, Neurocrine's plans regarding future development and Neurocrine's beliefs as to the mechanism of action of NBI-34060.

OUR SUCCESS IN DEVELOPING OUR PRODUCT CANDIDATES DEPENDS UPON THE PERFORMANCE OF OUR LICENSEES AND COLLABORATIVE PARTNERS.

    Our efforts to develop, obtain regulatory approval for and commercialize our existing and any future product candidates depend in part upon the performance of our licensees and collaborative partners. Currently, we have license and collaborative agreements with Elan, Biovail, Neurocrine and Wyeth-Ayerst, formerly American Cyanamid Company. In connection with these agreements, we have granted certain rights, including development and marketing rights and rights to defend and enforce our intellectual property. We do not have day-to-day control over the activities of our licensees or collaborative partners and cannot assure you that they will fulfill their obligations to us, including their development and commercialization responsibilities in respect of our product candidates. We also cannot assure you that our licensees or collaborators will properly maintain or defend our intellectual property rights or that they will not utilize our proprietary information in such a way as to invite litigation that could jeopardize or potentially invalidate our proprietary information or expose us to potential liability. Further, we cannot assure you that our licensees or collaborators will not encounter conflicts of interest, changes in business strategy or other business issues, or that they will not acquire or develop rights to competing products, all of which could adversely affect their willingness or ability to fulfill their obligations to us.

    Any failure on the part of our licensees or collaborators to perform or satisfy their obligations to us, could lead to delays in the development or commercialization of our product candidates and affect our ability to realize product revenues. Disagreements with our licensees or collaborators could require or result in litigation or arbitration, which could be time-consuming and expensive. If we fail to maintain our existing agreements or establish new agreements as necessary, we could be required to undertake development, manufacturing and commercialization activities solely at our own expense. This would significantly increase our capital requirements and may also delay the commercialization of our product candidates.

OUR EXISTING COLLABORATIVE AND LICENSING AGREEMENTS CONTAIN, AND ANY SUCH AGREEMENTS THAT WE MAY ENTER INTO IN THE FUTURE MAY CONTAIN, COVENANTS THAT RESTRICT OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION ACTIVITIES.

    Our existing license and collaborative agreements contain covenants that restrict our product development or future business efforts and have involved, among other things, the issuance of debt and equity securities, limitations on our ability to license our product candidates to third parties and restrictions on our ability to compete. Because of these restrictive covenants, if our licensees or collaborators fail to fulfill their obligations to us or we are otherwise not able to maintain these relationships, we cannot assure you that we will be able to enter into alternative arrangements or assume the development of these product candidates ourselves. This would significantly affect our ability to commercialize our product candidates. Further, we cannot assure you, even if alternative arrangements are available to us, that they will be any less restrictive on our business activities.

LITIGATION INVOLVING OUR DOV DILTIAZEM PATENT, TO WHICH WE ARE NOT A PARTY, MAY ADVERSELY AFFECT OUR DOV DILTIAZEM PATENT AND OUR RELATIONSHIP WITH OUR LICENSEE BIOVAIL.

    Litigation between Biovail and Andrx Pharmaceuticals, Inc., involving our DOV diltiazem patent, is currently pending in federal court in Florida. This litigation was instituted in February 2001, following the license of the DOV diltiazem patent to Biovail and Biovail's subsequent listing of that patent in the FDA's "Orange Book" as claiming its branded drug Tiazac under approved new drug application, or NDA, 20-401. This listing had the effect of preventing FDA approval of Andrx's abbreviated new drug application, or ANDA, for a generic version of Tiazac for up to 30 months. Among other things, Biovail claimed that Andrx's generic version of Tiazac would infringe our DOV diltiazem patent. Andrx, among other things, claimed that its generic version of Tiazac would not infringe our DOV diltiazem patent, that our DOV diltiazem patent is invalid and that our license agreement with Biovail is invalid. We are not a party to that litigation, nor have we made any attempt to join in the litigation.

    On April 11, 2002, Andrx announced that, according to Biovail, Biovail had withdrawn its Orange Book listing described above. On April 9, 2002, Biovail and Andrx filed a stipulation of dismissal of Biovail's claim that Andrx's generic version of Tiazac would infringe our DOV diltiazem patent. On April 19, 2002, the federal court in Florida approved this stipulation of dismissal and also ordered that Andrx's claims of infringement and invalidity were moot. We cannot assure you that Biovail's dismissal of its infringement claim will not adversely affect our right in the future to preclude Andrx from infringing the DOV diltiazem patent, at least to the extent of infringement claimed by Biovail in the Florida litigation. We also cannot assure you that Andrx will not appeal the court's order that its claims of infringement and invalidity are moot. If Andrx appeals and is successful, there would be a risk to us that the DOV diltiazem patent could be declared invalid and that we could lose any potential value that may be derived from the DOV diltiazem patent. Further, Andrx's claim that our license agreement with Biovail is invalid remains in litigation. If Andrx obtains a court order that our license agreement with Biovail is invalid, we would lose the right to receive clinical development payments, and milestone and royalty payments, that Biovail might have been required to pay to us under our license agreement.

    Our license agreement with Biovail gives Biovail the right to defend against any infringement action relating in any way to the DOV diltiazem patent and the exclusive right to enforce the DOV diltiazem patent against others, including the exclusive right to sue others for past, present and future infringements of the DOV diltiazem patent. We are contractually obligated to reimburse Biovail for legal fees and disbursements incurred in connection with such defense or enforcement, up to a maximum of $1.5 million. We believe that Biovail's actions in listing the DOV diltiazem patent in the Orange Book were taken in major part to secure a stay of FDA approval of Andrx's generic drug, rather than to defend or enforce the DOV diltiazem patent. Further, Biovail's litigation with Andrx involved many issues, including violation of antitrust laws, unrelated to the DOV diltiazem patent or its validity. As noted above, Andrx has publicly stated that it has been advised by Biovail that Biovail has

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withdrawn its Orange Book listing and Andrx and Biovail filed a stipulation of dismissal of the patent infringement action against Andrx with respect to the DOV diltiazem patent. For these reasons, we believe that the litigation between Biovail and Andrx is not of the type contemplated for reimbursement under the license agreement. Nonetheless, we may be responsible for a portion of Biovail's legal expenses with regard to litigating Biovail's claim that Andrx's generic drug infringes the DOV diltiazem patent.

BIOVAIL AND THE FEDERAL TRADE COMMISSION HAVE AGREED TO A SETTLEMENT THAT MAY LEAD TO A REFORMATION OF OUR LICENSE AGREEMENT WITH BIOVAIL.

    Related to the Andrx/Biovail litigation, in March 2001, following a request for investigation by Andrx, the Federal Trade Commission, or FTC, notified us that it was conducting a nonpublic investigation to determine whether Biovail or any other person is engaging in unfair methods of competition in violation of the Federal Trade Commission Act, and that the primary focus is the legality of Biovail's January 2001 Orange Book listing of the DOV diltiazem patent. The FTC letter sought information related to the Biovail license agreement. We have cooperated with the FTC in its requests. The FTC staff has informed us during informal discussions that its investigation should not be viewed as an allegation of wrongdoing against us.

    On April 23, 2002, the FTC announced a complaint against Biovail and a proposed consent order with Biovail to settle its antitrust investigation. The proposed consent order requires Biovail to return to us the exclusive license to manufacture and sell any extended release formulation of diltiazem that has been approved by the FDA for sale pursuant to NDA 20-401, or that is described in any ANDA for which approval is sought by referencing NDA 20-401. We are not a party to the proposed consent order, and Biovail will require our approval to amend the license agreement to return this asset. The FTC has submitted the proposed consent order for public comment until May 23, 2002, after which it will determine whether or not to make it final.

    If the license agreement change is made, the angina or hypertension drug developed under the license agreement would, in order to be protected by an exclusive patent license, have to contain an immediate release component and be sold under an NDA other than NDA 20-401. The effect of this change in the license agreement would mean that we would be entitled, but not required, to grant a non-exclusive license to other persons for the manufacture and sale of an extended release formulation of diltiazem that is described in any ANDA for which approval is sought by referencing Biovail's NDA 20-401. We would continue to have the right to receive royalties from any licensee who manufactures and sells an extended release formulation of diltiazem using the DOV diltiazem patent.

    The FTC must approve the form of agreement for Biovail's return of the exclusive license to manufacture and sell any extended release formulation of diltiazem that has been approved by the FDA for sale pursuant to NDA 20-401, or that is described in any ANDA for which approval is sought by referencing NDA 20-401. The FTC may also withdraw from the proposed consent order and seek other remedies against Biovail or us, including court ordered reformation of the agreement, which could have a material adverse affect on our business, including the substantial costs and distraction to management of any litigation that may ensue.

THE BUSINESS PURPOSES OF OUR JOINT VENTURE WITH ELAN AND OUR LICENSE, RESEARCH AND DEVELOPMENT AGREEMENT WITH BIOVAIL COULD BE FRUSTRATED BY POTENTIAL VOTING DEADLOCKS.

    We have agreed in our joint development and operating agreement with Elan that major decisions relating to our joint venture will be made through mutual consent despite our 80.1% ownership position. As a result, deadlocks may occur on major business issues relating to the development of ocinaplon and bicifadine. We have also agreed in our license, research and development agreement with Biovail that all major decisions, including budget and other financial decisions, must be decided by majority vote of the members of a joint oversight committee, which is comprised of an equal number of members from both parties. Accordingly, deadlocks may occur on major items of business relating to

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the development of DOV diltiazem. Under these circumstances, our ability to move forward with clinical development of either one or all three of these product candidates may be delayed. These contractual voting provisions with Elan and Biovail could lead to delays in the development of these product candidates. For a more detailed explanation of our joint venture with Elan and our license, research and development agreement with Biovail, please refer to the text in the "Business" section under the subheadings "Collaboration and License Agreements--Elan Corporation, plc and Elan International Services, Ltd." and "Biovail Laboratories Incorporated and Biovail Corporation."

OUR 80.1% OWNERSHIP IN THE ELAN JOINT VENTURE MAY BE SIGNIFICANTLY REDUCED AND ELAN'S INTEREST IN THE JOINT VENTURE COULD POTENTIALLY EXCEED OUR INTEREST.

    In connection with our joint venture with Elan, we issued to Elan an $8.0 million convertible exchangeable promissory note. The outstanding principal balance, including accrued unpaid interest, is convertible into shares of our common stock. In the alternative, Elan may elect to exchange the outstanding principal balance of the note for equity in the joint venture sufficient to increase its overall ownership interest equal to ours. If Elan elects to exchange its note, our interest in any profits the joint venture may receive from ocinaplon and bicifadine will be significantly reduced. Elan's ownership could increase further if we fail to meet our future joint venture funding requirements.

IF CERTAIN TECHNOLOGICAL COMPETITORS OF ELAN ACQUIRE AT LEAST TEN PERCENT OF OUR VOTING STOCK OR TRIGGER OTHER CHANGE OF CONTROL CLAUSES, ELAN MAY, AT ITS OPTION, TERMINATE ITS LICENSE AGREEMENT WITH THE JOINT VENTURE, WHICH COULD LEAD TO A TERMINATION OF THE JOINT VENTURE ITSELF.

    Under the Elan joint venture agreements, Elan has certain change of control rights that, if triggered, would permit it to terminate the license agreement under which Elan granted the right to use its proprietary release technologies to the joint venture. This could also lead to a termination of our license agreement with the joint venture and a termination of the joint venture.

    Some of Elan's change of control termination protections are triggered if a named technological competitor of Elan:

    - directly or indirectly acquires ten percent or more of our or the joint venture's voting stock, or otherwise controls or influences our or the joint venture's management or business; or

    - enters into any joint venture, collaborative, license or other agreement with us or the joint venture to the extent that the competitor is materially engaged in our or the joint venture's business or development.

    In January 2001, we entered into our license, research and development agreement with Biovail, a named technological competitor of Elan. We do not believe that Elan's consent to that agreement was required since Biovail is not materially engaged in our business or development. Biovail neither holds nor has any options to purchase our voting securities. The patent licensed to Biovail is only one of various patents we hold and DOV diltiazem is one of eight product candidates we are developing. Further, we have retained control of the development of DOV diltiazem, and we retain significant voting rights regarding the patent licensed to Biovail through our participation on the joint oversight committee organized to establish and manage the research and development process. We do not, therefore, believe that Elan is entitled to terminate its license agreement with the joint venture as a result of our entering into the Biovail license agreement without Elan's consent. Nonetheless, we sought consent from Elan, which Elan refused to grant. While Elan has not asserted that its consent was required, objected to our entering into the Biovail license agreement or threatened to terminate its license agreement with the joint venture, it has stated that it reserves its rights with respect to this issue. If Elan seeks to terminate its agreement based on our failure to obtain its consent, we cannot assure you that a court would not ultimately permit such termination. Upon such an event, our ability to successfully develop ocinaplon and bicifadine may be impaired.

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THE INDEPENDENT CLINICAL INVESTIGATORS AND CONTRACT RESEARCH ORGANIZATIONS THAT
WE RELY UPON TO CONDUCT OUR CLINICAL TRIALS MAY NOT BE DILIGENT, CAREFUL OR TIMELY.

    We depend on independent clinical investigators and contract research organizations to conduct our clinical trials. Contract research organizations also assist us in the collection and analysis of our data. The investigators and contract research organizations are not our employees and we cannot control, other than by contract, the amount of resources, including time, that they devote to our product candidates. If independent investigators fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard, it will delay the approval and commercialization of our product candidates. Further, the FDA requires that we comply with standards, commonly referred to as good clinical practice, for conducting, recording and reporting clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial subjects are protected. If our independent clinical investigators and contract research organizations fail to comply with good clinical practice, the results of our clinical trials could be called into question and the clinical development of our product candidates could be delayed. Failure of clinical investigators or contract research organizations to meet their obligations to us or comply with good clinical practice procedures could adversely affect the clinical development of our product candidates and harm our business.

WE HAVE NO MANUFACTURING CAPABILITIES AND CONTRACTING WITH THIRD-PARTY MANUFACTURERS COULD NEGATIVELY IMPACT OUR ABILITY TO OBTAIN REGULATORY APPROVALS AND COMMERCIALIZE OUR PRODUCT CANDIDATES.

    We currently rely upon Cambridge Major Laboratories, Inc. and Chemsyn Science Laboratories, Inc. in the United States to manufacture product samples of bicifadine and DOV 216,303, and Angelini Fine Chemicals in Italy to manufacture ocinaplon, in each case for use in our clinical trials. We intend to continue to rely upon these and other third parties to manufacture the products we intend to sell. We do not have any manufacturing experience, nor do we have any manufacturing facilities. If we are unable to obtain new or retain our current third-party manufacturers, we will not be able to effectively conduct our clinical trials or ultimately commercialize our products. In addition, our current and any future third-party manufacturers may not comply with FDA regulations, or other regulatory requirements relating to the manufacturing of our products, including compliance with good manufacturing practice, or GMP. This requires that the methods, facilities or controls used for a drug product's manufacture, processing, packing or holding follow rules and guidelines to meet certain safety requirements and to ensure the drug has the represented identity and strength, and meets its represented quality and purity characteristics. The risks associated with our reliance on third-party contractors include the following:

    - Contract manufacturers may encounter difficulties in achieving volume production, quality control and quality assurance, and also may experience shortages in qualified personnel. As a result, our contract manufacturers might not be able to meet our clinical development schedules or adequately manufacture our products in commercial quantities when required.

    - Switching manufacturers may be difficult because the number of potential manufacturers is limited. It may be difficult or impossible for us to find a replacement manufacturer quickly or on terms acceptable to us, or at all.

    - Our contract manufacturers may not remain in the contract manufacturing business for the time required to successfully produce, store and distribute our products.

    - Our contract manufacturers are subject to ongoing periodic, unannounced inspection by the FDA, the Drug Enforcement Agency and corresponding state agencies to ensure strict compliance with, among other things, GMP, in addition to other governmental regulations and corresponding foreign standards. We do not have control over, other than through contract, third-party manufacturers' compliance with these regulations and standards.

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    - If we need to change manufacturers, the FDA and corresponding foreign regulatory agencies must approve these manufacturers in advance, which will involve testing and additional inspections to ensure compliance with FDA regulations and standards.

    Dependence upon third parties for the manufacture of our product candidates may harm our profit margin, if any, or the sale of our products and our ability to develop and deliver products on a timely and competitive basis.

IF WE ARE UNABLE TO CREATE SALES, MARKETING AND DISTRIBUTION CAPABILITIES, OR ENTER INTO AGREEMENTS WITH THIRD PARTIES TO PERFORM THESE FUNCTIONS, WE WILL NOT BE ABLE TO COMMERCIALIZE OUR PRODUCT CANDIDATES.

    We do not have any sales, marketing or distribution capabilities. In order to commercialize our product candidates, if any are approved, we must either acquire or internally develop sales, marketing and distribution capabilities or make arrangements with third parties to perform these services for us. If we obtain FDA approval for our existing product candidates, we intend to rely on relationships with one or more pharmaceutical companies or other third parties with established distribution systems and direct sales forces to market our product candidates. If we decide to market any of our product candidates directly, we must either acquire or internally develop a marketing and sales force with technical expertise and with supporting distribution capabilities. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel, and negatively impact our product development efforts. Moreover, we may not be able to establish in-house sales and distribution capabilities or relationships with third parties. To the extent we enter into co-promotion or other licensing agreements, our product revenues are likely to be lower than if we directly marketed and sold our product candidates, and any revenue we receive will depend upon the efforts of third parties, which may not be successful.

OUR BUSINESS STRATEGY IS BASED UPON MARKET ASSUMPTIONS THAT COULD PROVE TO BE INCORRECT, OR CHANGE OR FLUCTUATE, LEADING TO OUR INABILITY TO SUCCESSFULLY DEVELOP OR ACHIEVE COMMERCIALIZATION OF OUR PRODUCT CANDIDATES.

    We have formulated our business strategy regarding opportunities in the pharmaceutical drug development field based upon our experience in the industry, the size of the pharmaceutical drug markets addressing central nervous system, cardiovascular and urological disorders and the estimated royalties for licensing or sharing of profits for our product candidates, including NBI-34060, ocinaplon, bicifadine and DOV diltiazem. There can be no assurance that our assessments regarding these and a variety of other projections will prove correct, including assessments regarding the choice or order of product development, the availability and length of any market exclusivity periods for our product candidates, the relative size and existence of certain target markets, the potential for market penetration of our products or our assumptions regarding their potential value. Our success will depend upon many factors, many of which may be beyond our control or cannot be predicted, evaluated or quantified at this time. Further, we cannot assure you that we or our collaborators or licensees will be successful in obtaining market acceptance of any of our product candidates or generate sufficient revenues to support our development programs. If we have made incorrect market assumptions or if we fail to address market changes on a timely basis, we may be unable to successfully develop or achieve commercialization of our product candidates.

IF WE CANNOT RAISE ADDITIONAL FUNDING, WE MAY BE UNABLE TO COMPLETE DEVELOPMENT OF OUR PRODUCT CANDIDATES.

    At December 31, 2001, we had cash and cash equivalents of $13.6 million. We currently have no commitments or arrangements for any financing. We believe that our existing cash and cash equivalents, and net proceeds from this offering, will be sufficient to fund our anticipated operating expenses, debt obligations and capital requirements until at least the end of 2003. We believe that we

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may require additional funding after that time to continue our research and development programs, including preclinical testing and clinical trials of our product candidates, for operating expenses, and to pursue regulatory approvals for our product candidates. Lack of funding could adversely affect our ability to pursue our business. We cannot assure you that financing will be available when needed on terms acceptable to us, if at all. We may continue to seek additional capital through public or private financing or collaborative agreements. If adequate funds are not available, we may be required to curtail significantly or eliminate one or more of our product development programs.

THE SUCCESS OF OUR BUSINESS DEPENDS UPON THE MEMBERS OF OUR SENIOR MANAGEMENT TEAM, OUR SCIENTIFIC STAFF AND OUR ABILITY TO CONTINUE TO ATTRACT AND RETAIN QUALIFIED SCIENTIFIC, TECHNICAL AND BUSINESS PERSONNEL.

    We are dependent on the members of our senior management team, in particular, our Chief Executive Officer, Dr. Arnold Lippa, our President,
Dr. Bernard Beer, our Senior Vice President and Chief Scientific Officer,
Dr. Phil Skolnick and our Vice President of Drug Development, Mr. Stephen Petti, for our business success. Moreover, because of the specialized scientific and technical nature of our business, we are also highly dependent upon our scientific staff, the members of our scientific advisory board and our continued ability to attract and retain qualified scientific, technical and business development personnel. Drs. Lippa and Beer each hold a substantial amount of vested common stock not subject to repurchase in the event of termination. We do not carry key man life insurance on the lives of any of our key personnel. There is intense competition for human resources, including management in the scientific fields in which we operate and there can be no assurance that we will be able to attract and retain qualified personnel necessary for the successful development of our product candidates, and any expansion into areas and activities requiring additional expertise. In addition, there can be no assurance that such personnel or resources will be available when needed. The loss of the services of Drs. Lippa, Beer, Skolnick or Mr. Petti, or other key personnel, could severely harm our business.

BECAUSE SOME OF OUR PATENTS WITH RESPECT TO SOME OF OUR PRODUCT CANDIDATES HAVE EXPIRED OR WILL EXPIRE IN THE NEAR TERM, WE MAY BE REQUIRED TO RELY SOLELY ON THE HATCH-WAXMAN ACT FOR MARKET EXCLUSIVITY.

    A number of patents that we licensed from Wyeth-Ayerst have expired, including the patent that provides protection for the use of DOV 216,303 for the treatment of depression and the use of bicifadine for the treatment of pain. In addition, our patent covering ocinaplon and NBI-34060 is due to expire in June 2003. We currently have patents protecting intermediates useful in the manufacture of ocinaplon that are not due to expire until 2007, and we have applied for additional patents relating to ocinaplon. In addition, Neurocrine has stated that it has filed nine U.S. and foreign patent applications on NBI-34060. Regardless of these efforts, these patents and patent applications, if approved, may not afford us adequate protection against generic versions of our product candidates or other competitive products. In the event we achieve regulatory approval to market any of our product candidates, including bicifadine, DOV 216,303 or ocinaplon, and we are unable to obtain adequate patent protection for the ultimate marketed product, we will be required to rely to a greater extent on the United States Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, and applicable foreign legislation, to achieve market exclusivity. The Hatch-Waxman Act generally provides for marketing exclusivity to the first applicant to gain approval for a particular drug by prohibiting filing of an abbreviated new drug application, or ANDA, by a generic competitor for up to five years after the drug is first approved. The Hatch-Waxman Act, however, also accelerates the approval process for generic competitors using the same active ingredients once the period of statutory exclusivity has expired and may in practice encourage more aggressive legal challenges to the patents protecting approved drugs. In addition, because some of our patents have expired, third parties may develop competing product candidates using our product compounds and if they obtain regulatory

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approval for those products prior to us, we would be barred from seeking an ANDA for those products under the Hatch-Waxman Act for the applicable statutory exclusivity period.

OUR BUSINESS ACTIVITIES REQUIRE COMPLIANCE WITH ENVIRONMENTAL LAWS, WHICH IF VIOLATED COULD RESULT IN SIGNIFICANT FINES AND WORK STOPPAGE.

    Our research and development programs, and the manufacturing operations and disposal procedures of our contractors and collaborators, are affected by federal, state, local and foreign environmental laws. Although we intend to use reasonable efforts to comply with applicable environmental laws, our contractors and collaborators may not comply with these laws. Failure to comply with environmental laws could result in significant fines and work stoppage, and may harm our business.

WE INTEND TO PURSUE A RAPID GROWTH STRATEGY, WHICH COULD GIVE RISE TO DIFFICULTIES IN MANAGING AND SUCCESSFULLY IMPLEMENTING SUCH GROWTH.

    Our company was formed in April 1995 and, consequently, we have a limited operating history. As of March 25, 2002, we employed 23 full-time employees and one part-time employee, and we had numerous product candidates in various stages of development. We intend to pursue a strategy of growth, both with regard to infrastructure and personnel, and will seek to aggressively develop our current product candidates and to acquire new product candidates. In the event of rapid growth in our operations, we will need to hire additional personnel, some of whom, due to the specialized scientific and technical nature of our business, must possess advanced degrees, be highly skilled and have many years of experience. We may be unable to attract and retain the necessary qualified personnel, or such personnel may not be available when needed, to successfully meet our growth needs. In addition, since we lack experience in marketing, distributing and selling pharmaceutical products, we may have difficulty managing such growth in our operations. We cannot assure you that we will be able to obtain the personnel needed to achieve such growth or that we will be able to obtain and maintain all regulatory approvals and comply with all applicable laws, regulations and licensing requirements that may be necessary as a result of such growth.

OUR OFFICERS AND DIRECTORS, FOLLOWING THIS OFFERING, WILL OWN OR BE AFFILIATED WITH OTHERS WHO OWN A SUBSTANTIAL PERCENTAGE OF OUR VOTING SECURITIES, ENOUGH TO CONTROL OR DETERMINE THE OUTCOME OF ANY MATTER SUBMITTED TO OUR STOCKHOLDERS FOR APPROVAL.

    Following this offering, our current officers and directors, who in the aggregate will beneficially own 6,292,347 shares of our common stock, will beneficially own 40.86% of the shares of our common stock. Accordingly, these insider stockholders and their affiliates will have sufficient voting power to effectively control the election of our board of directors, direct the appointment of our officers and, in general, determine the outcome of any corporate transaction or similar matters submitted to our stockholders for majority approval. For a more detailed explanation regarding the beneficial ownership of our common stock by our officers and directors, please refer to the text in the "Principal Stockholders" section.

OUR BYLAWS REQUIRE US TO INDEMNIFY OUR OFFICERS AND DIRECTORS TO THE FULLEST EXTENT PERMITTED BY LAW, WHICH MAY OBLIGATE US TO MAKE SUBSTANTIAL PAYMENTS AND IN SOME INSTANCES PAYMENTS IN ADVANCE OF JUDICIAL RESOLUTION OF ENTITLEMENT.

    Our bylaws require that we indemnify our directors, officers and scientific advisory board members, and permit us to indemnify our other employees and agents, to the fullest extent permitted by the Delaware corporate law. This could require us, with some legally prescribed exceptions, to indemnify our directors, officers and scientific advisory board members against any and all expenses, judgments, penalties, fines and amounts reasonably paid in defense or settlement in connection with an action, suit

                                       17
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or proceeding. For directors, our bylaws require us to pay in advance of final disposition all expenses including attorneys' fees incurred by them in connection with any action, suit or proceeding relating to their status or actions as directors. Advance payment of legal expenses is discretionary for officers, scientific advisory board members and other employees or agents. We may make these advance payments provided that they are preceded or accompanied by an undertaking on behalf of the indemnified party to repay all advances if it is ultimately determined that he or she is not entitled to be indemnified by us. Accordingly, we may incur expenses to meet these indemnification obligations, including expenses that in hindsight are not qualified for reimbursement and possibly not subject to recovery as a practical matter.

PROVISIONS OF DELAWARE LAW AND OUR CHARTER AND BY-LAWS MAY MAKE A TAKEOVER MORE DIFFICULT.

    Provisions of our certificate of incorporation and by-laws and in the Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors. Public stockholders who might desire to participate in such a transaction may not have an opportunity to do so. We also have a staggered board of directors that makes it difficult for stockholders to change the composition of our board of directors in any one year. These anti-takeover provisions could substantially impede the ability of public stockholders to change our management and board of directors.

                         RISKS RELATED TO OUR INDUSTRY

WE FACE INTENSE COMPETITION AND IF WE ARE UNABLE TO COMPETE EFFECTIVELY, THE DEMAND FOR OUR PRODUCTS, IF ANY, MAY BE REDUCED.

    The pharmaceutical industry is highly competitive and marked by a number of established, large pharmaceutical companies, as well as smaller emerging companies, whose activities are directly focused on our target markets and areas of expertise. We face and will continue to face competition in the discovery, in-licensing, development and commercialization of our product candidates, which could severely impact our ability to generate revenue or achieve significant market acceptance of our product candidates. Furthermore, new developments, including the development of other drug technologies and methods of preventing the incidence of disease, occur in the pharmaceutical industry at a rapid pace. These developments may render our product candidates or technologies obsolete or noncompetitive. For a specific listing of competitive drugs and pharmaceutical companies in our market segments, please refer to the text in the "Business" section under the subheading "Competition."

    We are focused on developing product candidates for the treatment of central nervous system, cardiovascular and urological disorders, and we have a number of competitors. If one or more of their products or programs are successful, the market for our product candidates may be reduced or eliminated.

    Compared to us, many of our competitors and potential competitors have substantially greater:

    - capital resources;

    - research and development resources, including personnel and technology;

    - regulatory experience;

    - preclinical study and clinical testing experience; and

    - manufacturing, distribution and marketing experience.

    As a result of these factors, our competitors may obtain regulatory approval of their products more rapidly than us. Our competitors may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates or technologies. Our competitors

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may also develop drugs that are more effective, useful and less costly than ours and may also be more successful than us and our collaborators or licensees in manufacturing and marketing their products.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, OUR COMPETITORS COULD DEVELOP AND MARKET PRODUCTS BASED ON OUR DISCOVERIES, WHICH MAY REDUCE DEMAND FOR OUR PRODUCT CANDIDATES.

    To a substantial degree, our success will depend on the following intellectual property achievements:

    - our ability to obtain patent protection for our proprietary technologies and product candidates, as well as our ability to preserve our trade secrets;

    - the ability of our collaborators and licensees to obtain patent protection for their proprietary technologies and product candidates covered by our agreements, as well as their ability to preserve related trade secrets; and

    - our ability to prevent third parties from infringing upon our proprietary rights, as well as the ability of our collaborators and licensees to accomplish the same.

    Because of the substantial length of time and expense associated with bringing new products through the development and regulatory approval processes in order to reach the marketplace, the pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Accordingly, we, either alone or together with our collaborators or licensees, intend to seek patent protection for our proprietary technologies and product candidates. The risk exists, however, that these patents may be unobtainable and that the breadth of the claims in a patent, if obtained, may not provide adequate protection of our, or our collaborators' or licensees', proprietary technologies or product candidates.

    We also rely upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our collaborators, licensees, employees and consultants. We also have confidentiality and invention or patent assignment agreements with our employees and some of, but not all, our collaborators and consultants. If our employees, collaborators or consultants breach these agreements, we may not have adequate remedies for any such breach, and our trade secrets may otherwise become known to or independently discovered by our competitors.

    In addition, although we own or otherwise have certain rights to a number of patents, the issuance of a patent is not conclusive as to its validity or enforceability, and third parties may challenge the validity or enforceability of our patents or the patents of our collaborators or licensees. We cannot assure you how much protection, if any, will be given to our patents if we attempt to enforce them or if they are challenged in court or in other proceedings. It is possible that a competitor may successfully challenge our patents, or the patents of our collaborators or licensees, or that challenges will result in elimination of patent claims and therefore limitations of coverage. Moreover, competitors may infringe our patents, the patents of our collaborators or licensees, or successfully avoid them through design innovation. To prevent infringement or unauthorized use, we may need to file infringement claims, which are expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the ground that our patents do not cover its technology. In addition, interference proceedings brought by the United States Patent and Trademark Office, or USPTO, may be necessary to determine the priority of inventions with respect to our patent applications or those of our collaborators or licensees. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and be a distraction to management. We cannot assure you that we, or our collaborators or licensees, will be able to prevent misappropriation of our respective proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.

THE INTELLECTUAL PROPERTY OF OUR COMPETITORS OR OTHER THIRD PARTIES MAY PREVENT US FROM DEVELOPING OR COMMERCIALIZING OUR PRODUCT CANDIDATES.

    Our product candidates and the technologies we use in our research may inadvertently infringe the patents or violate the proprietary rights of third parties. In addition, other parties conduct their research and development efforts in segments where we, or our collaborators or licensees, focus research and development activities. We cannot assure you that third parties will not assert patent or other intellectual property infringement claims against us, or our collaborators or licensees, with respect to technologies used in potential product candidates. Any claims that might be brought against us relating to infringement of patents may cause us to incur significant expenses and, if successfully asserted against us, may cause us to pay substantial damages. Even if we were to prevail, any litigation could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. In addition, any patent claims brought against our collaborators or licensees could affect their ability to carry out their obligations to us. Furthermore, as a result of a patent infringement suit brought against us, or our collaborators or licensees, the development, manufacture or potential sale of product candidates claimed to infringe a third party's intellectual property may have to stop or be delayed, unless that party is willing to grant certain rights to use its intellectual property. In such cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our product candidates. We may not, however, be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if we, or our collaborators or licensees, were able to obtain rights to a third party's intellectual property, these rights may be non-exclusive, thereby giving our competitors potential access to the same intellectual property. Ultimately, we may be unable to commercialize some of our potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCT CANDIDATES DEPEND IN PART ON THE AVAILABILITY OF RAW MATERIALS, WHICH MAY NOT ALWAYS BE IN ABUNDANCE OR AVAILABLE AT PRICES ACCEPTABLE TO US.

    Testing and development as well as the ultimate manufacturing and commercialization of our product candidates rely upon raw materials that can be purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are widely available from multiple sources. We do not, however, have long-term arrangements with any supplier and we cannot assure you that necessary materials will remain in abundance or that we will continue to secure necessary materials at the prices or delivery terms currently available or acceptable to us.

OUR ABILITY TO RECEIVE ROYALTIES AND PROFITS FROM PRODUCT SALES DEPENDS IN PART UPON THE AVAILABILITY OF REIMBURSEMENT FOR THE USE OF OUR PRODUCTS FROM THIRD-PARTY PAYORS, FOR WHICH WE MAY OR MAY NOT QUALIFY.

    Our royalties or profits will be heavily dependent upon the availability of reimbursement for the use of our products from third-party health care payors, both in the United States and in foreign markets. The health care industry and these third-party payors are experiencing a trend toward containing or reducing the costs of health care through various means, including lowering reimbursement rates and negotiating reduced payment schedules with service providers for drug products. These cost containment efforts could adversely affect the market acceptance of our product candidates and may also harm our business. There can be no assurance that we will be able to offset any of or all the payment reductions that may occur.

    Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor's determination that use of a product is:

    - safe, effective and medically necessary;

    - appropriate for the specific patient;

    - cost-effective; and

    - neither experimental nor investigational.

    Since reimbursement approval is required from each third-party payor individually, seeking this approval is a time-consuming and costly process. Third-party payors may require cost-benefit analysis data from us in order to demonstrate the cost-effectiveness of any product we might bring to market. We cannot assure you that we will be able to provide data sufficient to gain acceptance with respect to reimbursement. There also exists substantial uncertainty concerning third-party reimbursement for the use of any drug product incorporating new technology. We cannot assure you that third-party reimbursement will be available for our product candidates utilizing new technology, or that any reimbursement authorization, if obtained, will be adequate.

OUR ABILITY TO RECEIVE ROYALTIES AND PROFITS FROM PRODUCT SALES WILL BE DIMINISHED IF WE FAIL TO OBTAIN ACCEPTABLE PRICES, WHICH ARE SUBJECT TO BOTH DOMESTIC AND FOREIGN GOVERNMENT CONTROL.

    The continuing efforts of governments to contain or reduce the costs of health care through various means will limit our commercial opportunities. In some foreign markets, for example, pricing and profitability of prescription pharmaceuticals are subject to government control. In the United States, we anticipate a continued number of federal and state proposals to implement government control of pricing and profitability of prescription drugs. In addition, increasing emphasis on managed health care, both in the United States and in foreign markets, will continue to place pressure on the pricing of drug products. Cost control initiatives in foreign markets where we intend to market our product candidates, as well as in the United States, could cause the prices of our product candidates to be lower than we or our collaborators or licensees expect, and could adversely affect our ability to commercialize our products and realize royalties on product sales.

WE FACE POTENTIAL PRODUCT LIABILITY EXPOSURE, AND IF SUCCESSFUL CLAIMS ARE BROUGHT AGAINST US, WE MAY INCUR SUBSTANTIAL LIABILITY FOR A PRODUCT AND MAY HAVE TO LIMIT ITS COMMERCIALIZATION.

    The use of our product candidates in clinical trials and the sale of any approved products may expose us to a substantial risk of product liability claims and the adverse publicity resulting from such claims. These claims might be brought against us by consumers, health care providers, pharmaceutical companies or others selling our products. If we cannot successfully defend ourselves against these claims, we may incur substantial losses or expenses, or be required to limit the commercialization of our product candidates. We have obtained limited product liability insurance coverage for our clinical trials in the amount of $3.0 million per occurrence and $3.0 million in the aggregate. Our insurance coverage, however, may not reimburse us or may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for our product candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us would decrease our cash and could cause our stock price to fall.

                         RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE IS LIKELY TO BE VOLATILE AND THE MARKET PRICE OF OUR COMMON STOCK AFTER THIS OFFERING MAY DROP BELOW THE PRICE YOU PAY.

    Prior to this offering, there has been no public market for our common stock and an active public market for our common stock may not develop or continue after this offering. If you purchase shares of our common stock in this offering, you will not pay a price established in a public marketplace. Rather, you will pay the price that we negotiate with the underwriters, which may not be indicative of market prices.

    Market prices for securities of biopharmaceutical companies have been particularly volatile. Some of the factors that may cause the market price of our common stock to fluctuate include:

    - results of clinical trials conducted by us or on our behalf, or by our competitors;

    - business or legal developments concerning our collaborators or licensees, including Elan and Biovail;

    - regulatory developments in the United States and foreign countries;

    - developments or disputes concerning patents or other proprietary rights;

    - changes in estimates or recommendations by securities analysts;

    - public concern over our drugs;

    - litigation;

    - future sales of our common stock;

    - general market conditions;

    - changes in the structure of health care payment systems;

    - failure of any of our product candidates, if approved, to achieve commercial success;

    - economic and other external factors or other disasters or crises; and

    - period-to-period fluctuations in our financial results.

    If any of the risks relating to this offering occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

THE GENERAL BUSINESS CLIMATE IS UNCERTAIN AND WE DO NOT KNOW HOW THIS WILL IMPACT OUR BUSINESS OR OUR STOCK PRICE.

    Over the past 18 months, there have been dramatic changes in economic conditions and the general business climate has been negatively impacted. Indices of the U.S. stock markets have fallen significantly and consumer confidence has waned. Accordingly, it is generally accepted that the United States is in a recession. Compounding the general unease about the current business climate are the still unknown economic and political impacts, long-term, of the September 11, 2001 terrorist attack and hostilities in Afghanistan and elsewhere. We are unable to predict how any of these factors may affect our business or stock price.

IF YOU PURCHASE SHARES OF OUR COMMON STOCK IN THIS OFFERING, YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF YOUR SHARES.

    The price per share that you will pay for our common stock substantially exceeds the per share value of our assets after subtracting our liabilities. As a result, if you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the book value of those shares. In addition, we estimate that investors purchasing common stock in this offering will contribute 75.6% of the total investment in us, but will only own 33.4% of our outstanding shares. In addition, we have also issued options and warrants to acquire shares of our common stock, as well as debt instruments that are convertible into common stock, at prices significantly below the price that you will pay for shares of common stock in this offering. You will experience further dilution if these outstanding options and warrants are exercised or if the outstanding debt instruments are converted.

EVEN THOUGH WE HAVE SPECIFIED THE GENERAL USES TO WHICH WE INTEND TO APPLY THE PROCEEDS OF THIS OFFERING, WE RETAIN THE RIGHT TO REALLOCATE THOSE PROCEEDS AS WE DEEM NECESSARY.

    We intend to use the net proceeds from this offering to advance our product candidates through clinical trials and preclinical studies, for discovering or acquiring new product candidates and for working capital and general corporate purposes. We may use a portion of the net proceeds for potential acquisitions of or investments in product candidates, technologies or businesses. We have not yet determined the amount of the net proceeds to be used specifically for each of these purposes. Investors will be relying on the judgment of management regarding the application of net offering proceeds.

FUTURE SALES OF OUR COMMON STOCK COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE.

    The market price of our common stock could decline due to sales of a large number of shares in the market after this offering or the perception that such sales could occur, including sales or distributions of shares by our large stockholders. In addition, after the 180-day period following the closing of this offering, the holders of approximately 9,702,443 shares of our common stock will have certain rights that may require us to register their shares for sale in the public market. These sales or the potential for these sales could also affect our stock price and make it more difficult for us to sell equity securities in the future.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any expressed or implied by these forward-looking statements. While we believe we have a reasonable basis for each forward-looking statement, we caution you that these statements are based on a combination of facts and factors currently known by us and projections of the future, about which we cannot be certain or even relatively certain. Many factors affect our ability to achieve our objectives and to successfully develop and commercialize our product candidates including our ability to:

    - obtain substantial additional funds;

    - obtain and maintain all necessary patents or licenses;

    - demonstrate the safety and efficacy of product candidates at each stage of development;

    - meet applicable regulatory standards and receive required regulatory approvals;

    - meet obligations and required milestones under our license and other agreements; and

    - produce drug candidates in commercial quantities at reasonable costs and compete successfully against other products and companies.

    In addition, you should refer to "Risk Factors" for a discussion of the other factors that may cause our actual results to differ materially from our forward-looking statements. As a result of these factors, there can be no assurance that the forward-looking statements in this prospectus will prove to be accurate and if they prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, these statements should not be regarded as a representation or warranty by us or any other person that our objectives and plans will be achieved in any specified time frame, if at all. Actual results will surely differ from projected results and such differences may be material.

    You should read this prospectus completely. In some cases, you can identify forward-looking statements by the following words: "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. We may not update these forward-looking statements, even though our situation may change in the future. We qualify all our forward-looking statements by these cautionary statements.

                                USE OF PROCEEDS

    We estimate that the net proceeds from our sale of 5,000,000 shares of our common stock in this offering will be approximately $59.2 million, and $68.3 million if the underwriters' over-allotment option is exercised in full, at an initial public offering price of $13.00 per share and after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds of this offering to advance our product candidates through clinical trials and preclinical studies, discover or acquire new product candidates and for working capital and general corporate purposes. We may use a portion of the net proceeds to acquire, license or invest in product candidates, technologies or businesses that are complementary to our own, although no acquisitions, licenses or investments are planned or being negotiated as of the date of this prospectus, and no portion of the net proceeds has been allocated for any specific acquisition, license or investment. Pending these uses, we will invest the net proceeds in investment-grade, interest-bearing securities.

    The principal purpose of this offering is to increase our capitalization and financial flexibility. As of the date of this prospectus, we cannot specify with certainty all the particular uses for the net proceeds we will have, or the specific amounts that may be allocated to the uses described above. Accordingly, our management will have broad discretion in the allocation and use of the net proceeds from this offering.

                                DIVIDEND POLICY

    We have never declared or paid any dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion, and restrictions imposed by lenders, if any.

                                 CAPITALIZATION

    The following table describes our capitalization as of December 31, 2001:

    - on an actual basis;

    - on a pro forma basis to give effect to the conversion of all outstanding shares of series C and series D preferred stock into an aggregate of 4,519,800 shares of common stock; and

    - on a pro forma as adjusted basis to also reflect the sale of 5,000,000 shares of common stock by us in this offering at an initial public offering price of $13.00 per share, after deducting underwriting discounts and commissions and our estimated expenses.

    You should read this table in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

                                                                   AS OF DECEMBER 31, 2001
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                        (IN THOUSANDS)
Long-term debt, net of current maturities...................  $12,796     $12,796      $12,796
Redeemable preferred stock, $1.00 par value per share:
  Series C, 1,750,000 shares authorized, issued and
    outstanding, actual; none authorized, issued or
    outstanding, pro forma and pro forma as adjusted........    6,021          --           --
  Series D, 1,400,000 shares authorized, 1,040,000 shares
    issued and outstanding, actual; none authorized, issued
    or outstanding, pro forma and pro forma as adjusted.....    8,817          --           --
Series B convertible preferred stock, $1.00 par value per
  share; 354,643 shares authorized, issued and outstanding,
  actual, pro forma and pro forma as adjusted...............      355         355          355
Undesignated preferred stock, $1.00 par value per share;
  6,495,357 shares authorized, no shares issued and
  outstanding, actual, pro forma and pro forma as
  adjusted..................................................
Common stock, $0.0001 par value per share; 30,000,000 shares authorized, 4,894,238 shares issued and outstanding,
  actual; 30,000,000 shares authorized, 9,414,038 shares
  issued and outstanding pro forma; and 60,000,000 shares
  authorized and 14,414,038 shares issued and outstanding
  pro forma as adjusted.....................................       --           1            1
Additional paid-in capital..................................    6,262      21,099       80,299
Accumulated deficit.........................................  (23,845)    (23,845)     (23,845)
Unearned compensation.......................................     (808)       (808)        (808)
                                                              -------     -------      -------
  Total stockholders' (deficit) equity......................  (18,036)     (3,198)      56,002
                                                              -------     -------      -------
    Total capitalization....................................  $ 9,598     $ 9,598      $68,798
                                                              =======     =======      =======

    The preceding table excludes:

    - up to 3,344,059 shares of common stock issuable upon conversion of the outstanding principal balance and accrued unpaid interest of the Elan convertible exchangeable promissory note and the Elan convertible line of credit as of December 31, 2001;

    - any shares of common stock issuable upon exercise of the over-allotment option granted to the underwriters;

    - 2,433,240 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2001;

    - 794,610 shares of common stock available for future grant under our stock option plans as of December 31, 2001; and

    - 551,312 shares of common stock issuable upon exercise of warrants outstanding as of December 31, 2001.

                                    DILUTION

    As of December 31, 2001, we had a net tangible book value of $(18,036,159), or $(3.69) per share of common stock not taking into account the conversion of our series B, series C and series D preferred stock. Net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the number of shares of our outstanding common stock. After giving effect to the conversion of our series B, series C and series D preferred stock and to the issuance of 5,000,000 shares of common stock offered hereby at an initial public offering price of $13.00 per share, and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book value as adjusted as of December 31, 2001, will be approximately $56,002,000, or approximately $3.74 per pro forma share of common stock. This represents an immediate increase in pro forma net tangible book value of $7.43 per share to our existing stockholders and an immediate dilution of $9.26 per share to new investors in this offering. The following table illustrates this per share dilution:

Initial public offering price per share.....................             $  13.00
  Net tangible book value per share before this offering....  $  (3.69)
  Increase due to assumed conversion of preferred stock.....      3.37
  Increase per share attributable to new investors..........      4.06
                                                              --------
Pro forma net tangible book value per share after this
  offering..................................................                 3.74
                                                                         --------
Dilution per share to new investors.........................             $   9.26
                                                                         ========

    The following table summarizes, on a pro forma basis as of December 31, 2001, the difference between existing stockholders and the new investors with respect to the number of shares of common stock purchased, the total consideration paid and the average price per share paid.

                                                   SHARES PURCHASED        TOTAL CONSIDERATION      AVERAGE
                                                 ---------------------   -----------------------     PRICE
                                                   NUMBER     PERCENT       AMOUNT      PERCENT    PER SHARE
                                                 ----------   --------   ------------   --------   ---------
Existing stockholders..........................   9,988,559     66.6%    $ 20,971,488     24.4%     $ 2.10
New investors..................................   5,000,000     33.4       65,000,000     75.6      $13.00
                                                 ----------    -----     ------------    -----
  Total........................................  14,988,559    100.0%    $ 85,971,488    100.0%
                                                 ==========    =====     ============    =====

    The discussion and table exclude:

    - up to 3,344,059 shares of common stock issuable upon conversion of the outstanding principal balance and accrued unpaid interest of the Elan convertible exchangeable promissory note and the Elan convertible line of credit, at December 31, 2001;

    - any shares of common stock issuable upon exercise of the over-allotment option granted to the underwriters;

    - 2,433,240 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2001;

    - 794,610 shares of common stock available for future grant under our stock option plans as of December 31, 2001; and

    - 551,312 shares of common stock issuable upon exercise of warrants outstanding as of December 31, 2001.

    If the underwriters' over-allotment option is exercised in full, the shares held by existing stockholders will decrease to 63.5% of the total number of shares of common stock outstanding after this offering, and the number of shares held by new investors will increase to 5,750,000, or 36.5% of the total number of shares of common stock outstanding after this offering. To the extent the outstanding options and warrants are exercised and the Elan convertible exchangeable promissory note and the convertible line of credit are converted, there will be further dilution to new investors. If all of these options and warrants had been exercised and the Elan convertible exchangeable promissory note and the convertible line of credit converted as of December 31, 2001, pro forma net tangible book value per share after this offering would be $3.67 and total dilution per share to new investors would be $9.33.

                            SELECTED FINANCIAL DATA

    The following selected financial data should be read in conjunction with our financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial data included elsewhere in this prospectus.

    The following tables present selected financial data at and for the years ended December 31, 1997, 1998, 1999, 2000 and 2001. The statement of operations data for the years ended December 31, 1999, 2000 and 2001, and the balance sheet data at December 31, 2000 and 2001 have been derived from our audited financial statements included elsewhere in this prospectus. The balance sheet data at December 31, 1999 have been derived from our audited financial statements not included in this prospectus. The statement of operations data for the years ended December 31, 1997 and 1998 and the balance sheet data at December 31, 1997 and 1998 have been derived from our unaudited financial statements not included in this prospectus.

    The pro forma net loss per share data reflects the conversion of our series C preferred stock from the beginning of the year and series D preferred stock from the dates of original issuance.

                                                                YEARS ENDED DECEMBER 31,
                                             --------------------------------------------------------------
                                                1997         1998         1999         2000         2001
                                             ----------   ----------   ----------   ----------   ----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue....................................  $      452   $       83   $       --   $       --   $    5,711
Operating expenses:
  Royalty expense..........................          --           --           --           --        1,111
  General and administrative expense.......          92          253        1,019        1,348        2,343
  Research and development expense.........         434          538        1,723        2,640        5,525
                                             ----------   ----------   ----------   ----------   ----------
      Loss from operations.................         (74)        (708)      (2,742)      (3,988)      (3,268)
Loss in investment in DOV Bermuda..........          --           --       (8,443)      (1,318)      (1,434)
Interest income............................          --           --           50          223          366
Interest expense...........................          (1)          (4)        (581)        (852)      (1,491)
Other income, net..........................          --            5           --           --          423
                                             ----------   ----------   ----------   ----------   ----------
Net loss...................................         (75)        (707)     (11,716)      (5,935)      (5,404)
Deemed dividend on conversion of series A
  preferred................................          --           --          (12)          --           --
Deemed dividend on issuance of series B
  preferred................................          --           --         (125)          --           --
Deemed dividend on issuance of series C
  preferred................................          --           --           --          (49)          --
Deemed dividend on issuance of series D
  preferred................................          --           --           --           --          (97)
                                             ----------   ----------   ----------   ----------   ----------
Net loss attributable to common
  stockholders.............................  $      (75)  $     (707)  $  (11,853)  $   (5,984)  $   (5,501)
                                             ==========   ==========   ==========   ==========   ==========
Basic and diluted net loss per share.......  $    (0.02)  $    (0.17)  $    (2.46)  $    (1.23)  $    (1.12)
                                             ==========   ==========   ==========   ==========   ==========
Weighted average shares used in computing
  basic and diluted net loss per share.....   4,179,600    4,179,600    4,826,540    4,877,496    4,894,138
Pro forma basic and diluted net loss per
  share....................................                                                      $    (0.65)
Weighted average shares used in computing
  pro forma basic and diluted net loss per
  share....................................                                                       8,259,080

                                                                   AS OF DECEMBER 31,
                                             --------------------------------------------------------------
                                                1997         1998         1999         2000         2001
                                             ----------   ----------   ----------   ----------   ----------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..................  $       41   $       97   $    1,060   $    4,263   $   13,574
Working capital............................         (13)        (344)         643        3,237       11,831
Total assets...............................          74          210        1,790        5,550       18,080
Long-term debt.............................          --           --        9,906       11,866       12,796
Redeemable preferred stock.................          --          440           --        6,021       14,838
Accumulated deficit........................         (83)        (790)     (12,506)     (18,440)     (23,845)
Total stockholders' (deficit) equity.......           3         (674)      (8,894)     (14,022)     (18,036)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    YOU SHOULD READ THIS DISCUSSION TOGETHER WITH OUR FINANCIAL STATEMENTS AND RELATED NOTES AND OTHER FINANCIAL INFORMATION INCLUDED IN THIS PROSPECTUS.

    We are focused on the discovery, in-licensing, development and commercialization of novel drug candidates for the treatment of central nervous system, cardiovascular and urological disorders. In 1998, we licensed four of our product candidates from Wyeth-Ayerst: NBI-34060, bicifadine, ocinaplon and DOV 216,303. We sublicensed NBI-34060 to Neurocrine in 1998 in exchange for the right to receive payments upon the achievement of certain clinical development milestones and royalties based on product sales, if any. We are developing bicifadine and ocinaplon through DOV (Bermuda), Ltd., or DOV Bermuda, our joint venture with Elan. DOV diltiazem is being developed through our collaboration with Biovail, which we entered into in January 2001.

    Since our inception, we have incurred significant operating losses and we expect to do so for the foreseeable future. As of December 31, 2001, we had an accumulated deficit of $23.8 million. We have depended upon equity and debt financings and license fee and milestone payments from our collaborative partners and licensees to fund our research and product development programs and expect to do so for the foreseeable future.

    We have a limited history of operations and anticipate that our quarterly results of operations will fluctuate for several reasons, including the timing and extent of our research and development efforts, the timing and extent of our adding new employees and infrastructure, the timing of milestone, license fee and royalty payments and the timing and outcome of regulatory approvals.

    Our revenue has consisted primarily of license fees and milestone payments from our collaborative partners and licensees. We record revenue on an accrual basis when amounts are considered collectible. Revenues received in advance of performance obligations, or in cases where we have a continuing obligation to perform services, are deferred and amortized over the performance period. Revenues from milestone payments that represent the culmination of a separate earnings process are recorded when the milestone is achieved. Contract revenues are recorded as the services are performed. License and milestone revenue are typically not consistent or recurring in nature. Our revenue has fluctuated from year-to-year and quarter-to-quarter and will likely continue to be highly volatile.

    Our operating expenses consist primarily of royalty expense, costs associated with research and development and general and administrative costs associated with our operations. Royalty expense consists of royalty and milestone payments accrued under our license agreement with Wyeth-Ayerst. Research and development expense consists primarily of compensation and other related costs of our personnel dedicated to research and development activities, as well as outside professional fees related to clinical trials and preclinical studies. Research and development expense also includes our expenses related to development activities of DOV Bermuda. General and administrative expense consists primarily of the costs of our senior management, finance and administrative staff, business insurance and professional fees. Expansion of our operations and costs associated with being a public reporting entity will increase our general and administrative expense.

    We expect our research and development expenses to increase substantially in the foreseeable future as we continue to grow. We expect that a large percentage of our research and development expenses will be incurred in support of our clinical trial programs for bicifadine, ocinaplon and DOV 216,303, as well as our product candidates in our preclinical program if they progress into clinical trials. It is not unusual for the clinical development of these types of products to each take five years or more, and for total development costs to exceed $50 million for each product. We are not responsible for the clinical program for NBI-34060, nor for the bulk of the development expenses for DOV diltiazem. We, therefore, are unable to estimate the amount of expenditures necessary to complete their development. We in-licensed bicifadine and ocinaplon after Wyeth-Ayerst had already completed a considerable amount of development work, including major toxicology and manufacturing development programs for both compounds, as well as four Phase I and 14 Phase II clinical trials for bicifadine and four Phase I clinical trials for ocinaplon. To date, DOV Bermuda has spent approximately
$4.2 million on the development of bicifadine and $7.1 million on the development of ocinaplon in connection with their respective clinical development programs. Additionally, DOV Bermuda incurred $10.0 million in technology license fees for the two products and the Elan technology. To date, we have incurred approximately $787,000 in development expenses for DOV 216,303. We expect that the development of these three product candidates will require substantial additional time and expense. The time and cost of completing the clinical development of our product candidates will depend on a number of factors, including the disease or medical condition to be treated, clinical trial design and endpoints, availability of patients to participate in trials, the results of clinical trials, the number of clinical trials required to be conducted, unanticipated trials, the length of time of the regulatory review process, the relative efficacy of the product versus treatments already approved and our ability to enter into new development collaborations. Due to these many uncertainties, we are unable to estimate the length of time or the costs that will be required to complete the development of these product candidates.

    Loss in investment in DOV Bermuda represents a portion of our 80.1% share of DOV Bermuda's recorded loss. In January 1999, we entered into a joint venture with Elan. As part of the transaction, we formed DOV Bermuda to develop controlled release formulations of ocinaplon and bicifadine. While we own 80.1% of the outstanding common stock of DOV Bermuda, Elan has retained significant minority investor rights that are treated as "participating rights" as defined in Emerging Issues Task Force Consensus, or EITF, No. 96-16 "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights." Therefore, we do not consolidate the financial statements of DOV Bermuda, but instead account for our investment in DOV Bermuda under the equity method of accounting. We record our 80.1% share in the loss of DOV Bermuda in two lines in our statement of operations. For the portion of the loss which relates to the clinical development work we are performing for DOV Bermuda, we record research and development expense. We report our remaining share of the loss of DOV Bermuda as loss in investment in DOV Bermuda, which represents primarily the formulation development work being done by our joint venture partner, Elan, on behalf of DOV Bermuda. DOV Bermuda's loss is primarily related to the research and development expenses incurred to conduct clinical trials for ocinaplon and bicifadine. These expenses include payments to Elan and us for contract research services that, in Elan's case, include a mark up. Elan and we intend to fund DOV Bermuda on a pro rata basis based on our respective percentage ownership interests. As of December 31, 2001, we have committed to fund approximately $2.6 million, and Elan $0.6 million, for DOV Bermuda's anticipated expenses in 2002. Neither party is obligated to fund expenses in excess of these amounts at this time.

    Elan loaned us $8.0 million in the form of a convertible exchangeable promissory note to fund our investment in DOV Bermuda. Elan has the right to convert the outstanding principal amount of this note at any time, together with accrued unpaid interest, into shares of our common stock at $3.98 per share. Alternatively, Elan can exchange the principal portion of the note for an additional equity interest in DOV Bermuda such that our equity interests would be equal. We expect this would result in our transferring a portion of the shares we hold to Elan. We are accounting for this exchange feature in accordance with EITF 86-28 "Accounting Implications of Indexed Debt Instruments." This requires us to record an additional liability for this feature if the value of the interest Elan can obtain in the joint venture is more than the principal amount of the note. This would be recorded as additional interest expense and could fluctuate from period to period based on the overall value of DOV Bermuda. Since we issued this note to Elan, this feature has not resulted in any interest expense. However, to the extent DOV Bermuda's value increases in the future, this could result in additional interest expense for us. To the extent Elan has not converted or exchanged the note, the unpaid principal and accrued interest are due and payable on January 20, 2005.

    Elan agreed to lend us up to $7.0 million to fund our pro rata share of research and development funding in DOV Bermuda. For this purpose, we issued to Elan a convertible promissory note, which we refer to as the convertible line of credit, that bears interest at 10% per annum compounded semi-annually on the amount outstanding thereunder. This convertible line of credit matures on January 20, 2005, at which time the principal amount and accrued unpaid interest become due and payable. The convertible line of credit may not be prepaid by us without Elan's prior written consent. At any time prior to the date the convertible line of credit is repaid in full, Elan has the right to convert the outstanding principal and accrued unpaid interest of the convertible line of credit into shares of our common stock at $3.41 per share. As of December 31, 2001 we have drawn down $2.4 million on the convertible line of credit. Our ability to borrow further under the convertible line of credit expired on March 27, 2002. Please refer to note 4 of our financial statements and the text of subheading "Collaborations and Licensing Agreements--Elan Corporation, plc and Elan International Service, Ltd." under the "Business" section of this prospectus.

    During 2001, 2000 and 1999, in connection with the grant of stock options to employees, we recorded unearned compensation expense totaling $1.1 million, $118,000 and $121,000, respectively. These amounts represent the difference between the fair value of our common stock on the date the options were granted and the applicable exercise prices for those options granted during the time period, and are amortized using an accelerated vesting method over the vesting period for the options. This method results in increased compensation expense in earlier years than straight-line vesting. During 2001, 2000 and 1999, we recorded amortization of unearned stock compensation expense of $332,000, $148,000 and $108,000, respectively. At December 31, 2001, 2000 and 1999,
$808,000, $21,000 and $52,000 remained to be amortized over the vesting periods of the stock options, of which $566,000 will be amortized in 2002 and the remainder through 2005. Please refer to note 8 of our financial statements.

    Additionally, during 2001, 2000 and 1999, we granted options and warrants to outside consultants at fair value on the date of grant in exchange for future services. These options and warrants are required to be accounted for in accordance with Statement of Financial Accounting Standards, or SFAS 123 "Accounting for Stock Based Compensation" and EITF 96-18 "Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services" and at the fair value of the consideration received, or the fair value of the equity instrument issued, whichever may be more readily measured. As the performance of services is completed, we revalue the options and warrants that have been earned during the period. We valued these securities at the fair value using a Black-Scholes methodology. During 2001, 2000 and 1999, in connection with the grant of these stock options and warrants to outside consultants, we recorded stock compensation expense totaling $293,000, $246,000 and $4,000, respectively. We may be required to record additional expense on a quarterly basis based upon increases in the fair value of our common stock. Please refer to note 8 of our financial statements.

    In January 1999, we sold common stock, series B preferred stock and warrants to purchase common stock for net cash proceeds of $2.9 million. In May and June 2000, we sold series C preferred stock for net cash proceeds of $6.4 million and in August and October of 2001, we sold series D preferred stock for net cash proceeds of $9.0 million. Our series B, series C and series D preferred stock include beneficial conversion features to be calculated in accordance with EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments". This resulted in a deemed dividend of $125,000 in 1999 in connection with the issuance of our series B preferred stock, $49,000 in 2000 in connection with the issuance of our series C preferred stock and

$97,000 in 2001 in connection with the issuance of our series D preferred stock. These amounts increased the net loss attributable to common stockholders.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2001 AND 2000

    REVENUE. Our revenue was $5.7 million for 2001, as compared to no revenue for 2000. In 2001, our revenue was comprised of $2.3 million in license fees from Biovail, a $3.2 million milestone payment from Neurocrine, which included $1.3 million in cash and warrants to purchase shares of Neurocrine's common stock valued at $1.9 million, and $245,000 in revenue from contract research services performed under our collaboration with Biovail. In connection with this agreement, we received a $7,500,000 fee on signing and are entitled to receive milestone payments of up to $10,000,000 upon the occurrence of certain events and a royalty based on net sales, if any. The upfront payment has been deferred and is being amortized to revenue when earned over the estimated research and development period of three years.

    ROYALTY EXPENSE. Royalty expense was $1.1 million for 2001, as compared to no such expense in 2000. The expense in 2001 reflected Wyeth-Ayerst's share of the milestone payment and warrants we received under our sublicense agreement with Neurocrine.

    RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense increased $2.9 million to $5.5 million in 2001 from $2.6 million in 2000. This expense included $3.3 million in 2001 and $1.6 million in 2000 of research and development expense related to DOV Bermuda. The increase in research and development expense for DOV Bermuda of $1.7 million resulted primarily from increased costs associated with the initiation of Phase II clinical trials for ocinaplon and bicifadine in late 2000. The remaining increase of $1.2 million resulted primarily from increased costs for our personnel dedicated to research and development activities, including overhead allocations, of $748,000, clinical trials for DOV 216,303 of $213,000 and professional fees of $150,000. Research and development expense included non-cash, stock-based compensation expense of $288,000 in 2001 and $111,000 in 2000.

    GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense increased $1.0 million to $2.3 million in 2001 from $1.3 million in 2000. The increase was primarily attributable to increased costs for additional personnel of $393,000 and increased professional fees of $477,000 as we expanded our operations. General and administrative expense included non-cash, stock-based compensation expense of $337,000 in 2001 and $283,000 in 2000.

    LOSS IN INVESTMENT IN DOV BERMUDA. Loss in investment in DOV Bermuda increased $116,000 to $1.4 million in 2001 from $1.3 million in 2000. The increase resulted primarily from increased costs associated with the formulation development work for ocinaplon and bicifadine performed by Elan.

    INTEREST INCOME. Interest income increased $143,000 to $366,000 in 2001 from $223,000 in 2000. The increase was due to higher balances of cash and cash equivalents resulting from the $7.5 million license fee received from Biovail in January 2001 and the $9.0 million in net cash proceeds received from our sale of series D preferred stock in August and October 2001.

    INTEREST EXPENSE. Interest expense increased $639,000 to $1.5 million in 2001 from $852,000 in 2000. We recorded interest expense of $930,000 on our convertible exchangeable promissory note and convertible line of credit with Elan in 2001, and $845,000 in 2000. This increase was due to higher outstanding balances on the convertible exchangeable promissory note and the convertible line of credit. Both the Elan convertible exchangeable promissory note and convertible line of credit contain interest that will be paid either in cash or common stock at Elan's option. In accordance with EITF

00-27, we evaluate this conversion feature each time interest is accrued to the notes. During 2001, this resulted in additional interest expense of $560,000. To the extent the value of our common stock is at or above $3.98 per share with respect to the convertible exchangeable promissory note or $3.41 per share with respect to the convertible line of credit, we will continue to incur this additional interest expense each time interest is accrued on the notes. The convertible exchangeable promissory note and the convertible line of credit are described in further detail in note 4 of our financial statements.

    OTHER INCOME, NET. We had $423,000 of other income, net in 2001. We did not record any other income, net in 2000. In 2001, other income, net consisted of a $600,000 increase in value of the warrants issued by Neurocrine to us, which we earned in 2001 upon the achievement of a certain milestone, offset by the increase in our liability to Wyeth-Ayerst associated with the warrants.

YEARS ENDED DECEMBER 31, 2000 AND 1999

    RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense increased $917,000 to $2.6 million in 2000 from $1.7 million in 1999. This expense included $1.6 million in 2000 and $1.1 million in 1999 of research and development expense related to DOV Bermuda. The increase in research and development expense at DOV Bermuda of $477,000 resulted primarily from increased costs associated with the clinical trials for ocinaplon and bicifadine. The remaining increase of $440,000 resulted primarily from increased costs for our personnel dedicated to research and development activities, including overhead allocations, of $100,000 and a $90,000 increase in clinical trials of DOV 216,303. Research and development expense included non-cash, stock-based compensation of $111,000 in 2000 and $85,000 in 1999.

    GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense increased $329,000 to $1.3 million in 2000 from $1.0 million in 1999. The increase was primarily attributable to increased costs for additional personnel of $175,000 and professional fees of $101,000. General and administrative expense included non-cash, stock-based compensation expense of $283,000 in 2000 and $27,000 in 1999.

    LOSS IN INVESTMENT IN DOV BERMUDA. Loss in investment in DOV Bermuda decreased $7.1 million to $1.3 million in 2000 from $8.4 million in 1999. In 1999, we wrote off the value of our initial contribution to DOV Bermuda of $8.0 million and recorded our share of DOV Bermuda's remaining $541,000 loss. In 1999, DOV Bermuda paid Elan a technology license fee of $10.0 million. The value of the technology obtained by DOV Bermuda from Elan and us was expensed by DOV Bermuda upon acquisition because the technological feasibility of using the technology as intended in conjunction with ocinaplon and bicifadine had not been established. DOV Bermuda had no technology license fee expense in 2000. Excluding the $8.0 million we wrote off in 1999, the loss in investment in DOV Bermuda increased from $434,000 to $1.3 million. The increase in expense in 2000 was due to increased costs for formulation development work for ocinaplon and bicifadine being performed by Elan.

    INTEREST INCOME. Interest income increased $173,000 to $223,000 in 2000 from $50,000 in 1999. The increase was attributable to higher balances of cash and cash equivalents in 2000 resulting from the sale of series C preferred stock in May and June 2000.

    INTEREST EXPENSE. Interest expense increased $271,000 to $852,000 in 2000 from $581,000 in 1999. We recorded $845,000 in interest expense related to our convertible exchangeable promissory note and convertible line of credit with Elan in 2000 and $570,000 in 1999. The increase is primarily due to a higher amount outstanding under the convertible line of credit.

PROVISION FOR INCOME TAXES

    We incurred net operating losses for the years ended December 31, 1999, 2000 and 2001, and consequently did not pay federal, state or foreign income taxes. As of December 31, 2001, we had federal and state net operating loss carryforwards of approximately $10.0 million and $5.0 million, respectively. The annual limitations may result in the expiration of net operating losses before utilization. See note 6 of our financial statements. Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, the annual utilization of a company's net operating loss carryforwards may be limited if the company experiences a change in ownership of more than 50 percentage points within a three-year period. As a result of this offering, we may experience such an ownership change. Accordingly, our net operating loss carryforwards available to offset future federal taxable income arising before such ownership changes may be limited. For financial reporting purposes, we have recorded a valuation allowance to fully offset the deferred tax asset related to these carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

    For the three years ended December 31, 1999, 2000 and 2001, we funded our operations principally from sales of our equity securities and loans from our collaborative partners, which provided cash in the aggregate amount of approximately $28.9 million, and license and cash milestone revenues in the aggregate amount of $8.8 million. Sales of our equity securities have resulted in the receipt of net cash proceeds of $9.0 million from the sale of our series D preferred stock in August and October 2001, $6.4 million from the sale of our series C preferred stock in May and June 2000 and $2.9 million from the sale of our series B preferred stock, common stock and warrants in January 1999. Loans from our collaborative partners consisted of the $8.0 million convertible exchangeable promissory note we issued to Elan in 1999 and the $7.0 million convertible line of credit we secured from Elan in 1999 to fund our portion of the research and development costs associated with ocinaplon and bicifadine, of which we borrowed $1.3 million in 1999, and $1.1 million in 2000. At December 31, 2001, the outstanding balance of the convertible exchangeable promissory note including accrued interest was $9.8 million and the outstanding balance of the convertible line of credit including accrued interest was $3.0 million. Our ability to borrow further under the convertible line of credit expired on March 27, 2002. We also earned a $1.3 million cash milestone payment from Neurocrine and received a $7.5 million license fee from Biovail in 2001. At December 31, 2001, cash and cash equivalents totaled $13.6 million, compared to $4.3 million at December 31, 2000. At December 31, 2001, we had working capital of $11.8 million.

    We have agreed to fund our pro rata portion of DOV Bermuda's anticipated expenses of at least $2.6 million in 2002. Under our license and development agreement with Biovail, Biovail must pay the first $6.0 million of clinical development costs for the initial co-developed product and 50% of such costs thereafter. Under that agreement, Biovail is also required to enforce our DOV diltiazem patent and the related intellectual property, including a requirement to sue for infringement. We may be required to reimburse Biovail for up to $1.5 million of legal fees and disbursements incurred in connection with such enforcement. Please refer to note 12 of our financial statements.

    Cash provided by operations in 2001 amounted to $1.7 million, as compared with cash used by operations of $3.2 million in 2000 and $2.2 million in 1999. The receipt of the $7.5 million license fee from Biovail, net of amortization, was the main reason for the increase in cash provided by operations. Non-cash expense related to stock-based compensation, interest expense and depreciation and amortization expenses were $2.2 million in 2001, $1.4 million in 2000 and $761,000 in 1999.

    Our investing activities in 2001 used cash of $1.4 million, as compared to $1.1 million in 2000 and $8.8 million in 1999, which reflect our initial cash investment in DOV Bermuda, capital purchases, leasehold improvements and investments in certificates of deposit.

    We believe that our existing cash and cash equivalents, and the net proceeds of this offering, will be sufficient to fund our anticipated operating expenses, debt obligations and capital requirements for the foreseeable future. Our future capital uses and requirements depend on numerous factors, including:

    - our progress with research and development;

    - our ability to establish and the scope of any new collaborations;

    - the progress and success of clinical trials and preclinical studies of our product candidates;

    - the costs and timing of obtaining, enforcing and defending our patent and intellectual rights;

    - the costs and timing of regulatory approvals; and

    - expenses associated with potential litigation.

    Our capital requirements may increase. As a result, we may require additional funds and may attempt to raise additional funds through equity or debt financings, collaborative agreements with corporate partners or from other sources. In addition, future milestone payments under some of our collaborative or license agreements are contingent upon our meeting particular research or development goals. The amount and timing of future milestone payments are contingent upon the terms of each collaborative or license agreement. Milestone performance criteria are specific to each agreement and based upon future performance. Therefore, we are subject to significant variation in the timing and amount of our revenues and results of operations from period to period.

RECENT ACCOUNTING PRONOUNCEMENTS

    In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121. SFAS No. 144 further refines the requirements of SFAS No. 121 that requires companies to recognize an impairment loss if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and measure an impairment loss as the difference between the carrying amount and fair value of the asset. In addition, SFAS No. 144 provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale. The provisions of SFAS No. 144 are required to be adopted starting with fiscal years beginning after December 15, 2001. We do not expect adoption of these provisions to have a material impact on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

    To date, we have invested our cash balances with significant financial institutions. In the future, the primary objective of our investment activities is to maximize the income we receive from our investments consistent with preservation of principal and minimum risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities and corporate obligations. Our revenues are denominated in U.S. dollars, therefore, we have not been exposed to foreign currency translation risks and have not engaged in any hedging instruments.

    The investment balance of $2.4 million at December 31, 2001 represents the warrants we received from Neurocrine under our sublicense agreement. We have a corresponding accrued royalty expense of $833,000 included in accrued expenses related to the portion of the Neurocrine warrants we must remit to Wyeth-Ayerst under our license agreement. As the warrants represent a derivative financial instrument under SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," both the asset and the liability to Wyeth-Ayerst are reflected in our financial statements at fair value and we record an adjustment to those fair values at the end of each reporting period with the corresponding gain or loss reflected in other income or other expense. Included in other income for 2001, was $423,000 for the net result of the increase in the value of the warrants offset by the increase in the liability, which represent the increase in the value of the warrants from our receipt of them on November 15, 2001 through the end of the year. We calculated these values using a Black-Scholes methodology. The significant assumptions include the volatility, term and risk-free rate used in those calculations. The fair value of the warrants will fluctuate based on many factors including but not limited to overall stock market conditions, the fair value of Neurocrine's common stock, the volatility in Neurocrine's common stock and length of time left on our warrants, currently five years. The majority of the value in the asset at December 31, 2001, relates to the length of our warrants and the fact that Neurocrine's common stock is volatile. We expect these factors and the corresponding value of the asset and liability to continue to fluctuate perhaps significantly from quarter-to-quarter and from year-to-year. As of April 23, 2002, the fair market value of these warrants was $1.8 million, a decrease of $629,000 from December 31, 2001, due primarily to a decline in the market value of Neurocrine's common stock. This is partially offset by a corresponding reduction in the liability to Wyeth-Ayerst of $220,000. We are currently evaluating different means of disposing of these warrants as it is not our policy to hold such high-risk investments. Until such time as we can find an acceptable means to dispose of these warrants we will be subject to further risk of changes in value.

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
                                    BUSINESS

OVERVIEW

    We are a biopharmaceutical company focused on the discovery, in-licensing, development and commercialization of novel drug candidates for central nervous system, cardiovascular and urological disorders. We have five product candidates in clinical trials addressing therapeutic indications with significant unmet needs. Our product candidate for insomnia is currently in Phase III clinical trials and our product candidates for the treatment of anxiety disorders and pain are in Phase II clinical trials. Our product candidates for the treatment of insomnia, anxiety and pain have demonstrated positive results in Phase II clinical trials. Our product candidate for the treatment of angina and hypertension is currently in Phase I clinical trials and we intend to initiate Phase III clinical trials by the end of 2002. Our product candidate for the treatment of depression is currently in Phase I clinical trials. We also have four compounds in preclinical development for the potential treatment of depression, panic disorders, Parkinson's disease, attention deficit disorder and stress incontinence.

    Our core scientific expertise is in the cellular and molecular pharmacology underlying central nervous system and cardiovascular disorders. Our senior management team has substantial experience in drug discovery and development. During their careers, they have participated in the discovery and development of ten new drugs that have been successfully brought to market. To enhance our drug development and commercialization efforts, we have established collaborative agreements with Elan and Biovail, and have sublicensed our product candidate for the treatment of insomnia to Neurocrine.

OUR BUSINESS STRATEGY

    Our goal is to become a leading biopharmaceutical company focused on the treatment of central nervous system, cardiovascular and urological disorders. The key elements of our strategy are to:

    AGGRESSIVELY PURSUE DEVELOPMENT AND COMMERCIALIZATION OF OUR LEAD PRODUCT CANDIDATES. We have five product candidates in clinical trials, each of which addresses a separate and substantial pharmaceutical market. These markets include insomnia, anxiety, pain, depression, angina and hypertension. We have designed the clinical programs for the product candidates we are developing to provide clear and defined paths to attain regulatory approval. We intend to focus substantial resources on completing clinical testing and commercializing these product candidates as quickly as possible.

    EXPAND OUR PRODUCT PORTFOLIO WITH NOVEL DRUG CANDIDATES THAT ADDRESS UNMET NEEDS IN LARGE, ESTABLISHED MARKETS. We seek to identify and develop, either internally or through collaborative agreements, novel drug candidates that address unmet needs in large, established markets. Our product candidates for the treatment of insomnia and anxiety, NBI-34060 and ocinaplon, have demonstrated positive results equivalent to or better than currently marketed products without their significant side effects. We intend to continue expanding our existing product portfolio by discovering and developing novel drug compounds both internally and through focused outsourced research and development. We also intend to expand our portfolio by identifying, in-licensing and developing additional compounds that are potentially superior to currently marketed products and by developing additional applications and formulations for our existing licensed compounds.

    REDUCE CLINICAL DEVELOPMENT AND COMMERCIALIZATION RISK BY BUILDING A DIVERSIFIED PRODUCT PORTFOLIO. We have built and intend to continue to build a portfolio of diverse product candidates to reduce the risks associated with the clinical development of drugs. We have focused our in-licensing and development resources on compounds in the later stages of clinical development for which there exists a significant amount of positive clinical data. We believe this reduces the risk that these compounds will have safety concerns and enhances our chances of demonstrating efficacy in clinical trials. We focus on developing multiple compounds with diverse mechanisms of action to limit our risk of difficulties associated with a particular mechanism of action. Finally, a single mechanism of action may have multiple therapeutic uses. We intend to investigate the efficacy of our compounds for these diverse uses

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
in order to enhance the commercial potential of our product candidates. We believe that our portfolio approach reduces our dependence on any single compound to achieve commercial success and creates multiple potential sources of revenue.

    ESTABLISH ALLIANCES WITH INDUSTRY LEADERS TO ACCESS THEIR UNIQUE TECHNOLOGIES AND CAPABILITIES. To date, we have entered into collaborative agreements with Elan and Biovail. We formed a joint venture with Elan to develop controlled release formulations of bicifadine and ocinaplon. Elan contributed rights to its controlled release technologies and we jointly manage clinical and product development. The joint venture retains all commercialization and marketing rights for the product candidates. We have also entered into an agreement with Biovail to develop our proprietary formulation of diltiazem, under which Biovail will market the product and we manage clinical and product development. We retain worldwide co-promotion rights. In the future, we will seek to establish alliances that will enhance our product development and commercialization efforts, including alliances that allow us to retain significant development or commercialization rights for our product candidates.

OUR PRODUCT PIPELINE

    The following table summarizes our product candidates currently in clinical trials and preclinical development:

       PRODUCT                   INDICATION(S)                 STATUS            MARKETING RIGHTS
---------------------  ---------------------------------  -----------------  -------------------------
NBI-34060              Insomnia                           Phase III          Neurocrine

Ocinaplon              Generalized Anxiety Disorder       Phase II           DOV Bermuda

Bicifadine             Pain                               Phase II           DOV Bermuda

DOV 216,303            Depression                         Phase I            DOV

DOV Diltiazem          Angina and Hypertension            Phase I,           DOV/Biovail
                                                          Phase III
                                                          planned

DOV 21,947             Depression                         Preclinical        DOV

DOV 22,047             Panic Disorder                     Preclinical        DOV

DOV 102,677            Attention Deficit Disorder and     Preclinical        DOV
                       Parkinson's Disease

DOV 102,177            Stress Incontinence                Preclinical        DOV

For an explanation of the terms Preclinical, Phase I, Phase II and Phase III, please refer to the text in subheading "Government Regulation" in this "Business" section.

OUR PRODUCTS UNDER DEVELOPMENT

    We have core scientific expertise in the cellular and molecular pharmacology underlying central nervous system and cardiovascular disorders, which has allowed us to develop product candidates for the treatment of central nervous system, cardiovascular and urological disorders. We have five product candidates in clinical development and four compounds in preclinical development to treat disorders in one or more of these therapeutic areas.

CENTRAL NERVOUS SYSTEM DISORDERS

INSOMNIA AND ANXIETY

    Most drugs currently marketed to treat insomnia and anxiety target the neurotransmitter gamma-aminobutryic acid, or GABA. Neurotransmitters are chemicals in the central nervous system that either

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
excite or inhibit neuronal function. GABA is one of the principal neurotransmitters in the central nervous system. As a result, drugs acting on GABA receptors can produce a range of pharmacological actions.

    Benzodiazepines, or BDZs, such as Valium, Librium and Xanax, target a subset of GABA receptors commonly referred to as GABA(A) receptors. BDZs have enjoyed widespread commercial success for over 40 years for the treatment of anxiety, insomnia and epilepsy. In addition to their desired therapeutic effects, however, BDZs are known to produce a variety of undesired side effects. For example, when used to treat anxiety, these side effects can include sedation, muscular incoordination, memory impairment and potentially lethal effects when used with alcohol. BDZs also produce tolerance, physical dependence and can potentially be abused.

    For many years, our senior management team has conducted research on GABA(A) receptors. Their pioneering work classified GABA(A) receptors into biochemically, pharmacologically and functionally distinct receptor subtypes. They demonstrated that one subset of these subtypes influences anxiety and epilepsy, another sedation, coordination and muscle relaxation and a third amnesia and the deleterious effects of alcohol. Furthermore, through their research delineating the actions of BDZs on GABA(A) receptors, they were the first to discover non-BDZ compounds that act on specific subtypes of GABA(A) receptors.

    BDZs are believed to produce their undesired side effects at therapeutic doses because they affect all GABA(A) receptor subtypes. We believe that compounds that act on specific GABA(A) receptor subtypes will produce the desired therapeutic effects while eliminating or reducing the undesired side effects associated with BDZs. For example, compounds acting at one GABA(A) receptor subtype may reduce anxiety, while compounds acting at another GABA(A) receptor subtype may produce sedation, in each case without the effects associated with acting at other subtypes.

    NBI-34060. NBI-34060 is our product candidate for the treatment of insomnia. In 1998, we licensed NBI-34060 from Wyeth-Ayerst and subsequently sublicensed it to Neurocrine, which is currently conducting a Phase III clinical trial on this product candidate. Insomnia is defined as a persistent complaint of difficulty in initiating or maintaining sleep, or of not feeling rested after an otherwise adequate amount of sleep. According to the National Sleep Foundation, approximately one-half of the adults surveyed reported trouble sleeping at least a few nights a week in the past year, with approximately 29% of the U.S. population reporting that they experience insomnia every night or almost every night. IMS reported total U.S. sales of prescription drugs for the treatment of insomnia exceeded $900 million in 2000.

    In the 1980's, BDZs such as Dalmane and Halcion were extensively used to treat insomnia. Sedation, an undesirable side effect of BDZs when used to treat anxiety, became an intended primary therapeutic effect of BDZs to treat insomnia. BDZs demonstrated substantial sedative effectiveness with a greater margin of safety than previous treatments such as barbiturates. Despite the efficacy of BDZs to treat insomnia, they produce significant undesirable side effects, including:

    - impaired motor coordination;

    - confusion and memory impairment;

    - rebound insomnia and anxiety after discontinuation;

    - next day residual sedation;

    - development of tolerance with repeated use; and

    - potentially lethal effect when combined with alcohol.

Impaired motor coordination, confusion and memory impairment are especially problematic in older patients. We believe that many of these side effects are due to the non-selective action of BDZs on all GABA(A) receptor subtypes, as well as their delayed onset and extended duration of action.

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
    A small number of non-BDZs have been introduced for the treatment of insomnia. In March 1993, Ambien, the first and largest selling non-BDZ, was introduced in the United States. It has shown a reduced side effect profile and a shorter duration of action as compared to BDZs. Ambien, however, also has undesirable side effects, including amnesia and next day residual sedation. Despite these undesirable side effects, according to IMS figures, U.S. sales of Ambien were approximately $712 million in 2000.

    Our insomnia product candidate, NBI-34060, is a non-BDZ that is reported to be more potent than currently marketed non-BDZs, including Ambien, and more selectively targets the specific GABA(A) receptor subtype believed to be responsible for promoting sleep. Furthermore, Neurocrine has noted that, in their Phase II clinical studies, NBI-34060 was devoid of next day residual sedation, and they expect it to have a considerably reduced amnestic potential. We believe that NBI-34060's greater selectivity and improved pharmacokinetic profile are responsible for its reduced side effects when compared to currently marketed products.

    Neurocrine is currently developing both an immediate release formulation and a modified release formulation of NBI-34060 to address the different needs of the insomnia patient population. Neurocrine's clinical studies have shown that patient blood levels of NBI-34060 reach their highest point approximately 30 minutes after ingestion followed by rapid removal from the blood stream to the point that it cannot be detected four hours later. This results in rapid sleep onset followed by rapid removal of the drug from the body, reducing the risk of next day residual sedation. Neurocrine believes that this short duration of action will permit bedtime dosing for people who have trouble falling asleep, and dosing in the middle of the night for people who have trouble staying asleep, without causing the side effects and next day residual sedation that occur with longer-acting drugs like Ambien. Neurocrine has formulated the drug in a modified release form that will effectively provide within one tablet two doses of the drug, one dose released immediately for sleep induction and one dose released later for sleep maintenance.

    Neurocrine has completed 19 Phase I and Phase II clinical trials of NBI-34060 for efficacy and safety involving more than 1,100 subjects. Its current Phase III program is reported to involve approximately 3,500 additional subjects in eight large clinical trials. The first Phase III clinical trial, which commenced in November 2001, involves approximately 500 patients to evaluate an immediate release formulation of NBI-34060 for the long-term treatment of chronic insomnia. In March 2002, Neurocrine announced that it is initiating three additional Phase III clinical trials to evaluate the same formulation of NBI-34060, which will involve over 1,200 patients. One of these clinical trials will evaluate NBI-34060 for the treatment of transient insomnia.

    In reported Phase II clinical studies, NBI-34060 was shown to be safe and effective in helping patients with both chronic insomnia and transient insomnia fall asleep rapidly without adverse side effects. Neurocrine's reported results demonstrated that its immediate release formulation of NBI-34060 does not lead to next day residual sedation, while both Ambien and zopiclone exhibited statistically significant measures of next day residual sedation. In Neurocrine's Phase II clinical trials in elderly patients, NBI-34060 was found to be well tolerated and without next day residual sedation. Neurocrine has also reported that its modified release formulation of NBI-34060 demonstrated positive results in a number of sleep measures with no next day residual sedation at doses likely to be used clinically.

    The preceding description of Neurocrine's clinical development of NBI-34060 is based on their public disclosures.

    OCINAPLON. Ocinaplon is our product candidate for the treatment of anxiety disorders, including generalized anxiety disorder, or GAD, the first indication for which we intend to seek FDA approval. Anxiety can be defined in broad terms as a state of unwarranted or inappropriate worry and is made up of various disorders, including GAD, panic disorder and phobias. IMS reported that in 2000, over $1.4 billion was spent in the United States on anti-anxiety drugs, exclusive of antidepressants. In

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
addition, IMS reported that BuSpar, a non-BDZ, accounted for 50% of total U.S. sales for anti-anxiety drugs in 2000.

    BDZs such as Xanax, Librium and Valium, the non-BDZ BuSpar and antidepressants such as Zoloft and Paxil are currently used to treat GAD and other anxiety disorders. Each of these therapeutics, however, has problems associated with its use. As noted above, BDZs produce significant side effects such as impaired motor coordination, next day residual sedation, physical dependence and potential lethal effect when mixed with alcohol. These side effects make them less desirable treatments for anxiety, particularly for the treatment of GAD, when long-term usage is needed. While BuSpar is non-sedating and displays no withdrawal effects or abuse potential, its efficacy has been reported to be relatively low, particularly in patients who have previously used BDZs. Additionally, BuSpar takes three to six weeks of drug administration to achieve any clinically significant reduction in anxiety, requires termination of BDZ therapy 30 days before initiating treatment and has its own side effects such as dizziness and nausea. Because of these issues, physicians continue to prescribe BDZs for the treatment of anxiety. Like BuSpar, the efficacy of antidepressants in relieving anxiety is relatively low, and several weeks of treatment are required to achieve clinically meaningful relief. In addition, antidepressants display their own side effects, including nervousness, agitation, insomnia and sexual dysfunction.

    We believe ocinaplon, a non-BDZ, addresses significant unmet needs for the treatment of anxiety disorders. Ocinaplon appears to selectively modulate a specific subset of GABA(A) receptors that we believe are involved in the mediation of anxiety. Preclinical studies have demonstrated that ocinaplon produces an anti-anxiety effect at doses 20 to 40 times lower than doses that produce sedation and muscle relaxation, and 10 times lower than doses that produce amnesia. In preclinical studies, ocinaplon was also shown to be 15 times less likely than Valium to increase the effects of alcohol. By contrast, BDZs often produce these side effects at doses approximating those that produce an anti-anxiety effect.

    To date, through our joint venture with Elan, we have completed eight clinical trials on ocinaplon, including seven double-blind, placebo-controlled Phase I trials in which over 140 healthy volunteers have participated. In these clinical trials, ocinaplon was shown to be safe and well tolerated at the maximum doses used, with no evidence of sedation or any other side effects typically associated with BDZs.

    In our Phase II double-blind, placebo-controlled clinical trial, ocinaplon exhibited the following characteristics:

    - efficacy at least comparable to what has been reported for BDZs;

    - rapid onset of action;

    - a favorable side effect profile not significantly different from placebo; and

    - no "rebound" anxiety following treatment cessation.

    This Phase II clinical trial investigated the effects of an immediate release formulation of ocinaplon on 60 GAD patients. In this clinical trial, ocinaplon demonstrated a highly statistically significant reduction of anxiety during the four-week study period using a number of anxiety measurements, including the Hamilton Anxiety Scale. In addition, statistically significant effects were measured as early as one week after treatment, a much shorter period than reported results for current treatments. The incidence of side effects did not differ significantly from placebo.

    In December 2001, we initiated a second Phase II clinical trial. This multicenter trial will involve 200 patients and is a 14-day double-blind, placebo-controlled clinical trial designed to demonstrate the efficacy of ocinaplon in patients with GAD. In this clinical trial, we are evaluating a controlled release formulation of ocinaplon utilizing Elan's proprietary technology.

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
PAIN

    BICIFADINE. Bicifadine is our product candidate for the treatment of pain. Drugs for the treatment of pain, or analgesics, have historically been placed into one of three general categories:

    - narcotics like morphine, codeine, Demerol, and Percodan;

    - non-narcotic prostaglandin inhibitors like aspirin, acetaminophen, ibuprofen and COX-2 inhibitors; and

    - other analgesics such as Ultram.

    While drugs in all three of these categories are regularly used in the treatment of pain, their use has been limited because of various side effect profiles. In addition, administering these drugs for extended durations has been problematic. Although prostaglandin inhibitors have been used for the treatment of pain, particularly pain associated with inflammation, their efficacy is limited to milder types of pain and they often display undesirable side effects relating to the gastrointestinal tract and the liver. Narcotics are also used to treat pain, but tolerance develops rapidly and higher doses eventually lead to physical dependence and additional side effects, including respiratory depression. Ultram, originally thought to be a non-narcotic, has been reported to act at certain opiate receptors and has the potential to cause morphine-like psychic and physical dependence. Despite these drawbacks, according to IMS, U.S. sales in 2000 of narcotic and non-narcotic analgesics, including Ultram, exceeded $4.6 billion.

    Alternative strategies for identifying potentially novel analgesics include altering certain neurotransmitter systems involved in mediating the sensation of pain. Preclinical studies have implicated the neurotransmitters glutamate, norepinephrine and serotonin in pain reduction. Treatments that interfere with certain glutamate receptors or that increase the actions of norepinephrine and serotonin have been reported to produce analgesic effects in animals.

    Bicifadine is a chemically distinct molecule with a unique profile of pharmacological activity. It has two primary biochemical actions. It interferes with the ability of glutamate to stimulate calcium entry into neurons by binding to one of its receptors on the neuron's surface. In addition, it enhances and prolongs the actions of norepinephrine and serotonin by inhibiting the transport proteins that terminate their physiological actions. Preclinical studies and clinical trials indicate that any of these individual actions or a combination of these actions may account for the analgesic properties of bicifadine.

    Bicifadine is not a narcotic and in preclinical studies it has been shown not to act at any opiate receptor. In animal models, bicifadine did not demonstrate abuse, addiction or dependence potential. There have been four Phase I clinical trials and 14 Phase II clinical trials involving over 1,000 patients conducted by Wyeth-Ayerst or us with an immediate release formulation of bicifadine. In five double-blind, placebo-controlled Phase II clinical trials, bicifadine demonstrated a statistically significant reduction in pain, in some cases comparable to or better than positive controls such as codeine.

    Recently, we began a Phase II clinical trial in the United States studying our new controlled release formulation of bicifadine. This 750-patient double-blind, placebo-controlled study will compare bicifadine and codeine to placebo in a severe dental pain model. Enrollment for this study began in December 2001. Depending upon the results of this trial, we intend to initiate a Phase III clinical trial program by the end of 2002. If ultimately approved, bicifadine would not be limited to use in the pain models studied, but according to FDA guidelines could, be used to treat pain generally.

DEPRESSION

    DOV 216,303. DOV 216,303, our lead product candidate for the treatment of depression, is a triple uptake inhibitor affecting the neurotransmitters norepinephrine, serotonin and dopamine. These neurotransmitters regulate numerous functions in the central nervous system, and imbalances in them have been linked to a number of psychiatric disorders, including depression. The actions of these neurotransmitters are terminated by specific transport proteins that remove them from synapses in the

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
brain. Antidepressants are thought to produce their therapeutic effects by inhibiting the uptake activity of one or more of these transport proteins, effectively increasing the concentration of these neurotransmitters at their receptors.

    The emergence of selective serotonin reuptake inhibitors, or SSRIs, starting with Prozac in January 1988, followed by Zoloft in February 1992 and Paxil in January 1993, has had a dramatic impact on the antidepressant market. According to IMS figures, sales of antidepressants in the United States increased from approximately $424 million in 1987, the year prior to the introduction of Prozac, to approximately $9.6 billion in 2000. Despite this widespread commercial success, SSRIs suffer from the following limitations:

    - 30% - 40% of patients do not experience an adequate therapeutic response;

    - three or more weeks of therapy are often required before a meaningful improvement is observed; and

    - side effects such as nervousness, agitation, insomnia and sexual dysfunction have been documented.

    Dual uptake inhibitors, like Effexor, block the uptake of serotonin and norepinephrine. While more effective than SSRIs, dual uptake inhibitors have their own unique set of side effects, including nausea, headache, sleepiness, dry mouth and dizziness.

    No currently marketed antidepressants inhibit the uptake of all three neurotransmitters linked to depression. Both preclinical studies and clinical trials indicate that a drug inhibiting uptake of serotonin, norepinephrine and dopamine would be expected to produce a faster onset of action and greater efficacy than traditional antidepressants. We believe that such a "broad spectrum" antidepressant would represent a breakthrough in the treatment of depression.

    In preclinical studies, DOV 216,303 was shown to potently inhibit the uptake of all three neurotransmitters, serotonin, norepinephrine and dopamine. In animal models highly predictive of antidepressant action, DOV 216,303 was more potent than both Tofranil, a dual uptake inhibitor, and Prozac. In one of these models designed to test the onset of activity, DOV 216,303 produced an antidepressant-like action after one week of treatment, compared to four weeks for Tofranil. Because of its ability to inhibit the uptake of all three neurotransmitters implicated in depression, we believe DOV 216,303 may be more effective and have a more rapid onset than other antidepressants.

    We recently completed a dose-escalating, placebo-controlled, double-blind Phase I clinical trial in France that evaluated the blood levels and side effect profile produced by single doses of DOV 216,303. DOV 216,303 was rapidly absorbed following oral administration, with blood levels proportional to the administered dose. No adverse effects were observed after doses five to ten times higher than the projected therapeutic doses. We intend to commence a Phase Ib multiple dose-ranging clinical trial of DOV 216,303 by the end of April 2002.

PRECLINICAL DEVELOPMENT

    We have three compounds currently in preclinical development for the treatment of central nervous system disorders. The first, DOV 22,047, is believed to act at a specific GABA(A) receptor subtype and is under development for the treatment of panic disorder. The second compound, DOV 21,947 and is a triple uptake inhibitor under development to treat depression. The third compound, DOV 102,677, is a selective dopamine uptake inhibitor that may be used in the treatment of attention deficit disorder and Parkinson's disease.

CARDIOVASCULAR DISORDERS

    DOV DILTIAZEM. DOV diltiazem, our proprietary formulation of diltiazem, is our product candidate for the treatment of angina and hypertension. Diltiazem belongs to a well-known class of drugs called calcium channel blockers. DOV diltiazem combines an immediate release component with

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
an extended release component in order to provide improved blood levels throughout the day compared to currently marketed diltiazem products.

    Chronic stable angina, or angina pectoris, refers to recurring severe constricting pain in the chest due to inadequate blood supply to the heart caused by heart disease. Angina attacks are more likely to occur during the morning and afternoon hours. Likewise, hypertension is greater in the morning hours. According to 1999 practice guidelines published by the American College of Cardiology/American Heart Association/American College of Physicians-American Society of Internal Medicine, chronic stable angina was estimated to have affected over 16.5 million people in the United States. According to Decision Resources, high blood pressure or hypertension was estimated to affect over 50 million people in the United States in 1999.

    Calcium channel blockers remain the standard-of-care for treatment of chronic stable angina and hypertension and continue to be highly endorsed by the medical community. Although comparative studies have demonstrated equivalent anti-angina effects for many marketed calcium channel blockers, a lower incidence of side effects with diltiazem was often reported in these studies. According to IMS figures for 2000, total sales of diltiazem in the United States were $981 million.

    In an effort to provide both therapeutic blood levels of diltiazem for longer periods of time and improved patient compliance, several slow or extended release preparations of diltiazem have been developed for the treatment of hypertension and chronic stable angina. However, these commercially available, once-daily, extended release formulations produce only a partial reduction of chronic stable angina. According to published studies, currently marketed diltiazem products such as Tiazac, Cardizem CD and Dilacor XR only reduce the number of angina attacks by approximately 50% - 60% when given at FDA-approved therapeutic doses. We believe incomplete reduction in angina demonstrated by current treatments may be the result of inadequate blood levels of the drug in the morning hours, when approximately half of angina attacks occur. Experts in chronic stable angina have confirmed their dissatisfaction with the ability of current extended release products to adequately treat many of their patients on a once-a-day basis.

    We believe that DOV diltiazem will reduce morning angina attacks to a significantly greater extent than commercially available products because of its combination of immediate and extended release components. Data from three Phase I trials indicate that our formulation produced clinically relevant blood levels within 30 minutes of administration and resulted in higher blood levels in the morning than Tiazac. We plan to begin a Phase III clinical trial by the end of 2002 comparing our formulation to placebo and a currently marketed diltiazem formulation.

UROLOGICAL DISORDERS

    We are evaluating bicifadine and DOV 102,177, a structurally related molecule, in preclinical studies for stress incontinence. Urine leakage that occurs during exercise, coughing, laughing or lifting is referred to as stress incontinence. This condition results from a weakness or anatomical defect in the lower urinary tract, often as a result of childbirth, weight gain or surgery. The Simon Foundation for Continence reports that approximately 200 million people worldwide are affected by urinary incontinence and that approximately
65 million women worldwide are affected by stress incontinence. While not life threatening, stress incontinence has a significant impact on quality of life, particularly in the aging female population. At present, there are no approved drug therapies specifically for stress incontinence.

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
    The function of the lower urinary tract is controlled by muscles that are, in turn, controlled by nerves throughout the body. Several neurotransmitters, including serotonin, norepinephrine and glutamate, are thought to play key roles in regulating the storage and release of urine via their actions on the brain. We believe the neurochemical profile of bicifadine, with its unique ability to increase synaptic levels of norepinephrine and serotonin, as well as to block glutamate transmission through a specific subtype of glutamate receptor, makes it a potential candidate for use in the treatment of stress incontinence. Bicifadine is active in a preclinical model used to assess the potential effectiveness of drugs for the treatment of stress incontinence.

COLLABORATIONS AND LICENSING AGREEMENTS

    One of our business strategies is to establish alliances with industry leaders to access their unique technologies and capabilities. To date, we have established the following collaborations and licensing agreements:

ELAN CORPORATION, PLC AND ELAN INTERNATIONAL SERVICES, LTD.

    In January 1999, we created a joint venture with Elan to develop controlled release formulations of bicifadine for the treatment of pain and ocinaplon for the treatment of anxiety disorders and epilepsy. We granted a non-exclusive license and sublicense to use the oral formulations of these two product candidates and Elan granted a non-exclusive license to use its proprietary controlled release technologies. After payments to our licensor, Wyeth-Ayerst, we are entitled to receive net royalties on net sales, if any, of 8.35% for bicifadine and 4.64% for ocinaplon, and Elan is entitled to receive royalties at the same rate. Elan and we jointly conduct the research and development work, and the joint venture retains the commercialization rights with respect to these two product candidates. Unless Elan elects to exchange its convertible exchangeable promissory note, as discussed below, we have an 80.1% interest, and Elan has a 19.9% interest, in the joint venture's net profits or net losses.

    In connection with the formation of the joint venture, Elan and we formed a management committee, which is responsible for, among other things, devising, implementing and reviewing strategy for the joint venture's business. The management committee consists of an equal number of members nominated by us and Elan. Decisions of the committee are made by majority vote. Any dispute or deadlock among the members is referred by the committee to the joint venture's directors. While we have the right to nominate four of the five members of the board of directors, such directors have a fiduciary duty to act in the best interest of the joint venture. Also, resolution of certain matters such as disputes that require amendment of the business plan require the consent of both parties. Moreover, if Elan elects to exchange its convertible exchangeable note, as discussed below, for additional participation in the joint venture to make our equity interests equal, the number of directors on the joint venture's board will be adjusted so that an equal number of members are nominated by us and Elan.

    To form the joint venture, we initially invested cash of $8.0 million for our 80.1% interest. Elan invested $2.0 million for its 19.9% interest. Elan provided us with both debt and equity financing to fund our investment in the joint venture and our share of the operations of the joint venture. We issued Elan a convertible exchangeable promissory note for $8.01 million. Elan has the right to convert this note at any time, together with accrued unpaid interest, into shares of our common stock at $3.98 per share. Alternatively, Elan can exchange the principal amount of this note for additional participation in the joint venture, to make our equity interests equal. If Elan chooses this option, it maintains its right to convert any accrued unpaid interest of this note into shares of our common stock at $3.98 per share and it must reimburse us for a portion of our development expenses so that our overall development payments are equal. Elan's choice to convert or exchange the note expires in January 2005. Elan also purchased, for an aggregate of $3.0 million, 525,025 shares of our common

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stock, 354,643 shares of series B preferred stock and warrants to purchase
121,500 shares of our common stock at an exercise price of $3.41 per share.

    Elan and we fund the joint venture in proportion to our equity ownership. For this purpose, we may draw down on a $7.0 million convertible line of credit provided to us by Elan. We have drawn down on the convertible line of credit in the past and, at December 31, 2001, $3.0 million of principal and accrued interest was outstanding. Our ability to borrow further under the convertible line of credit expired on March 27, 2002. This convertible line of credit may not be prepaid without Elan's consent. Elan also has the right to convert the amount outstanding under the convertible line of credit at any time, together with any accrued unpaid interest, into shares of our common stock at $3.41 per share.

    Elan and we both licensed intellectual property to the joint venture. Those licensing agreements terminate on a product-by-product basis and country-by-country basis 15 years from the first product sale date in the applicable country, or the last to expire of the patents covering the product, whichever is later. Elan may terminate its license agreement if a named technological competitor of Elan:

    - directly or indirectly acquires ten percent or more of our or the joint venture's voting stock, or otherwise controls or influences our or the joint venture's management or business; or

    - enters into any joint venture, collaborative, license or other agreement with us or the joint venture to the extent that the competitor is materially engaged in our or the joint venture's business or development.

    Upon termination of the licenses granted to the joint venture or if the joint venture winds-up or becomes insolvent, then, subject to the rights of permitted third-party sublicensees, all intellectual property rights Elan and we have licensed to the joint venture terminate. Further, the intellectual property developed by the joint venture will be transferred to Elan and us jointly, and we each will have the right to exploit and commercialize the intellectual property developed by the joint venture that relates to our own intellectual property.

BIOVAIL LABORATORIES INCORPORATED AND BIOVAIL CORPORATION

    In January 2001, we entered into a license, research and development agreement with Biovail to develop, manufacture and market DOV diltiazem. Biovail has an exclusive, worldwide license to use DOV diltiazem. We received an upfront license fee of $7.5 million, plus we are entitled to receive royalties on net sales of co-developed products sold by Biovail or its sublicensees, if any. Biovail must pay the first $6.0 million of clinical trial costs for the initial co-developed product and 50% of the costs thereafter and 10% of all non-clinical development costs. We are also entitled to receive up to $10.0 million in milestone payments, a portion of which we will be entitled to receive upon the achievement of certain clinically relevant criteria for either an angina or hypertension indication and the remainder of which we will be entitled to receive upon the grant of marketing authorization in the United States. Further, we retain the right to co-promote any co-developed products, subject to a separate co-promotion agreement to be negotiated with Biovail, utilizing our own resources or through a third party.

    Biovail and we have formed a joint oversight committee to manage our collaborative efforts under this agreement. The committee is comprised of an equal number of members designated by us and Biovail. Major decisions of the committee, including all budget and other financial decisions, are taken by majority vote of all members of the committee. Biovail will, at its expense, perform all formulation and research work, obtain marketing authorization and manufacture and market any co-developed products. We will be responsible for carrying out all clinical development work and, as noted above, Biovail is primarily responsible for funding that work. Biovail is required to enforce our DOV diltiazem patent and the related intellectual property, including a requirement to sue for infringement. We may

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be required to reimburse Biovail for up to $1.5 million of legal fees and disbursements incurred in connection with such enforcement.

    We can terminate our agreement with Biovail if Biovail fails to meet its marketing or regulatory obligations, or if opposition by Biovail's joint committee members causes clinical trials to be delayed beyond January 2003, or causes clinical trials to be suspended for more than six months. We can also terminate our agreement if Biovail does not perform any of its other significant obligations, including payment of clinical development costs, milestones and royalty payments. If we terminate our agreement under these circumstances, the license will revert to us and Biovail must assign to us any marketing authorizations for any co-developed products and name us as the applicant for all drug applications. If we terminate our agreement due to Biovail's failure to meet their marketing or regulatory obligations, we must pay Biovail royalties on net sales by or through us of a co-developed product until Biovail has been reimbursed for its clinical development costs.

NEUROCRINE BIOSCIENCES, INC.

    In June 1998, we sublicensed NBI-34060 to Neurocrine on an exclusive, worldwide basis for 10 years or, if later, the expiration of the patent covering either the compound or the marketed product. Upon the occurrence of either of these two events, Neurocrine will be deemed to have a fully-paid, royalty-free license to the compound and the marketed product. During the term of the agreement and after payments to our licensor, Wyeth-Ayerst, we are entitled to receive a royalty equal to 3.5% of net sales, if any, and milestone payments of up to approximately $4.7 million. We have received milestone payments consisting of $1.3 million in cash, of which we have retained $845,000 following required payments to Wyeth-Ayerst, and warrants to purchase 75,000 shares of Neurocrine's common stock, of which we will retain warrants to purchase approximately 50,000 shares, after payments to Wyeth-Ayerst and transaction-related expenses. We achieved the milestone in November 2001. Neurocrine also purchased shares of our series A preferred stock at an aggregate purchase price of $440,000.

    Neurocrine is responsible for the research, development and commercialization of NBI-34060. We have the right to terminate the agreement, with regard to the entire territory, if Neurocrine terminates the research and development program or halts the research and development program for six months or longer within the United States, other than for reasons relating to regulatory constraints. Likewise, if Neurocrine halts, for six months or longer, or terminates the research and development program in any other country, we have the right to terminate the agreement with respect to that country. If we terminate the agreement due to an uncured breach by Neurocrine, they must transfer to us all information and know-how related to NBI-34060 or the marketed product, and all governmental filings and approvals.

MARKET EXCLUSIVITY, PATENT PROTECTION AND INTELLECTUAL PROPERTY

    We believe that establishing and maintaining market exclusivity for our product candidates is critical to our long-term success. We utilize a number of methods to establish and maintain market exclusivity, including taking advantage of statutory market exclusivity provisions, seeking patent protection for our product candidates and otherwise protecting our intellectual property.

THE HATCH-WAXMAN ACT

    Under the United States Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, newly approved drugs and indications benefit from a statutory period of marketing exclusivity. Under the Hatch-Waxman Act, the FDA provides marketing exclusivity to the first applicant to gain approval for a particular drug by prohibiting the filing of an abbreviated NDA, or ANDA, by a generic competitor for up to five years after the drug is first approved. The Hatch-Waxman Act also provides three years of marketing exclusivity for a new indication for an existing drug. This market exclusivity is provided even in the absence of patent protection for the approved drug. If the drug is also claimed in a patent, a third party may file an ANDA four years after the drug is first approved, provided that the third party certifies that the applicable patent is invalid or not infringed.

    Because they appear to be compounds with new active ingredients, we believe ocinaplon, bicifadine and DOV 216,303 would each be eligible for the five year exclusivity provisions of the Hatch-Waxman Act if they are the first approved drugs containing their active compounds. Because the patent that provides protection for the use of bicifadine for pain and the use of DOV 216,303 for the treatment of depression has expired, these market exclusivity provisions will be of particular importance to the success of these compounds in the event they are approved by the FDA.

    The Hatch-Waxman Act also permits an extension of up to five years of the term of a patent for new products to compensate for patent term lost during the FDA regulatory review process if applied for before patent expiration. Only one patent applicable to any approved drug is eligible for extension under these provisions. In addition, this extension must be applied for prior to expiration of the applicable patent. We are considering applying for patent term extensions for some of our current patents under the Hatch-Waxman Act to add patent life beyond the expiration date, depending on the expected length of clinical trials and other factors involved in the filing of a new drug application.

PATENTS AND INTELLECTUAL PROPERTY PROTECTION

    We seek to protect our rights in the compounds, formulations, processes, technologies and other valuable intellectual property invented, developed, licensed, or used by us through a number of methods, including the use of patents, patent extensions and license agreements. We have or have licensed from others eight issued U.S. patents, three of which have expired, including the patent for the use of bicifadine for pain and the use of DOV 216,303 for the treatment of depression, two pending U.S. patent applications and two pending foreign patent applications.

    The patent that currently provides protection for the use of bicifadine and DOV 216,303 for alcohol, cocaine addiction and addictive disorders is due to expire in December 2011. We intend to file a provisional patent application making additional claims with respect to bicifadine and DOV 216,303.

    The patents covering ocinaplon and NBI-34060 are currently due to expire in June 2003. Intermediates useful for manufacturing ocinaplon are currently protected by a patent that is due to expire in February 2007. We expect shortly to file a provisional patent application to cover a tablet composition for ocinaplon. Additionally, Neurocrine has stated that it has filed nine U.S. and foreign patent applications on NBI-34060, its synthesis and formulations, which Neurocrine asserts if approved could extend patent protection to the year 2020.

    In December 2000, a patent issued covering the compound formulation of DOV diltiazem. This patent is due to expire in April 2018. We licensed this compound to Biovail in January 2001. Additionally, in May 2001, we filed a patent application covering an additional release characteristic of DOV diltiazem.

    In April 2002, a patent issued covering the composition of matter, use and method of treatment and method of manufacture for DOV 21,947. DOV 21,947 is a triple uptake inhibitor under development for the treatment of depression. This patent is due to expire in January 2021.

    Further to the existing patents listed above, we have also filed a patent application for DOV 102,677. In this application, we seek patent protection for composition of matter, use, method of treatment and method of manufacture for DOV 102,677. This application was filed with the USPTO in August 2001 and we have not yet received any feedback from the USPTO on this application.

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    Regarding DOV 22,047, we intend to file a patent application covering composition of matter and methods of manufacture.

    In addition to protecting our compounds described above, we intend to supplement current patents with additional patent applications covering new compositions of matter, uses, methods of manufacture and formulations, as appropriate. Once a product patent expires, we may be able to derive commercial benefits, including from:

    - later-granted patents on processes or intermediates related to the most economical method of manufacture of the active ingredient of the product;

    - patents relating to the use of the product; and

    - patents relating to special compositions and formulations of the product.

IN-LICENSES

    In May 1998, we licensed from Wyeth-Ayerst, on an exclusive, worldwide basis, NBI-34060, bicifadine, ocinaplon and DOV 216,303 for any indication, including insomnia, pain, anxiety and depression. We have the right to develop and commercialize these compounds, including the right to grant sublicenses to third parties, subject to Wyeth-Ayerst's right of first refusal.

    If we sublicense a compound to a third party, we are obligated to pay Wyeth-Ayerst 35% of all payments we receive based upon that compound. This payment drops to 25% if a new drug application has been filed by us before the sublicense grant. These payment obligations are subject to minimum royalties of 2.5% of net sales for NBI-34060, ocinaplon and DOV 216,303 and 4.5% of net sales for bicifadine, and minimum milestones of $2.5 million for NBI-34060, ocinaplon and DOV 216,303 and $5.0 million for bicifadine. Our sublicense agreement with Neurocrine and our joint venture with Elan are structured so that we can satisfy these minimum milestone obligations. To the extent DOV Bermuda has not entered into arrangements with third parties, however, any amounts owed to us from our joint venture with Elan will be effectively funded by us to the extent of our interest in DOV Bermuda. If Wyeth-Ayerst terminates the license upon an uncured breach by us, we must transfer all information, data and know-how relating to the products and any government authorizations, in addition to our rights derived from our sublicensees with regard to the products. The agreement expires as to each compound ten years following the launch of each compound in each country. Upon such expiration, with respect to each country we will have a fully paid, royalty-free license with the right to make, use or sell the compounds without any further monetary obligation to Wyeth-Ayerst.

MANUFACTURING

    We have and will continue to rely on third-party contract manufacturers to produce sufficient quantities of our product candidates for use in our preclinical studies and clinical trials. We also intend to rely on third-party contract manufacturers to produce sufficient quantities for large scale commercialization. In this regard, we have and will continue to engage those contract manufacturers who have the capability to manufacture drug products in bulk quantities for commercialization.

MARKETING AND SALES

    We have no sales, marketing or distribution capabilities. In order to commercialize any of our product candidates, we must either acquire or internally develop sales, marketing and distribution capabilities, or make arrangements with third parties to perform these services for us. Under our license, research and development agreement with Biovail, we have retained the right to co-promote products, subject to a separate co-promotion agreement to be negotiated with Biovail, using our own resources or those of a third-party sales force. For these products and other future products, we intend to rely on third parties to perform sales, marketing and distribution services.

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
GOVERNMENT REGULATION

    Regulation by government authorities in the United States and foreign countries is a significant factor in the development, manufacture and marketing of our proposed products and in our ongoing research and product development activities. All of our products will require regulatory approval by government agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical studies and clinical trials and other approval procedures of the FDA and similar regulatory authorities in foreign countries. Various federal and state statutes and regulations also govern or influence testing, manufacturing, safety, labeling, storage and record-keeping related to such products and their marketing. The process of obtaining these approvals and the subsequent substantial compliance with appropriate federal and state statutes and regulations require the expenditure of substantial time and financial resources.

    Preclinical studies generally are conducted in laboratory animals to evaluate the potential safety and the efficacy of a product. In the United States, drug developers submit the results of preclinical studies to the FDA as a part of an investigational new drug application, or IND, which must become effective before we can begin clinical trials in the United States. An IND becomes effective 30 days after receipt by the FDA unless the FDA objects to it. Typically, clinical evaluation involves a time-consuming and costly three-phase process.

Phase I                   Refers typically to closely monitored clinical trials and
                          includes the initial introduction of an investigational new drug into human patients or normal volunteer subjects. Phase
                          I clinical trials are designed to determine the metabolism and pharmacologic actions of a drug in humans, the side
                          effects associated with increasing drug doses and, if
                          possible, to gain early evidence on effectiveness. Phase I trials also include the study of structure-activity
                          relationships and mechanism of action in humans, as well as studies in which investigational drugs are used as research tools to explore biological phenomena or disease processes.
                          During Phase I clinical trials, sufficient information about a drug's pharmacokinetics and pharmacological effects should be obtained to permit the design of well-controlled,
                          scientifically valid, Phase II studies. The total number of subjects and patients included in Phase I clinical trials
                          varies, but is generally in the range of 20 to 80 people.

Phase II                  Refers to controlled clinical trials conducted to evaluate the effectiveness of a drug for a particular indication or indications in patients with a disease or condition under
                          study and to determine the common short-term side effects
                          and risks associated with the drug. These clinical trials
                          are typically well controlled, closely monitored and
                          conducted in a relatively small number of patients, usually involving no more than several hundred subjects.

Phase III                 Refers to expanded controlled and uncontrolled clinical
                          trials. These clinical trials are performed after
                          preliminary evidence suggesting effectiveness of a drug has been obtained. They are intended to gather additional
                          information about the effectiveness and safety that is
                          needed to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician
                          labeling. Phase III trials usually include from several
                          hundred to several thousand subjects.

    The FDA closely monitors the progress of each of the three phases of clinical trials that are conducted in the United States and may, at its discretion, reevaluate, alter, suspend or terminate the testing based upon the data accumulated to that point and the FDA's assessment of the risk/benefit ratio to the patient. To date we have conducted many of our clinical trials in Europe.

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
    Once Phase III trials are completed, drug developers submit the results of preclinical studies and clinical trials to the FDA, in the form of a new drug application, for approval to commence commercial sales. In response, the FDA may grant marketing approval, request additional information or deny the application if the FDA determines that the application does not meet regulatory approval criteria. FDA approval may not be granted on a timely basis, or at all. Furthermore, the FDA may prevent a drug developer from marketing a product under a label for its desired indications, which may impair commercialization of the product. Similar regulatory procedures must also be complied with in countries outside the United States.

    If the FDA approves the new drug application, the drug becomes available for physicians to prescribe in the United States. After approval, the drug developer must submit periodic reports to the FDA, including descriptions of any adverse reactions reported. The FDA may request additional trials to evaluate any adverse reactions or long-term effects.

    In addition to studies requested by the FDA after approval, a drug developer may conduct other trials and studies to explore use of the approved compound for treatment of new indications. The purpose of these trials and studies and related publications is to broaden the application and use of the drug and its acceptance in the medical community.

    We will have to complete an approval process, similar to the U.S. approval process, in virtually every foreign target market for our products in order to commercialize our product candidates in those countries. The approval procedure and the time required for approval vary from country to country and may involve additional testing. Foreign approvals may not be granted on a timely basis, or at all. In addition, regulatory approval of prices is required in most countries other than the United States. We face the risk that the resulting prices would be insufficient to generate an acceptable return to us or our collaborators.

COMPETITION

    The pharmaceutical industry is highly competitive and marked by a number of established, large pharmaceutical companies, as well as smaller emerging companies, whose activities are directly focused on our target markets and areas of expertise. Many of our competitors possess greater financial, managerial and technical resources and have established reputations for successfully developing and marketing drugs, all of which put us at a competitive disadvantage. We face and will continue to face competition in the discovery, in-licensing, development and commercialization of our product candidates, which could severely impact our ability to generate revenue or achieve significant market acceptance of our drug candidates. Furthermore, new developments, including the development of other drug technologies and methods of preventing the incidence of disease such as vaccines, occur in the pharmaceutical industry at a rapid pace. These developments may render our product candidates or technologies obsolete or noncompetitive.

    We have five product candidates in clinical development, each of which addresses a different and substantial pharmaceutical market. These markets are insomnia, anxiety, pain, depression and angina and hypertension. Competition in these markets includes the following drugs and pharmaceutical companies:

INSOMNIA MARKET

    NBI-34060, our sleep promoting compound sublicensed to Neurocrine, will compete in the sedative market. This market is dominated by Ambien, marketed by Sanofi-Synthelabo, and Sonata, marketed by Elan. Significant market positions are also held by Restoril, now marketed by Mallinckrodt Inc., and Halcion, marketed by Pharmacia Corporation.

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ANXIETY MARKET

    Ocinaplon, our compound for the treatment of anxiety sublicensed to the joint venture with Elan, will compete in the anxiolytic market, which includes the BDZs Valium, Xanax, lorazepam and chlordiazepoxide. These drugs, together with BuSpar, marketed by Bristol-Myers Squibb Company, make up the majority of drugs used to treat anxiety. A generic version of BuSpar may be available in the future.

PAIN MARKET

    Bicifadine, our compound for the treatment of pain sublicensed to the joint venture with Elan, targets the analgesic market. The largest selling non-narcotic prescription analgesic is Ultram, marketed by Ortho-McNeil Pharmaceutical. A number of pharmaceutical companies sell generic and branded narcotic and non-narcotic prescription analgesics, including AstraZeneca LP, Bristol-Myers Squibb, Janssen Pharmaceutica Inc., Abbott Laboratories, Inc., Eli Lilly and Company, Merck & Co., Inc., Hoffman-LaRoche Inc., Novartis Pharmaceuticals Corporation, GlaxoSmithKline, Pharmacia, Pfizer Inc. and Wyeth-Ayerst. A generic version of Ultram may be available in the future.

DEPRESSION MARKET

    DOV 216,303, currently under development in-house, will target the antidepressant market, which is dominated by SSRIs, including Prozac, marketed by Eli Lilly and other companies in generic form, as well as Paxil, marketed by GlaxoSmithKline, Zoloft, marketed by Pfizer, and Celexa, marketed by Forest Laboratories. SSRIs comprise nearly 75% of the antidepressant market. Other drugs in this market include Effexor, marketed by Wyeth-Ayerst, Wellbutrin, marketed by GlaxoSmithKline, Serzone, marketed by Bristol-Myers Squibb, tricyclics and tetracyclics. Pharmaceutical companies selling branded and generic tricyclic antidepressants include Novartis and Hoffman La-Roche. Non-tricyclic antidepressants include Desyrel, as well as generic trazodone, which are sold by numerous companies.

ANGINA AND HYPERTENSION MARKETS

    DOV diltiazem will compete in the chronic stable angina and hypertension markets. Calcium channel blockers are used in the treatment of both these conditions. The diltiazem class of calcium channel blockers has been utilized extensively in the treatment of chronic stable angina, which is the most prevalent type of angina. Leading branded diltiazem products include Cardizem CD, marketed by Biovail, Tiazac, marketed by Forest in the United States and Biovail elsewhere in the world, and Cartia XT, a branded generic drug, marketed by Andrx.

LEGAL PROCEEDINGS

    Litigation between Biovail and Andrx Pharmaceuticals, Inc., involving our DOV diltiazem patent, is currently pending in federal court in Florida. This litigation was instituted in February 2001, following the license of the DOV diltiazem patent to Biovail and Biovail's subsequent listing of that patent in the FDA's "Orange Book" as claiming its branded Tiazac under approved new drug application, or NDA, 20-401. This listing had the effect of preventing FDA approval of Andrx's abbreviated new drug application, or ANDA, for a generic version of Tiazac for up to 30 months. We are not a party to that litigation, nor have we made any attempt to join in the litigation.

    On April 11, 2002, Andrx announced that, according to Biovail, Biovail had withdrawn its Orange Book listing described above. On April 9, 2002, Biovail and Andrx filed a stipulation of dismissal of Biovail's claim that Andrx's generic version of Tiazac would infringe our DOV diltiazem patent. On April 19, 2002, the federal court in Florida approved this stipulation of dismissal, and also ordered that Andrx's claims of infringement and invalidity were moot. Andrx continues to seek to have the court declare that our license agreement with Biovail is invalid. For a complete description of these issues

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and the risks they present, please refer to the "Risk Factors" section under the subheadings "Risks Related to Our Business--Litigation involving our DOV diltiazem patent, to which we are not a party, may adversely affect our DOV diltiazem patent and our relationship with our licensee Biovail."

    Related to the Andrx/Biovail litigation, the FTC commenced an investigation to determine whether Biovail or any other person is engaging in unfair methods of competition. The FTC purported to focus primarily on the legality of Biovail's listing of the DOV diltiazem patent with the FDA. In connection with this investigation, the FTC requested that we provide information regarding our license with Biovail. On April 23, 2002, the FTC announced a complaint against Biovail and a proposed consent order with Biovail to settle its antitrust investigation, which has been submitted for public comment until May 23, 2002, after which the FTC will determine whether or not to make it final. The proposed consent order requires Biovail to return to us the exclusive license to manufacture and sell any extended release formulation of diltiazem that has been approved by the FDA for sale pursuant to NDA 20-401, or that is described in any ANDA for which approval is sought by referencing NDA 20-401. We are not a party to the proposed consent order and Biovail will require our approval to amend the license agreement to return this asset. The effect of this change in the license agreement would mean that we would be entitled, but not required, to grant a non-exclusive license to other persons for the manufacture and sale of an extended release formulation of diltiazem. We would continue to have the right to receive royalties from any licensee who manufactures and sells an extended release formulation of diltiazem using the DOV diltiazem patent. For a complete description of these issues and the risks they present, please refer to the "Risk Factors" section under the subheadings "Risks Related to Our Business--Biovail and the Federal Trade Commission have agreed to a settlement that may lead to a reformation of our license agreement with Biovail."

    We note that in early February 2002, Elan announced that it was notified by the staff of the Securities and Exchange Commission, or SEC, that the staff is commencing an investigation relating to Elan. We understand that this investigation is in connection with Elan's accounting practices. Elan has also recently been subjected to a number of securities class action lawsuits. In connection with the SEC staff's investigation, in late February 2002, we received a subpoena from the SEC requesting certain documents with respect to our relationship with Elan. We have responded to the subpoena. We cannot assure you what effect, if any, these events will have on us or our joint venture with Elan.

    We are not a party to any other material legal proceedings.

EMPLOYEES

    As of March 25, 2002, we had 24 employees, consisting of 23 full-time employees and one part-time employee. Of the full-time employees, seven hold Ph.D., M.D. or equivalent degrees. None of our employees are represented by a collective bargaining arrangement, and we believe our relationship with our employees is good.

FACILITIES

    We currently occupy approximately 7,200 square feet in our principal executive offices located in Hackensack, New Jersey. Our lease will expire if not renewed in June 2004.

OUR SCIENTIFIC ADVISORY BOARD

    Our scientific advisory board advises us with respect to our product development strategy as well as the scientific and business merits of licensing opportunities or acquisition of compounds. The board consists of a group of highly regarded and experienced scientists and clinicians chosen for their particular expertise to advise us on scientific matters affecting the research and development of our drug compounds and the availability of opportunities for collaborations with other pharmaceutical companies. We intend to compensate scientific advisory board members with stock options pursuant to

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our 2000 stock option plan, and a fee for attendance at meetings. We intend to add additional members to the scientific advisory board. The current scientific advisory board members are:

    ROBERT CANCRO, M.D. is the chairman of our scientific advisory board and one of our co-founders. Since 1976, Dr. Cancro has been professor and chairman of the Department of Psychiatry at New York University School of Medicine, Director of Psychiatry at New York University Hospital and director of the Nathan S. Kline Institute for Psychiatric Research. Prior to 1976, Dr. Cancro was a professor in the Department of Psychiatry at the University of Connecticut Health Center. Dr. Cancro is a widely published, internationally recognized psychiatrist and educator, having received numerous honors and awards. He is on the editorial board of several scientific journals and is an examiner for the American Board of Psychiatry and Neurology Inc. Dr. Cancro is a Fellow of the American Psychiatric Association, the American College of Psychiatrists and the American College of Physicians. He is also a member of the Expert Advisory Panel on Mental Health for the World Health Organization and the Research Advisory Committee of the United States Secret Service. Dr. Cancro is president and a director of the International Committee Against Mental Illness and Chairman of the Section on Psychiatric Rehabilitation of the World Psychiatric Association.

    MORTON E. GOLDBERG, D.SC. is a director of several biopharmaceutical companies, including Exocell, Inc., North Star Pharmaceuticals, Inc., Procyon Pharmaceuticals, Inc. and Theragem, Inc. He is also a member of the scientific advisory boards of Adolor Corporation., Arena Pharmaceuticals, Inc., InKine Pharmaceutical Company, Inc. and North Star Pharmaceuticals, Inc. From 1991 to 1996, Dr. Goldberg was Clinical Professor of Pharmacology and Experimental Therapeutics in the Department of Pharmacology at the University of Pennsylvania School of Medicine where he served as a liaison in development of collaborative research programs between faculty and the pharmaceutical and biotechnology industry. From 1984 to 1991, Dr. Goldberg served as Senior Vice President of Research, Development and Regulatory Affairs at ICI Pharmaceuticals Group and corporate vice president at ICI Americas, now AstraZeneca PLC. From 1977 to 1984, he was Vice President of Biomedical Research at ICI Pharmaceuticals Group. Previously, he was Director of Pharmacology at the Squibb Institute for Medical Research and prior thereto, Director of Pharmacodynamics at the Warner Lambert Research Institute.

    LARRY STEIN, PH.D. is professor and chairman of the Department of Pharmacology and professor in the Department of Psychiatry and Human Behavior at the University of California, Irvine. From 1969 to 1979, Dr. Stein served as the head of the Psychopharmacology Department at Wyeth Laboratories and adjunct professor in the Psychology Department at Bryn Mawr College and in the Departments of Psychology and Psychiatry at the University of Pennsylvania.
Dr. Stein is a world renowned neuropsychopharmacologist and has served as a consultant for several pharmaceutical companies, including the Schering-Plough Corporation, American Cyanamid, Syntex Laboratories, Inc. and CoCensys, Inc.

    DAVID H. FARB, PH.D. is a molecular pharmacologist and neuroscientist and serves as professor and chairman of the Department of Pharmacology and Experimental Therapeutics at Boston University School of Medicine. He served previously as Professor of Anatomy and Cell Biology and head of the Molecular Pharmacology Research Program at SUNY Downstate Medical Center. Dr. Farb's accomplishments include selection as the Fogarty Senior International Fellow at the Molecular Genetics Unit of the Medical Research Council (Cambridge, UK), membership in the Harvey Society, participation in the panel of Independent Assessors of the National Health and Medical Research Council of the Commonwealth of Australia and service on the Executive Committee at Boston University Medical School. Dr. Farb was elected chair of the Section of Biological Sciences and founded the Section of Neuroscience at the New York Academy of Sciences.

    ARVID CARLSSON, M.D., PH.D. is a world renowned neuropharmacologist and the recipient of numerous prizes and awards, including the Nobel Prize and the Legion of Honour. Dr. Carlsson has been Professor Emeritus at the University of Gothenburg, Sweden since 1989. Prior to that, he had been Professor, Pharmacology Department, University of Gothenburg since 1959 and served as chairman from 1959 to 1976. He has conducted groundbreaking research in the areas of depression, schizophrenia and Parkinson's disease.

    ROGER GUILLEMIN, M.D., PH.D. is a Nobel laureate and distinguished professor at The Salk Institute. Dr. Guillemin received the Nobel Prize for his work on brain hormones, which brought to light an entirely new class of hormones important in regulating growth, development, reproduction and stress response. Drugs based upon these molecules are used for the management or treatment of infertility, precocious puberty, dwarfism, diabetes and prostate cancer. He has served on several committees of the National Institutes of Health, as President of the Endocrine Society and is a member of the National Academy of Sciences, and of several other foreign academies.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table provides information about our directors, executive officers and key employees.

NAME                                          AGE      POSITION
----                                        --------   --------
Arnold S. Lippa, Ph.D.....................     55      Co-Chairman of the Board, Chief Executive Officer,
                                                       Secretary and Director

Bernard Beer, Ph.D........................     69      Co-Chairman of the Board, President and Director

Phil Skolnick, Ph.D., D.Sc. (hon).........     54      Vice President, Research and Chief Scientific
                                                       Officer

Stephen J. Petti..........................     55      Vice President, Drug Development

Barbara G. Duncan.........................     37      Vice President, Finance, Chief Financial Officer
                                                       and Treasurer

Paul Schiffrin............................     52      Vice President, Corporate Services

Zola Horovitz, Ph.D.......................     67      Director

Patrick Ashe..............................     39      Director

Mark N. Lampert...........................     41      Director

Daniel S. Van Riper.......................     61      Director

------------------------

    ARNOLD S. LIPPA, PH.D. is a co-founder and has served as our Chief Executive Officer since our inception in April 1995. Dr. Lippa also serves as our Secretary and is a director and co-chairman of our board of directors.
Dr. Lippa also serves as director and chairman of Nascime Limited, a company formed in connection with the Elan joint venture. Prior to founding DOV in 1995, Dr. Lippa founded Fusion Associates, Ltd., an investment and management company specializing in the creation and management of biomedical companies. Dr. Lippa served as Fusion's managing director from 1991 to 1995. From 1989 through 1990, Dr. Lippa served as Vega Biotechnologies, Inc.'s chairman and chief executive officer. In 1984, Dr. Lippa co-founded Praxis Pharmaceuticals, Inc. and served as president and chief operating officer until 1988. In addition, Dr. Lippa has consulted for various pharmaceutical and biotechnology companies and has been a graduate faculty professor at the New York University School of Medicine and the City University of New York. He received his B.A. from Rutgers University in 1969 and his Ph.D. in psychobiology from the University of Pittsburgh in 1973.

    BERNARD BEER, PH.D. is a co-founder and has served as our President, director and co-chairman of our board of directors since our inception in April 1995. From 1977 to 1995, Dr. Beer was employed by American Cyanamid, now Wyeth-Ayerst, and served as its Global Director of Central Nervous System Biological and Clinical Research. Dr. Beer has extensive experience in pharmaceutical research starting at Squibb Corporation from 1966 to 1976 where he was section head, Neuropsychopharmacology. He is currently an Adjunct Professor of Psychiatry at the New York University School of Medicine and a Special Professor in Pharmacology at Boston University Medical School. Dr. Beer received his B.A. from Brooklyn College in 1956 and his M.S. and Ph.D. from The George Washington University in 1961 and 1966, respectively.

    PHIL SKOLNICK, PH.D., D.SC. (HON) joined us in January 2001 and serves as our Vice President, Research and Chief Scientific Officer. Prior to joining us, Dr. Skolnick served as a Lilly Research Fellow (Neuroscience) at Eli Lilly & Company from January 1997 to January 2001 where he spearheaded several innovative programs in drug discovery. From 1986 to August 1997, he served as Senior Investigator and Chief, Laboratory of Neuroscience, at the National Institutes of Health. Dr. Skolnick served as a Research Professor of Psychiatry at the Uniformed Services University of the Health Sciences from 1989 to 1998. He is currently an Adjunct Professor of Anesthesiology at The

Johns Hopkins University, an Adjunct Professor of Pharmacology and Toxicology at Indiana University School of Medicine and Research Professor of Psychiatry at New York University School of Medicine. Dr. Skolnick is an editor of Current Protocols in Neuroscience and also serves on the editorial advisory boards of the European Journal of Pharmacology, the Journal of Molecular Neuroscience and Pharmacology, Biochemistry & Behavior. He received a B.S. (summa cum laude) from Long Island University in 1968 and his Ph.D. from The George Washington University in 1972. Dr. Skolnick was awarded the D.Sc. HONORIS CAUSA from Long Island University in 1993 and the University of Wisconsin-Milwaukee in 1995.

    STEPHEN J. PETTI, R.N., B.S.N., B.B.A. joined us in February 1998 and serves as our Vice President, Drug Development. Mr. Petti also serves as President of Nascime. From October 1995 to December 1997, he was Vice President of Global Consulting Operations at Barnett International/PAREXEL, a contract research organization in the pharmaceutical industry. He established a European presence for Barnett International/PAREXEL by starting its first overseas office in Paris. From July 1980 to August 1995, Mr. Petti held a variety of clinical research management positions with American Cyanamid, now Wyeth-Ayerst, including the position of Director of Global Clinical Research Training and Process Development. He is a member of the Drug Information Association and the Society of Research Administrators. Mr. Petti received his B.B.A. from St. John's University in 1968 and a B.S.N (Nursing) in 1973 from Dominican College.

    BARBARA G. DUNCAN joined us in August 2001 and serves as our Vice President, Finance and Chief Financial Officer and Treasurer. Prior to joining us,
Ms. Duncan served as a vice president of Lehman Brothers Inc. in its corporate finance division from August 1998 to August 2001, where she provided financial advisory services primarily to companies in the life sciences and general industrial industries. From September 1994 to August 1998, Ms. Duncan was an associate and director at SBC Warburg Dillon Read, Inc. in its corporate finance group, where she focused primarily on structuring mergers, divestitures and financings for companies in the life sciences and general industrial industries. She also worked for PepsiCo, Inc. from 1989 to 1992 in its international audit division, and was a certified public accountant in the audit division of Deloitte & Touche from 1986 to 1989. Ms. Duncan received her B.S. from Louisiana State University in 1985 and her M.B.A. from the Wharton School, University of Pennsylvania, in 1994.

    PAUL M. SCHIFFRIN, B.SC. joined us in February 1999 and serves as our Vice President, Corporate Services. Prior to joining us, Mr. Schiffrin was president of Pharmadev Inc., a site management company serving a number of major pharmaceutical companies from January 1997 to January 1999. From 1982 through 1995, Mr. Schiffrin held several management positions with American Cyanamid, now Wyeth-Ayerst, including Manager of Clinical Systems Development/Forms Design, and Manager of Office Automation in Support of Clinical Drug Development. Mr. Schiffrin received his B.Sc. from City University of New York, Hunter College Institute of Health Sciences in 1973.

    ZOLA HOROVITZ, PH.D. has been a member of our board of directors since our inception in April 1995. Dr. Horovitz currently is a consultant to the pharmaceutical and biotechnology industries and serves as a director of Diacrin, Inc., BioCryst Pharmaceuticals, Inc., Synaptic Pharmaceutical Corporation, Three Dimensional Pharmaceuticals Inc., Avigen, Inc., Genaera Pharmaceuticals, Inc. and Paligent, Inc. Before joining us, Dr. Horovitz served 35 years in various managerial and research positions at Bristol-Myers Squibb and its affiliates. At Bristol-Myers Squibb, Dr. Horovitz served as Vice President, Business Development and Planning from 1991-1994, Vice President, Licensing in 1990, and Vice President, Research, Planning and Scientific Liaison from 1985-1989. Dr. Horovitz received a B.S. in Pharmacy and his M.S. and Ph.D. in Pharmacology from the University of Pittsburgh in 1955, 1958 and 1960 respectively.

    PATRICK ASHE has been a member of our board of directors since January 1999. He currently serves as Senior Vice President, Business Development at
Athpharma, Ltd. From May 1994 to November

2001, Mr. Ashe served as Vice President, Commercial Development at Elan Pharmaceutical Technologies, a division of Elan Corporation, plc. Additionally, from January 1999 to November 2001, Mr. Ashe served as co-manager of Nascime Limited, a company formed in connection with our joint venture with Elan.
Mr. Ashe graduated from University College Dublin with a B.Sc. in pharmacology in 1985 and completed his M.B.A. at Dublin City University's Business School in 1994.

    MARK N. LAMPERT has been a member of our board of directors since
June 2000. He is also a director of Mendel Biotechnology and Athersys, Inc.
Mr. Lampert, is the founder and general partner of the Biotechnology Value Fund, L.P., a San Francisco-based, private investment partnership. Prior to forming the fund in 1993, Mr. Lampert was a vice president at the investment banking firm Oppenheimer & Co., Inc. and worked for Cambridge NeuroScience and G.D. Searle & Co. Mr. Lampert earned his A.B. in chemistry from Harvard College in 1982 and an M.B.A. from Harvard Business School in 1988.

    DANIEL S. VAN RIPER became a member of our board of directors in March 2002. He is also a member of the board of directors and chairman of the audit committee of New Brunswick Scientific Co., Inc. Mr. Van Riper is currently employed as Special Advisor to Sealed Air Corporation, where he previously served as Senior Vice President and Chief Financial Officer from July 1998 to January 2002. Additionally, Mr. Van Riper was a partner of KPMG LLP, where he worked from June 1962 to June 1998. Mr. Van Riper graduated with high honors and a B.S. in accounting and completed his M.B.A. in economics and finance from Rutgers University. Mr. Van Riper, a Certified Public Accountant, is a member of the American Institute of Certified Public Accountants and Beta Gamma Sigma, national honorary business fraternity.

BOARD COMPOSITION

    Following the closing of this offering, except for the director elected by the holders of our series B preferred stock, our board of directors will be divided into three classes, each of whose members will serve for a staggered three-year term. Our board of directors will consist of two Class I directors, Messrs. Lampert and Van Riper, whose term of office will continue until the 2003 annual meeting of stockholders, two Class II directors, Drs. Horovitz and Beer, whose term of office will continue until the 2004 annual meeting of stockholders, and two Class III directors, Dr. Lippa and Mr. Ashe, whose term of office will continue until the 2005 annual meeting of stockholders. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring.

    The holders of our series B preferred stock have the right, for as long as they own in the aggregate at least 10% of our outstanding capital stock, to nominate and elect one director to our board of directors. As of March 2002, Mr. Ashe ceased to be the nominee of the holders of our series B preferred stock and such holders have not yet nominated or elected a replacement for Mr. Ashe to serve on our board of directors. Under the terms of the series B preferred stock the director elected by the series B preferred stockholders has a vote that is equal at all times to 9.9% of all votes that may be cast by the board. Currently, Elan holds all of the outstanding series B preferred stock.

BOARD COMMITTEES

AUDIT COMMITTEE

    Upon completion of this offering, we will establish an audit committee that will report to our board of directors with regard to the selection, compensation and performance of our independent auditors and the scope of our annual audits. The audit committee will also report to our board of directors with respect to the adequacy of our internal accounting controls and compliance with our accounting and financial policies. We expect that our audit committee will be comprised of two independent directors and one non-employee director who, while not independent under Nasdaq rules, our board of directors has determined may serve on the audit committee in the best interests of our stockholders. Upon completion of this offering, our audit committee members will be Dr. Horovitz, Mr. Ashe and Mr. Van Riper, who will serve as chairman.

COMPENSATION COMMITTEE

    The members of the compensation committee, a majority of whom are independent directors, are responsible for approving or recommending to the board of directors the amount and type of consideration to be paid to our executive officers, administering our stock option plans and establishing and reviewing general policies relating to compensation and benefits of all employees. Upon completion of this offering, Dr. Horovitz and Mr. Van Riper will serve on our compensation committee.

DIRECTOR COMPENSATION

    Non-employee directors are paid $4,000 for each board meeting they attend and are eligible to participate in our 2000 Stock Option and Grant Plan. During the last fiscal year, each of our non-employee directors was granted options to purchase 24,300 shares of our common stock. These options have an exercise price equal to the fair market value of our common stock on the grant date and vest 25% on the one year anniversary of the grant date and the remainder ratably thereafter over the next 36 months.

EXECUTIVE COMPENSATION

    The following summary compensation table sets forth information concerning compensation for services rendered in all capacities during the fiscal year ended December 31, 2001, awarded to, earned by or paid to the chief executive officer and our four most highly compensated executive officers other than our chief executive officer. We refer to these persons as the named executive officers.

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                                                         COMPENSATION
                                                                            AWARDS
                                                                         ------------
                                                  ANNUAL COMPENSATION       SHARES
                                                  --------------------    UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION                       SALARY($)   BONUS($)    OPTIONS(#)    COMPENSATION($)(1)
---------------------------                       ---------   --------   ------------   ------------------
Arnold S. Lippa, Ph.D. .........................   260,577     150,000           --           23,308
  CHIEF EXECUTIVE OFFICER
Bernard Beer, Ph.D. ............................   260,577     150,000           --           30,423
  PRESIDENT
Phil Skolnick, Ph.D., D.Sc. (hon). .............   230,769          --      405,000            9,847
  CHIEF SCIENTIFIC OFFICER
Stephen Petti ..................................   221,154      16,250      153,900            4,500
  VICE PRESIDENT, DRUG DEVELOPMENT
Paul Schiffrin .................................   140,288      10,000        8,100               --
  VICE PRESIDENT, CORPORATE SERVICES

------------------------

(1) Includes an automobile allowance of $18,405 for Dr. Lippa, $16,518 for Dr. Beer, $9,847 for Dr. Skolnick and $4,500 for Mr. Petti. Also includes insurance premiums of $4,903 for Dr. Lippa and $13,905 for Dr. Beer.

OPTION GRANTS IN LAST FISCAL YEAR AND OPTION VALUES AT FISCAL YEAR END

    The following table provides information regarding stock options granted to the named executive officers during the fiscal year ended December 31, 2001. The percentage of total options set forth below is based on options to purchase an aggregate of 1,116,180 shares of common stock granted to employees in 2001. Potential realizable values are based on our initial public offering price of $13.00 per share net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. The assumed 0%, 5% and 10% rates of stock appreciation are provided in accordance with the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock and overall stock market conditions, as well as the optionee's continued employment through the vesting period. The amounts reflected in these columns may not be achieved.

                                             INDIVIDUAL GRANTS
                       --------------------------------------------------------------
                                    PERCENTAGE OF
                                        TOTAL                                               POTENTIAL REALIZABLE VALUE AT
                       NUMBER OF       OPTIONS                                           ASSUMED ANNUAL RATE OF STOCK PRICE
                       SECURITIES    GRANTED TO     EXERCISE     MARKET                           APPRECIATION FOR
                       UNDERLYING   EMPLOYEES IN      PRICE     PRICE ON                           OPTION TERM($)
                        OPTIONS        FISCAL       PER SHARE   DATE OF    EXPIRATION   -------------------------------------
NAME                   GRANTED(#)      YEAR(%)       ($/SH)     GRANT($)      DATE          0%           5%           10%
----                   ----------   -------------   ---------   --------   ----------   ----------   ----------   -----------
Phil Skolnick,
  Ph.D., D.Sc.
  (hon)..............  405,000(1)       36.28          2.78       3.38       7/10/10     4,139,100    6,867,086    10,781,598
Stephen Petti........  153,900(2)       13.79          4.01       4.01       3/15/11     1,383,561    2,518,066     4,196,050
Paul Schiffrin.......    8,100(2)        0.73          4.01       4.01       3/15/11        72,819      132,530       220,845

------------------------

(1) Options vest 50% on July 19, 2002, and ratably thereafter over the subsequent six quarters.

(2) Options vest 25% on the one-year anniversary of the grant date and ratably thereafter over the next 36 months.

OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

    The following table sets forth information concerning the number and value of unexercised options to purchase common stock held as of December 31, 2001 by the named executive officers. There was no public trading market for our common stock as of December 31, 2001. Accordingly, the values of the unexercised in-the-money options have been calculated on the basis of an initial public offering price of $13.00 per share, less the applicable exercise price multiplied by the number of shares which may be acquired on exercise. None of the named executive officers exercised any stock options in fiscal 2001. An option is in the money if the fair market value of the underlying shares exceeds the exercise price of the option.

           AGGREGATE OPTION AMOUNTS AND FISCAL YEAR-END OPTION VALUES

                                                 NUMBER OF SECURITIES
                                                UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                        OPTIONS                IN-THE-MONEY OPTIONS
                                                 AT FISCAL YEAR-END(#)         AT FISCAL YEAR-END($)
                                              ---------------------------   ---------------------------
NAME                                          EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                          -----------   -------------   -----------   -------------
Arnold Lippa, Ph.D..........................    210,600             --       2,175,800             --
Bernard Beer, Ph.D..........................    210,600             --       2,175,800             --
Phil Skolnick Ph.D., D.Sc. (hon)............         --        405,000              --      4,139,100
Paul Schiffrin..............................     97,200         16,200       1,037,100        155,600
Stephen Petti...............................    153,900        170,100       1,639,700      1,548,800

BENEFIT PLANS

    1998 STOCK OPTION PLAN

    Our 1998 Stock Option Plan, adopted by our board of directors and approved by our stockholders in September 1998, provided for the issuance of 2,025,000 shares of our common stock. As of December 31, 2001, options to purchase 1,130,760 shares of our common stock were outstanding under our 1998 Stock Option Plan. Generally, options granted under our 1998 Stock Option Plan vest 50% six months from the date of grant and 50% eighteen months from the date of grant. All options generally terminate on the tenth anniversary of the date of grant. In the event of a change in control, all options will become immediately exercisable. We will not make any additional grants under our 1998 Stock Option Plan.

    STOCK OPTION GRANT TO PHIL SKOLNICK

    In connection with the commencement of Dr. Skolnick's employment with us, we granted him stock options to acquire 405,000 shares of our common stock at an exercise price of $2.78 per share. Dr. Skolnick's options vest as follows: 50% on July 19, 2002 and ratably thereafter over the next six quarters. Although
Dr. Skolnick's 405,000 options were not granted under our 1998 Stock Option Plan or our 2000 Stock Option and Grant Plan, the options were charged against the total number of options available for future grants under our 2000 Stock Option and Grant Plan.

    2000 STOCK OPTION AND GRANT PLAN

    Our board of directors adopted, and our stockholders approved, our 2000 Stock Option and Grant Plan in November 2000. The 2000 Stock Option and Grant Plan provides for the issuance of up to 1,692,090 shares of common stock plus that number of shares of common stock underlying any future termination, cancellation or reacquisition of options granted under the 1998 Stock Option Plan. Additionally, if any of the 405,000 options granted to Phil Skolnick are terminated, canceled or otherwise reacquired by us, that number of reacquired shares will also become available for issuance under the 2000 Stock Option and Grant Plan. As of March 25, 2002, options to purchase 873,180 shares of common stock had been granted and 818,910 shares of common stock were available for future grants under the 2000 Stock Option and Grant Plan. Our compensation committee will administer the 2000 Stock Option and Grant Plan.

    Under the 2000 Stock Option and Grant Plan, our compensation committee may:

    - grant incentive stock options;

    - grant non-qualified stock options;

    - grant stock appreciation rights;

    - issue or sell common stock with or without vesting or other restrictions; and

    - grant common stock upon the attainment of specified performance goals.

    These grants and issuances may be made to our officers, employees, directors, consultants, advisors and other key persons.

    Our compensation committee has the right, in its discretion, to select the individuals eligible to receive awards, determine the terms and conditions of the awards granted, accelerate the vesting schedule of any award and generally administer and interpret the plan.

    The exercise price of options granted under the 2000 Stock Option and Grant Plan is determined by our compensation committee. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986 may not be granted at an exercise price less than the fair market value of our common stock on the date of grant, or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of our voting power.

    Non-qualified stock options may be granted at prices that are less than the fair market value of the underlying shares on the date granted. Options are typically subject to vesting schedules, terminate 10 years from the date of grant and may be exercised for specified periods after the termination of the optionee's employment or other service relationship with us. Upon the exercise of options, the option exercise price must be paid in full either in cash or by certified or bank check or other instrument acceptable to the committee or, in the sole discretion of the committee, by delivery of shares of common stock that have been owned by the optionee free of restrictions for at least six months.

    Restricted stock awards may be granted to eligible service providers at the compensation committee's discretion. The compensation committee determines the terms of restricted stock awards and a restricted stock agreement may give us the option, or impose an obligation, to repurchase some or all of the shares of restricted stock held by a grantee upon the termination of the grantee's employment or other service relationship with us. Restricted stock awards will vest at a rate determined by the compensation committee and may be granted without restrictions.

    Stock appreciation rights may be granted to eligible service providers at the compensation committee's discretion. Stock appreciation rights entitle the optionee to elect to receive an amount of cash or shares of stock or a combination thereof having a value equal to the excess of the value of the stock on the date of exercise over the exercised price of the award. The terms of the stock appreciation rights will be determined by the compensation committee. Stock appreciation rights will generally terminate upon the termination of an optionee's employment or other service relationship with us.

    The 2000 Stock Option and Grant Plan and all awards granted under the plan will terminate upon a merger, reorganization or consolidation, the sale of all or substantially all of our assets or all of our outstanding capital stock or a liquidation or other similar transaction, unless we and the other parties to such transactions have agreed otherwise. All participants under the 2000 Stock Option and Grant Plan will be permitted to exercise before any such termination all awards held by them that are then exercisable or will become exercisable upon the closing of the transaction.

EMPLOYMENT AGREEMENTS

    We have entered into employment agreements with each of the following employees on the following material terms:

    ARNOLD S. LIPPA, PH.D. We have entered into an employment agreement with Dr. Lippa, which provides for his employment as our Chief Executive Officer until December 10, 2004. Dr. Lippa's base compensation will be at least $275,000 for 2002, and during each subsequent year his base compensation will increase by at least 10% annually. The agreement provides for benefits, the reimbursement of expenses and the payment of incentive compensation, which will be determined by our board of directors in its sole discretion. Additionally, if we should merge or consolidate with or into an unrelated entity, sell all or substantially all of our assets, or enter into a transaction or series of transactions the result of which 51% or more of our capital stock is transferred to one or more unrelated third parties, Dr. Lippa is entitled to receive a bonus equal to 2% of the gross proceeds of such sale (as defined in the agreement). We are obligated to continue to pay Dr. Lippa his base and incentive compensation and to continue his benefits for a period of nine months if he is terminated upon becoming disabled or for a period of 90 days upon his death. If Dr. Lippa terminates his employment with us for good reason, or within six months of a change of control, or if we terminate Dr. Lippa without cause, he is entitled to receive his base and incentive compensation and the continuation of all benefits for two years from the date of termination, and all stock options granted to him shall immediately vest. The agreement also requires Dr. Lippa to refrain from competing with us and from soliciting our clients and customers for the duration of his employment and for a period following employment equal to the length of time we make severance payments to him.

    BERNARD BEER, PH.D. We have entered into an employment agreement with Dr. Beer, which provides for his employment as our President until December 10, 2004. Dr. Beer's base compensation will be at least $275,000 for 2002, and during each subsequent year his base compensation will increase by at least 10% annually. The agreement provides for benefits, the reimbursement of expenses and the payment of incentive compensation, which will be determined by our board of directors in its sole discretion. Additionally, if we should merge or consolidate with or into an unrelated entity, sell all or substantially all of our assets, or enter into a transaction or series of transactions the result of which 51% or more of our capital stock is transferred to one or more unrelated third parties, Dr. Beer is entitled to receive a bonus equal to 2% of the gross proceeds of such sale (as defined in the agreement). We are obligated to continue to pay Dr. Beer his base and incentive compensation and to continue his benefits for a period of nine months if he is terminated upon becoming disabled or for a period of 90 days upon his death. If Dr. Beer terminates his employment with us for good reason, or within six months of a change of control, or if we terminate Dr. Beer without cause, he is entitled to receive his base and incentive compensation and the continuation of all benefits for two years from the date of termination, and all stock options granted to him shall immediately vest. The agreement also requires Dr. Beer to refrain from competing with us and from soliciting our clients and customers for the duration of his employment and for a period following employment equal to the length of time we make severance payments to him.

    PHIL SKOLNICK, PH.D., D.SC.(HON) We have entered into an employment agreement with Dr. Skolnick, which provides for his employment as Vice-President, Research and Chief Scientific Officer until January 19, 2004. Under the agreement, we will pay Dr. Skolnick base compensation of at least $250,000 per year. The agreement provides for benefits, the reimbursement of expenses and the payment of incentive compensation, which will be determined by our board of directors in its sole discretion. Additionally, upon the commencement of Dr. Skolnick's employment with us, we granted him options to purchase 405,000 shares of our common stock at an exercise price of $2.78. The options vest 50% on July 19, 2002 and ratably thereafter over the next six quarters. We are obligated to continue to pay Dr. Skolnick his base and incentive compensation and to continue his benefits for a period of nine months if he is terminated upon becoming disabled or for a period of 90 days upon his death. If Dr. Skolnick terminates his employment with us for good reason, or within six months of a change of control, or if we terminate Dr. Skolnick without cause, he is entitled to receive his base compensation for three years from the date of termination and all stock options granted to him shall immediately vest. The agreement also requires Dr. Skolnick to refrain from competing with us and from soliciting our customers and clients for the duration of his employment and for a period following employment equal to the length of time we make severance payments to him.

    STEPHEN PETTI. We have entered into an employment agreement with Mr. Petti, which provides for his employment as Vice-President, Drug Development until April 1, 2004. Mr. Petti's base compensation will be at least $237,500 for 2002, and during each subsequent year his base compensation will increase by at least 5% annually. The agreement provides for benefits, the reimbursement of expenses and the payment of incentive compensation, which will be determined by our board of directors in its sole discretion. We are obligated to continue to pay Mr. Petti his base and incentive compensation and to continue his benefits for a period of six months if Mr. Petti is terminated upon becoming disabled or for a period of 90 days upon his death. If Mr. Petti terminates his employment with us for good reason, or within six months of a change of control, or if we terminate Mr. Petti without cause, he is entitled to receive his base compensation for one year from the date of termination and all stock options granted to him shall immediately vest. The agreement also requires Mr. Petti to refrain from competing with us and from soliciting our clients and customers for the duration of his employment and for a period following employment equal to the length of time we make severance payments to him.

    PAUL SCHIFFRIN. We have entered into an employment agreement with Mr. Schiffrin, which provides for his employment as Vice-President, Corporate Services until July 12, 2002. Under the agreement, we will pay Mr. Schiffrin base compensation of at least $145,000 per year. The agreement provides for benefits, the reimbursement of expenses and the payment of incentive compensation, which will be determined by our board of directors in its sole discretion. We are obligated to continue to pay Mr. Schiffrin his base and incentive compensation and to continue his benefits for a period of 90 days upon the termination of his employment for any reason other than by us for cause or Mr. Schiffrin's resignation without good reason. The agreement also requires
Mr. Schiffrin to refrain from competing with us and from soliciting our clients and customers for the duration of his employment and for a period following employment equal to the length of time we make severance payments to him.

                              CERTAIN TRANSACTIONS

    In January 1999, we created DOV Bermuda, a joint venture with Elan, to develop controlled release formulations of bicifadine for the treatment of pain and ocinaplon for the treatment of anxiety disorders and epilepsy. We granted to the joint venture a non-exclusive license and sublicense to use the oral formulations of these two product candidates and Elan granted the joint venture a non-exclusive license to use its proprietary controlled release formulations. After payments to our licensor, Wyeth-Ayerst, we are entitled to receive royalties on net sales, if any, at a rate of 8.35% for bicifadine and 4.64% for ocinaplon, and Elan is entitled to receive royalties at the same rate. Elan also purchased, for an aggregate of $3.0 million, 525,025 shares of our common stock, 354,643 shares of series B preferred stock, all of which will be outstanding, and warrants to purchase 121,500 shares of our common stock at an exercise price of $3.41 per share. In the ordinary course of its business, DOV Bermuda incurs expenses for formulation development work provided by Elan. These expenses amounted to approximately $509,000 in 1999, $1.6 million in 2000 and $1.8 million in 2001. For a further discussion of our collaboration with Elan, please refer to the text in subheading "Collaborations and Licensing Agreements--Elan Corporation, plc and Elan International Services, Ltd." under the "Business" section.

    From 1999 through November of 2001, one of our directors, Patrick Ashe, was employed by Elan Pharmaceutical Technologies USA, a division of Elan. Additionally, Mr. Ashe served as co-manager of Nascime Limited, a wholly-owned subsidiary of DOV Bermuda formed in connection with the Elan joint venture. Mr. Ashe currently serves as a member of our board of directors and was previously the director nominated and elected to our board of directors by Elan, the holder of all of our issued and outstanding shares of series B preferred stock.

    In August of 2001, as part of our sale of an aggregate of 1,040,000 shares of our series D preferred stock, we sold 25,000 shares for an aggregate purchase price of $250,000 to Biotechnology Value Fund, L.P., Biotechnology Fund II, L.P., Investment 10 LLC and BVF Investments LLC, each of whose general partner or investment advisor is BVF Partners L.P. BVF Partners L.P.'s general partner is BVF, Inc. Prior to this transaction, BVF, Inc. had the sole voting and investment power over 1,240,000 shares of our series C preferred stock. These entities acquired the series D preferred stock on the same terms as other purchasers in the transaction. Mr. Lampert, one of our directors, is the president of BVF, Inc.

    Ms. Morgen Lippa, daughter of Arnold Lippa, is employed by us as comptroller and a project manager. During 2001, she was paid $87,000 in salary and was awarded options to purchase 8,100 shares of our common stock.

    Mr. Gary Beer, son of Bernard Beer, is employed by us as Director of Data Management. During 2001, he was paid $87,000 in salary and was awarded options to purchase 8,100 shares of our common stock.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information regarding the beneficial ownership of our common stock as of March 25, 2002 and on an as adjusted basis to reflect the sale of the common stock offered in this offering by:

    - all persons known by us to own beneficially 5% or more of the common stock;

    - each of our directors;

    - the named executive officers; and

    - all of our directors and executive officers as a group.

    The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares that an individual or entity has the right to acquire beneficial ownership of within 60 days of March 25, 2002 through the exercise of any warrant, stock option or other right. The inclusion in this prospectus of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, the address of all listed stockholders is c/o DOV Pharmaceutical, Inc., 433 Hackensack Avenue, Hackensack, NJ 07601. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

                                                                                    PERCENTAGE OF SHARES
                                                                                    BENEFICIALLY OWNED(1)
                                                                                    ---------------------
                                                                NUMBER OF SHARES     BEFORE       AFTER
NAME OF BENEFICIAL OWNER                                       BENEFICIALLY OWNED   OFFERING    OFFERING
------------------------                                       ------------------   ---------   ---------
Elan Corporation, plc(2)
  Lincoln House
  Lincoln Place
  Dublin 2, Ireland.........................................        3,724,890         29.53%      21.15%
Elan Pharmaceutical Investments II, Ltd.(3)
  Flatts, Smiths Parish
  Bermuda, FL04.............................................          896,403          8.69        5.86
BVF Inc.(4)
  1 Sansome Street
  39th Floor
  San Francisco, CA 94104...................................        2,049,300         21.77       14.22
Merlin BioMed Private Equity Fund, L.P.(5)
  230 Park Ave, Suite 928
  New York, NY 10169........................................          810,000          8.60        5.62
Reservoir Capital Group, L.L.C.(6)
  650 Madison Ave.
  New York, NY 10022........................................          810,000          8.60        5.62
Oppenheimer Discovery Fund(7)
  6803 South Tuscan Way
  Englewood, CO 80112.......................................          486,000          5.16        3.37
Arnold Lippa(8).............................................        1,790,100         18.60       12.24
Bernard Beer(8).............................................        1,790,100         18.60       12.24
Phil Skolnick...............................................               --            --          --
Stephen Petti(9)............................................          214,986          2.23        1.47
Paul Schiffrin(10)..........................................          107,661          1.13           *
Zola Horovitz(11)...........................................          251,100          2.62        1.72
Patrick Ashe(12)............................................           72,900             *           *
Mark N. Lampert(13).........................................        2,065,500         21.90       14.31
Daniel S. Van Riper.........................................               --            --          --
All directors and executive officers as a group (10
  persons)(14)..............................................        6,292,347         60.50       40.86

------------------------

* Less than one percent.

(1) The number of outstanding shares of our common stock is based on the number of shares of our common stock and common stock equivalents outstanding as of March 25, 2002. Our calculation includes 4,894,238 shares of common stock, 4,519,800 shares of common stock issuable upon the conversion of 1,750,000 shares of our series C preferred stock and 1,040,000 shares of our series D preferred stock, but excludes 574,521 shares of common stock issuable upon conversion of all shares of series B preferred stock outstanding. For purposes of calculating the percentage of shares beneficially owned after this offering, the number of shares of common stock deemed outstanding after this offering assumes the issuance of 5,000,000 shares of common stock in this offering.

(2) Elan Corporation, plc is the parent corporation of, and wholly owns, either directly or indirectly, Elan Pharmaceutical Investments, Ltd., and has or shares, either directly or indirectly, voting and investment power with respect to shares of our common stock held of record by Elan Pharmaceutical Investments, Ltd. Includes 525,025 shares of common stock, warrants to purchase 121,500 shares of common stock that are currently exercisable, 574,521 shares of common stock issuable upon the conversion of our series B preferred stock, approximately 2,503,844 shares of common stock issuable upon the conversion of the Elan exchangeable convertible promissory note.

(3) Includes approximately 896,403 shares of common stock issuable upon the conversion of the Elan convertible line of credit.

(4) BVF Inc. is the general partner of BVF Partners L.P., which is either the general partner of or the investment advisor of Biotechnology Value Fund, L.P., Biotechnology Fund II, L.P. and Investment 10 LLC, and exercises sole voting and investment power held of record by Biotechnology Value Fund, L.P., Biotechnology Fund II, L.P. and Investment 10 LLC. Mr. Lampert, a member of our board of directors, is the president of BVF Inc. Mr. Lampert disclaims any beneficial ownership of the shares held by Biotechnology Value Fund, L.P., Biotechnology Fund II, L.P. and Investment 10 LLC, except to the extent of his pecuniary interest therein. Includes 2,008,800 shares of common stock issuable upon the conversion of our series C preferred stock and 40,500 shares of common stock issuable upon the conversion of our series D preferred stock. Our series C and series D preferred stocks automatically convert into shares of common stock upon the closing of this offering.

(5) Includes 810,000 shares of common stock issuable upon the conversion of our series D preferred stock.

(6) Reservoir Capital Group, L.L.C. is the general partner of Reservoir Capital Partners, L.P., Reservoir Capital Master Fund, L.P. and Reservoir Capital Associates, L.P., and exercises sole voting and investment power held of record by Reservoir Capital Partners, L.P., Reservoir Capital Master Fund, L.P. and Reservoir Capital Associates, L.P. Includes 810,000 shares of common stock issuable upon the conversion of our series C preferred stock.

(7) Includes 486,000 shares of our common stock issuable upon the conversion of our series D preferred stock.

(8) Includes 1,579,500 shares of common stock and options to purchase 210,600 shares of common stock that are currently exercisable.

(9) Includes options to purchase 214,986 shares of common stock that are currently exercisable. Excludes options to purchase 109,013 shares of common stock that are not exercisable within 60 days of March 1, 2002.

(10) Includes options to purchase 107,661 shares of common stock that are currently exercisable. Excludes options to purchase 5,738 shares of common stock that are not exercisable within 60 days of March 1, 2002.

(11) Includes 97,200 shares of common stock and options to purchase 153,900 shares of common stock that are currently exercisable. Excludes options to purchase 24,300 shares of common stock that are not exercisable within 60 days of March 1, 2002.

(12) Includes options to purchase 72,900 shares of common stock that are currently exercisable. Excludes options to purchase 24,300 shares of common stock that are not exercisable within 60 days of March 1, 2002.

(13) Includes the shares described in footnote (4), of which Mr. Lampert may be considered the beneficial owner. Mr. Lampert disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Also includes options to purchase 16,200 shares of our common stock which are currently exercisable. Excludes options to purchase 24,300 shares of our common stock which are not exercisable with 60 days of March 1, 2002.

(14) Includes options to purchase 986,347 shares of common stock that are currently exercisable.

                          DESCRIPTION OF CAPITAL STOCK

    Upon completion of this offering, our authorized capital stock will consist of 60,000,000 shares of common stock, of which 14,414,038 shares will be outstanding, 354,643 shares of series B preferred stock, all of which will be outstanding, and 6,495,357 shares of undesignated preferred stock, issuable in one or more series designated by our board of directors, none of which will be outstanding. All of our outstanding series B preferred stock is owned by Elan. Prior to this offering, our common stock was held by 40 stockholders of record. The following information relates only to our certificate of incorporation and by-laws, as they will exist after this offering.

COMMON STOCK

    VOTING RIGHTS. The holders of our common stock have one vote per share and are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes cast at a meeting at which a quorum is present and voting together as a single class, subject to any voting rights granted to holders of any then outstanding preferred stock.

    DIVIDENDS. Holders of common stock will share ratably together with holders of series B preferred stock in any dividends declared by our board of directors, subject to the preferential rights of any preferred stock then outstanding. Dividends consisting of shares of common stock may be paid to holders of shares of common stock.

    OTHER RIGHTS. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

SERIES B NONVOTING CONVERTIBLE PREFERRED STOCK

    VOTING RIGHTS. Except as provided by applicable law, the series B preferred stockholders have neither voting power, nor the right to receive notice of any meetings of our stockholders. Except as required by law, the consent of the series B preferred stockholders is not required to authorize or take any corporate action.

    DIVIDENDS. Our series B preferred stock is not entitled to any preferential dividends and will participate in dividends pro rata with the holders of common stock on an as-converted basis.

    CONVERSION. At any time upon the affirmative vote of 75% of the holders of series B preferred stock, each share of series B preferred stock will convert into 1.62 shares of our common stock, subject to adjustment for stock splits, dividends, recapitalizations and similar transactions involving our common stock.

    BOARD OF DIRECTORS. For as long as the series B preferred stockholders own at least 10% of our outstanding capital stock, they will be entitled, as a class, to nominate and elect one director to our board of directors who has a vote that is equal at all times to 9.9% of all votes that may be cast by the board.

    OTHER RIGHTS. Upon our liquidation, dissolution or winding up, the series B preferred stockholders are not entitled to any preferential distributions and will share with the holders of common stock on an as-converted basis. No shares of series B preferred stock are subject to redemption or have preemptive rights to purchase additional shares of series B preferred stock or our common stock.

PREFERRED STOCK

    Our certificate of incorporation provides that 6,495,357 shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, qualifications, limitations and restrictions, applicable to the shares of each series. Our board of directors may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects, including preferred stock or rights to acquire preferred stock in connection with implementing a stockholder rights plan. We have no present plans to issue any shares of preferred stock. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control with respect to our company or the removal of existing management.

ELAN CONVERTIBLE EXCHANGEABLE PROMISSORY NOTE

    In connection with our entering into the joint venture with Elan on January 21, 1999, we issued to Elan a convertible exchangeable promissory note in the original principal amount of $8.0 million. The note accrues interest at the rate of 7% per annum compounded semi-annually and matures on January 21, 2005. The note and all accrued unpaid interest is convertible at anytime prior to its maturity into that number of shares of our common stock that is equal to the total amount of outstanding principal and accrued unpaid interest on the date of conversion divided by $3.98. We may not prepay the note without Elan's consent. Alternatively, Elan may elect to exchange the total amount of outstanding principal balance for that number of shares of the joint venture to make our equity interests equal. If Elan chooses this option, it maintains its right to convert any accrued unpaid interest of this note into shares of our common stock at $3.98 per share.

ELAN CONVERTIBLE PROMISSORY NOTE

    In connection with our entering into the joint venture with Elan, Elan provided us with a $7.0 million convertible line of credit. We have drawn down on the convertible line of credit in the past and, at December 31, 2001, $3.0 million was outstanding. Our ability to borrow further under the convertible line of credit expired on March 27, 2002. Amounts outstanding under the convertible line of credit accrue interest at the rate of 10% per annum compounded semi-annually. This convertible line of credit matures on January 21, 2005, and may not be prepaid without Elan's consent. The note and all accrued unpaid interest thereon is convertible at anytime prior to its maturity into that number of shares of common stock that is equal to the total amount of outstanding principal and accrued unpaid interest on the date of conversion divided by $3.41.

WARRANTS

    As of March 25, 2002, we had outstanding warrants to purchase 551,312 shares of our common stock at a weighted average exercise price of $3.19.

OPTIONS

    As of March 25, 2002, we had outstanding options to purchase 2,408,940 shares of our common stock at a weighted average purchase price of $3.21 and options convertible into 818,910 shares of common stock are available for future grants under our 2000 Stock Option and Grant Plan. Options to purchase an aggregate of 12,150 shares of common stock have been exercised under our stock option plans as of December 31, 2001.

REGISTRATION RIGHTS

    At anytime after the 12-month anniversary of this offering, Neurocrine Biosciences, Inc. and its transferees have the right to demand that we file one registration statement to register all or part of their shares of common stock. Additionally, if we register any shares of our common stock, either for our own account or for the account of other stockholders, Neurocrine or its transferees are entitled to notice of the registration and to include some of their shares of common stock in the registration. All of these registration rights are subject to further conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in a registration under some circumstances. We will pay all expenses in connection with any registration, other than underwriting discounts and commissions. As of March 25, 2002, 161,266 shares of common stock are entitled to these registration rights.

    Elan and its affiliates have the right at any time from and after the six-month anniversary of this offering to demand that we file one registration statement to register all or part of their shares of common stock, including any shares of common stock received upon the conversion of series B preferred stock, the convertible exchangeable promissory note, the convertible line of credit and exercise of their warrants. Additionally, if we register any of our common stock, either for our own account or for the account of other stockholders, Elan is entitled to notice of the registration and to request that we include its shares of common stock in the registration. All of these registration rights are subject to further conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in a registration. We will pay all expenses in connection with any registration, other than underwriting discounts and commissions. As of March 25, 2002, an aggregate of 4,607,765 shares of common stock (on an as-converted basis) are entitled to these registration rights.

    At anytime from and after the six-month anniversary of this offering the holders of the 2,835,000 shares of our common stock received upon the conversion of our series C preferred stock have the right to demand that we file one registration statement to register all or part of their shares of common stock. These stockholders are entitled to demand one additional registration if we are unable to register all of their shares requested to be registered in their initial demand. Additionally, if we register any of our common stock, either for our own account or for the account of other stockholders, the holders of these shares are entitled to notice of the registration and to request that we include their shares of common stock in the registration. All of these registration rights are subject to further conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in a registration. We will pay all expenses in connection with any registration, other than underwriting discounts and commissions.

    At anytime from and after the 12-month anniversary of this offering the holders of the 1,684,800 shares of our common stock received upon the conversion of our series D preferred stock have the right to demand that we file one registration statement to register all or part of their shares of common stock. These stockholders are entitled to demand one additional registration if we are unable to register all of their shares requested to be registered in their initial demand. These stockholders are also entitled to demand once annually that we register their shares of common stock on either Form S-2 or S-3 if the anticipated offering price of the shares of common stock expected to be registered exceeds $5,000,000. Additionally, if we register any of our common stock, either for our own account or for the account of other stockholders, the holders of these shares are entitled to notice of the registration and to request that we include their shares of common stock in the registration. All of these registration rights are subject to further conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in a registration. We will pay all expenses in connection with any registration, other than underwriting discounts and commissions.

    If we register any of our common stock, either for our own account or for the account of other stockholders, the holders of warrants to purchase 413,612 shares of our common stock are entitled to notice of the registration and to request that we include, upon exercise of their warrants, their shares of common stock in the registration. These registration rights are subject to further conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in a registration.

INDEMNIFICATION MATTERS

    Prior to this offering, we will have entered into indemnification agreements with each of our directors. The form of indemnification agreement provides that we will indemnify our directors for expenses incurred because of their status as a director to the fullest extent permitted by Delaware law, our certificate of incorporation and our by-laws.

    Our certificate of incorporation contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breach of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty to us, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. This provision does not alter a director's liability under the federal securities laws and does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. Our by-laws provide that directors and officers shall be, and in the discretion of our board of directors, non-officer employees may be, indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of us. Our by-laws also provide for the advancement of expenses to directors and, in the discretion of our board of directors, to officers and non-officer employees. In addition, our by-laws provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any by-law, agreement, vote of stockholders or otherwise. We also have directors' and officers' insurance against certain liabilities. We believe that the indemnification agreements, together with the limitation of liability and indemnification provisions of our certificate of incorporation and by-laws and directors' and officers' insurance will assist us in attracting and retaining qualified individuals to serve as our directors and officers.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be provided to directors, officers or persons controlling us as described above, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. At present, there is no pending material litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BY-LAWS THAT MAY HAVE
  ANTI-TAKEOVER EFFECTS

    Following this offering, the provisions of our certificate of incorporation and by-laws described below, as well as the ability of our board of directors to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by our board of directors, including takeovers which particular stockholders may deem to be in their best interests. These provisions also could have the effect of discouraging open market purchases of our common stock because they may be considered disadvantageous by a stockholder who desires subsequent to such purchase to participate in a business combination transaction with us or to elect a new director to our board.

    CLASSIFIED BOARD OF DIRECTORS. Our board of directors is divided into three classes serving staggered three-year terms, with one-third of the board being elected each year. Our classified board, together with certain other provisions of our certificate of incorporation authorizing the board to fill vacant directorships or increase the size of the board, may prevent a stockholder from removing, or delaying the removal of, incumbent directors, and simultaneously gaining control of the board by filling vacancies created by such removal with its own nominees.

    DIRECTOR VACANCIES AND REMOVAL. Our certificate of incorporation and by-laws provide that vacancies in our board of directors may be filled only by the affirmative vote of a majority of the remaining directors. Our certificate of incorporation provides that directors may be removed from office only with cause and only by the affirmative vote of holders of at least two-thirds of the shares then entitled to vote in an election of directors.

    NO STOCKHOLDER ACTION BY WRITTEN CONSENT. Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders.

    SPECIAL MEETINGS OF STOCKHOLDERS. Our certificate of incorporation and by-laws provide that a special meeting of stockholders may be called only by our board of directors. Our by-laws provide that only those matters included in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law.

    ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND STOCKHOLDER PROPOSALS. Our by-laws include advance notice and informational requirements and time limitations on any director nomination or any new proposal which a stockholder wishes to make at an annual meeting of stockholders. For the first annual meeting following the completion of this offering, a stockholder's notice of a director nomination or proposal will be timely if delivered to our secretary at our principal executive offices not later than the close of business on the later of the 75th day prior to the scheduled date of such annual meeting or the 10th day following the day on which we make public announcement of the date of such annual meeting.

    AMENDMENT OF THE CERTIFICATE OF INCORPORATION. As required by Delaware law, any amendment to our certificate of incorporation must first be approved by a majority of our board of directors and, if required by law, thereafter approved by a majority of the outstanding shares entitled to vote with respect to such amendment, except that any amendment to the provisions relating to stockholder action by written consent, directors, limitation of liability and the amendment of our certificate of incorporation must be approved by at least 75% of the outstanding shares entitled to vote with respect to such amendment.

    AMENDMENT OF BY-LAWS. Our certificate of incorporation and by-laws provide that our by-laws may be amended or repealed by our board of directors or by the stockholders. Such action by the board of directors requires the affirmative vote of a majority of the directors then in office. Such action by the stockholders requires the affirmative vote of at least two-thirds of the shares present in person or represented by proxy at an annual meeting of stockholders or a special meeting called for such purpose unless our board of directors recommends that the stockholders approve such amendment or repeal at such meeting, in which case such amendment or repeal only requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting.

STATUTORY BUSINESS COMBINATION PROVISION

    Following this offering, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from consummating a "business combination," except under certain circumstances, with an "interested stockholder" for a period of three years after the date such person became an "interested stockholder" unless:

    - before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

    - upon the closing of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who are also officers of the corporation and shares held by employee stock plans; or

    - following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

The term "interested stockholder" generally is defined as a person who, together with affiliates and associates, owns, or, within the prior three years, owned, 15% or more of a corporation's outstanding voting stock. The term "business combination" includes mergers, consolidations, asset sales involving 10% or more of a corporation's assets and other similar transactions resulting in a financial benefit to an interested stockholder. Section 203 makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from an amendment approved by holders of a least a majority of the outstanding voting stock. Neither our certificate of incorporation nor our by-laws contains any such exclusion.

TRADING ON THE NASDAQ NATIONAL MARKET SYSTEM

    Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "DOVP."

PREEMPTIVE RIGHTS

    Until January 21, 2003, Elan and/or its affiliates have the right to participate in any equity financing commenced by us in order to maintain its then current pro rata ownership percentage of us. This right does not apply to this offering, equity issued in connection with a merger, acquisition or consolidation of us, or the issuance of common stock under our 2000 Stock Option and Grant Plan.

    Until the date that is 30 days after the closing of this offering, the holders of 4,519,800 shares of our common stock received upon the conversion of our series C and series D preferred stocks have the right to participate in certain equity financings commenced by us in order to maintain their respective pro rata ownership percentages of us. This right does not apply or has been waived with respect to this offering, the issuance of common stock under our 2000 Stock Option and Grant Plan, the issuance of securities upon the conversion of any securities held by Elan and the issuance of common stock upon the exercise of any of our outstanding warrants.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Co.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon consummation of this offering, we will have outstanding
14,988,559 shares of common stock or 15,738,559 shares if the underwriters' over-allotment option is exercised in full, in each case including the number of shares of common stock issuable upon the conversion of our series B preferred stock, but excluding the shares underlying the Elan convertible exchangeable promissory note, the convertible line of credit and outstanding options and warrants. Of these shares, all of the shares sold in this offering
(5,000,000 shares, or 5,750,000 shares if the underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act except for any shares purchased by an "affiliate," which will be subject to the limitations of Rule 144 of the Securities Act. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. The remaining outstanding shares of common stock will be "restricted securities" as defined in Rule 144 and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including exemptions provided by Rule 144.

    Our executive officers, directors and substantially all our stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of any common stock or any securities convertible into or exchangeable for common stock for a period of 180 days after the date of this prospectus without the prior written consent of CIBC World Markets Corp. in prior consultation with Lehman Brothers Inc. Subsequent to this offering, the shares of common stock subject to lock-up agreements, including shares of common stock issuable upon conversion of the series B preferred stock, will represent 66.5% of the then outstanding shares of common stock (63.3% if the underwriters' over-allotment option is exercised in full). While the underwriters have indicated no present intention to waive the restrictions contained in the lock-up agreements, were they to do so, approximately an additional 9,968,309 shares of our common stock could be eligible for sale subsequent to this offering, which could harm our stock price or make it more difficult to sell our shares. The holders of up to approximately 6,352,399 shares of common stock issuable upon conversion of the Elan convertible exchangeable promissory note, the convertible line of credit and outstanding options and warrants are also subject to lock-up agreements, which, if waived, could become eligible for resale subsequent to this offering and could harm our stock price or make it difficult to sell our shares. In addition, on the date that is 120 days after the closing of this offering, up to approximately 402,500 shares of our common stock will be released from the lock-up agreements and become available for resale, some of which will be subject to the volume, manner of sale and other limitations contained in Rule 144. Historically, factors that have led underwriters to waive lock-up restrictions on a case by case basis include bona fide gifts to charitable institutions and other small waivers which underwriters reasonably believe will have minimal effect on the trading price of the common stock of the applicable company.

RULE 144

    Generally, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including persons who are affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

    - 1% of the then outstanding shares of our common stock, 149,885 shares immediately after this offering; or

    - the reported average weekly trading volume of our common stock during the four calendar weeks preceding a sale by such person.

    Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information.

RULE 144(K)

    Under Rule 144(k), a person who has not been one of our affiliates during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is free to sell such shares without regard to the volume, manner-of-sale or certain other limitations contained in Rule 144. Upon completion of this offering, 1,076,063 shares of our common stock will be eligible for sale under Rule 144(k).

    Prior to this offering, there has been no public market for our common stock and we can make no predictions about the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, may cause the market prices of our common stock to decline.

REGISTRATION RIGHTS

    After the 180-day period following the closing of this offering, the holders of approximately 9,702,443 shares of our common stock (includes shares issuable upon the exercise of warrants and the conversion of series B preferred stock, the Elan convertible exchangeable promissory note and the convertible line of credit) will have certain rights which may require us to register their shares under the Securities Act. See "Description of Capital Stock--Registration Rights."

OPTIONS

    As of March 25, 2002, options to purchase 2,408,940 shares of our common stock were outstanding. At some time following the effectiveness of this offering the board of directors in its discretion, intends to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock reserved for issuance under our 2000 Stock Option and Grant Plan, our 1998 Stock Option Plan and those options granted to Phil Skolnick. The filing of this registration statement will allow these shares, other than those held by members of management who are deemed to be affiliates, to be eligible for resale without restriction, subject to the lock-up period related to this offering. After the effective date of the registration statement on Form S-8 and, if applicable, the expiration of the lock-up period related to this offering, shares purchased upon exercise of options granted pursuant to these plans, generally will be available for resale in the public market by non-affiliates without restriction. Sales by our affiliates of shares registered on the S-8 registration statement are subject to all of the Rule 144 restrictions except for the one-year minimum holding period requirement.

    In addition to possibly being able to sell option shares without restriction under a Form S-8 registration statement when effective, persons other than our affiliates are allowed under Rule 701 of the Securities Act to sell shares of our common stock issued upon exercise of stock options beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144 and to the lock-up period related to this offering. Our affiliates may also begin selling option shares beginning 90 days after the date of this prospectus, but are subject to the 180-day lock-up period related to this offering and all of the Rule 144 restrictions except for the one-year holding period requirement.

                                  UNDERWRITING

    Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom CIBC World Markets Corp., Lehman Brothers Inc., Lazard Freres & Co. LLC and Fidelity Capital Markets, a division of National Financial Services LLC, are acting as representatives, have severally agreed to purchase from us the respective number of shares of common stock opposite their names below:

UNDERWRITERS                                                  NUMBER OF SHARES
------------                                                  ----------------
CIBC World Markets Corp.....................................     1,870,000
Lehman Brothers Inc. .......................................     1,870,000
Lazard Freres & Co. LLC.....................................       935,000
Fidelity Capital Markets, a division of National Financial
  Services LLC..............................................        50,000
Banc of America Securities LLC..............................        50,000
U.S. Bancorp Piper Jaffray Inc. ............................        50,000
First Union Securities, Inc. ...............................        50,000
Adams, Harkness & Hill, Inc. ...............................        25,000
Emerging Growth Equities, Ltd. .............................        25,000
Leerink Swann & Company.....................................        25,000
Pacific Crest Securities....................................        25,000
Parker/Hunter Incorporated..................................        25,000
                                                                 ---------

  Total.....................................................     5,000,000
                                                                 =========

    The underwriting agreement provides that the underwriters' obligations to purchase our common stock depend on the satisfaction of the conditions contained in the underwriting agreement, which include:

    - if any shares of common stock are purchased by the underwriters, then all of the shares of common stock the underwriters agreed to purchase must be purchased;

    - the representations and warranties made by us to the underwriters are true;

    - there is no material change in the financial markets; and

    - we deliver customary closing documents to the underwriters.

    We have granted the underwriters a 30-day option after the date of the underwriting agreement to purchase, from time to time, in whole or in part, up to 750,000 shares at the public offering price less underwriting discounts and commissions. The option may be exercised to cover over-allotments, if any, made in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the preceding table.

    The representatives of the underwriters have advised us that the underwriters propose to offer shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, who may include the underwriters, at this public offering price less a selling concession not in excess of $0.55 per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $0.10 per share to other dealers. After the completion of this offering, the representatives may change the public offering price and other selling terms.

    The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase 750,000 additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

                                                          PAID BY US
                                         ---------------------------------------------
                                            NO EXERCISE OF         FULL EXERCISE OF
                                         OVER-ALLOTMENT OPTION   OVER-ALLOTMENT OPTION
                                         ---------------------   ---------------------
Per Share..............................        $     0.91              $     0.91
Total..................................        $4,550,000              $5,232,500

    We estimate that the total expense of this offering, excluding the underwriting discounts and commissions, will be approximately $1,250,000.

    Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "DOVP."

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

    Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between the underwriters and us. The factors that the representatives will consider in determining the public offering price will include:

    - the history and prospects for the industry in which we compete;

    - the ability of our management and our business potential and earning prospects;

    - the prevailing securities markets at the time of this offering; and

    - the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

    The representatives may engage in over-allotment, stabilizing transaction, syndicate covering transactions, and penalty bids or purchasers for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

    - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short portion or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

    - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

    These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

    The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

    We have agreed that, without the prior written consent of CIBC World Markets Corp. in prior consultation with Lehman Brothers Inc. we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of capital stock or any securities that may be converted into or exchanged for any shares of capital stock for a period of 180 days from the date of this prospectus. All of our executive officers, directors and substantially all of our stockholders have agreed that, without the prior written consent of CIBC World Markets Corp. in prior consultation with Lehman Brothers Inc. they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of capital stock or any securities that may be converted into or exchanged for any shares of capital stock for a period of 180 days from the date of this prospectus, subject to the exception that, within 120 days following the date of this prospectus, the holders of up to approximately 402,500 shares of our common stock will be able to sell or otherwise dispose of these shares, some of which will be subject to certain volume, manner of sale and other limitations contained in Rule 144. See "Shares Eligible for Future Sale."

    Lazard Freres & Co. LLC acted as placement agent in connection with the private placement of shares of our series D preferred stock in August and October 2001, and collected a placement fee of cash and warrants to purchase an aggregate of 19,612 shares of our common stock. Lazard Freres & Co. LLC has agreed that shares of common stock held by it will be subject to any transfer restrictions required by the conduct rules of the National Association of Securities Dealers.

    A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending on the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

    Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors. The underwriters and selling group members are not responsible for information contained in web sites that they do not maintain.

    Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the county of purchase, in addition to the offering price listed on the cover of this prospectus.

    This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

                                 LEGAL MATTERS

    The validity of the shares of common stock in this offering will be passed upon for us by Goodwin Procter LLP, New York, NY. Wilson Sonsini Goodrich & Rosati, Professional Corporation, New York, NY, is acting as counsel for the underwriters.

    As of the date of this prospectus, certain members of Goodwin Procter LLP own or beneficially own an aggregate of 75,000 shares of our common stock and hold options to purchase an additional 50,000 shares of our common stock all of which are exercisable.

                                    EXPERTS

    The financial statements of DOV Pharmaceutical, Inc. as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements of DOV (Bermuda), Ltd. as of December 31, 2000 and 2001 and for the period from inception (January 21, 1999) through December 31, 1999 and the years ended December 31, 2000 and 2001 and for the period from inception (January 21, 1999) through December 31, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 (including the exhibits and schedules thereto) under the Securities Act of 1933 and the rules and regulations promulgated thereunder, for the registration of the common stock offered hereby. This prospectus is part of the registration statement. This prospectus does not contain all the information included in the registration statement because we have omitted certain parts of the registration statement as permitted by the SEC rules and regulations. For further information about us and our common stock, you should refer to the registration statement. Statements contained in this prospectus as to any contract, agreement or other document referred to are not necessarily complete. Where the contract or other document is an exhibit to the registration statement, each statement is qualified by the provisions of that exhibit.

    You can inspect and copy the registration statement and the exhibits and schedules thereto at the public reference facility maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at 233 Broadway, New York, New York 10279, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may call the SEC at 1-800-732-0330 for further information about the operation of the public reference rooms. Copies of all or any portion of the registration statement can be obtained from the Public Reference Section of the SEC, 450 Fifth
Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the registration statement is publicly available through the SEC's site on the Internet's World Wide Web, located at http://www.sec.gov.

    We will also file annual, quarterly and current reports, proxy statements and other information with the SEC. You can also request copies of these documents, for a copying fee, by writing to the SEC. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov. We intend to furnish to our stockholders annual reports containing audited financial statements for each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
DOV PHARMACEUTICAL, INC.

Report of Independent Accountants...........................     F-2

Balance Sheets as of December 31, 2000 and 2001.............     F-3

Statements of Operations for the Years Ended December 31,
  1999, 2000 and 2001.......................................     F-4

Statements of Stockholders' Deficit for the Years Ended
  December 31, 1999, 2000 and 2001..........................     F-5

Statements of Cash Flows for the Years Ended December 31,
  1999, 2000 and 2001.......................................     F-6

Notes to Financial Statements...............................     F-7

DOV (BERMUDA), LTD. (A DEVELOPMENT STAGE COMPANY)

Report of Independent Accountants...........................    F-26

Consolidated Balance Sheets as of December 31, 2000 and
  2001......................................................    F-27

Consolidated Statements of Operations for the Period from
  Inception (January 21, 1999) through December 31, 1999 and the Years Ended December 31, 2000 and 2001, and from
  Inception (January 21, 1999) through December 31, 2001....    F-28

Consolidated Statements of Changes in Stockholders' Deficit
  for the Periods from Inception (January 21, 1999) through
  December 31, 2001.........................................    F-29

Consolidated Statements of Cash Flows for the Period from
  Inception (January 21, 1999) through December 31, 1999 and the Years Ended December 31, 2000, 2001, and the Period
  from Inception (January 21, 1999) through December 31,
  2001......................................................    F-30

Notes to Consolidated Financial Statements..................    F-31

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of DOV Pharmaceutical, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' deficit and cash flows present fairly, in all material respects, the financial position of DOV Pharmaceutical, Inc. at December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Florham Park, NJ

January 23, 2002, except for Note 14
as to which the date is April 5, 2002
and the Biovail matter as discussed
in Note 12 as to which the date is
April 23, 2002.

                            DOV PHARMACEUTICAL, INC.

                                 BALANCE SHEETS

                                                                                           (UNAUDITED)
                                                                                            PRO FORMA
                                                                                          STOCKHOLDERS'
                                                                                          DEFICIT AS OF
                                                                 AS OF DECEMBER 31,       DECEMBER 31,
                                                              -------------------------       2001
                                                                 2000          2001         (NOTE 2)
                                                              -----------   -----------   -------------
ASSETS
  Current assets:
    Cash and cash equivalents...............................  $ 4,262,926   $13,573,707
    Certificate of deposit--restricted collateral...........       74,831        78,627
    Accounts receivable.....................................           --       156,000
    Investments.............................................           --     2,380,583
    Receivable from DOV Bermuda.............................      554,674     1,330,821
    Prepaid expenses and other current assets...............       28,323        85,029
                                                              -----------   -----------
      Total current assets..................................    4,920,754    17,604,767
  Property and equipment, net...............................      256,937       242,377
  Deferred charges, net.....................................      372,402       232,885
                                                              -----------   -----------
      Total assets..........................................  $ 5,550,093   $18,080,029
                                                              ===========   ===========
LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
  Current liabilities:
    Accounts payable........................................  $   236,856   $   359,754
    Accrued expenses........................................      641,709     1,410,223
    Notes payable...........................................        2,386         1,141
    Deferred revenue--current...............................           --     2,500,000
    Accumulated loss in excess of investment in DOV
      Bermuda...............................................      803,054     1,502,903
                                                              -----------   -----------
      Total current liabilities.............................    1,684,005     5,774,021
                                                              -----------   -----------
  Deferred revenue--noncurrent..............................           --     2,708,333
  Convertible exchangeable promissory note..................    9,157,598     9,807,704
  Convertible promissory note...............................    2,708,642     2,987,971
  Commitments and contingencies
  Redeemable preferred stock--series C, $1.00 par value,
    1,750,000 shares authorized, 1,750,000 issued and
    outstanding at December 31, 2000 and 2001--none
    authorized, issued or outstanding on a pro forma basis;
    liquidation preference $7,070,000 at December 31, 2000
    and 2001................................................    6,021,570     6,021,570    $        --
  Redeemable preferred stock--series D, $1.00 par value,
    1,400,000 shares authorized, 1,040,000 issued and
    outstanding at December 31, 2001--none authorized,
    issued or outstanding on a pro forma basis; liquidation
    preference $10,400,000 at December 31, 2001.............           --     8,816,589             --
  Stockholders' deficit:
    Preferred stock--series B, $1.00 par value, 354,643
      shares authorized, 354,643 shares issued and
      outstanding at December 31, 2000 and 2001 and on a pro
      forma basis...........................................      354,643       354,643        354,643
    Common stock, $.0001 par value, 30,000,000 shares
      authorized, 4,882,088 issued and outstanding at
      December 31, 2000; 4,894,238 issued and outstanding at
      December 31, 2001; 9,414,038 issued and outstanding on
      a pro forma basis.....................................          488           489            941
    Additional paid-in capital..............................    4,084,934     6,261,271     21,098,978
    Accumulated deficit.....................................  (18,440,466)  (23,844,663)   (23,844,663)
    Unearned compensation...................................      (21,321)     (807,899)      (807,899)
                                                              -----------   -----------    -----------
      Total stockholders' deficit...........................  (14,021,722)  (18,036,159)   $(3,198,000)
                                                              -----------   -----------    ===========
        Total liabilities, redeemable preferred stock and
          stockholders' deficit.............................  $ 5,550,093   $18,080,029
                                                              ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                            DOV PHARMACEUTICAL, INC.
                            STATEMENTS OF OPERATIONS

                                                                YEARS ENDED DECEMBER 31,
                                                        ----------------------------------------
                                                            1999          2000          2001
                                                        ------------   -----------   -----------
Revenue...............................................  $         --   $        --   $ 5,711,466

Operating expenses:
  Royalty expense.....................................            --            --     1,111,122
  General and administrative expense..................     1,018,661     1,347,839     2,343,105
  Research and development expense....................     1,722,850     2,639,639     5,524,837
                                                        ------------   -----------   -----------

    Loss from operations..............................    (2,741,511)   (3,987,478)   (3,267,598)

Loss in investment in DOV Bermuda.....................    (8,443,631)   (1,318,340)   (1,433,902)
Interest income.......................................        50,347       223,413       366,061
Interest expense......................................      (581,507)     (852,004)   (1,491,357)
Other income, net.....................................            --            --       422,599
                                                        ------------   -----------   -----------

    Net loss..........................................   (11,716,302)   (5,934,409)   (5,404,197)

Deemed dividend on conversion of series A preferred...       (11,957)           --            --
Deemed dividend on issuance of series B preferred.....      (125,079)           --            --
Deemed dividend on issuance of series C preferred.....            --       (49,000)           --
Deemed dividend on issuance of series D preferred.....            --            --       (97,400)
                                                        ------------   -----------   -----------
    Net loss attributable to common stockholders......  $(11,853,338)  $(5,983,409)  $(5,501,597)
                                                        ============   ===========   ===========

Basic and diluted net loss per share..................  $      (2.46)  $     (1.23)  $     (1.12)
                                                        ============   ===========   ===========

Weighted average shares used in computing basic and
  diluted net loss per share..........................     4,826,540     4,877,496     4,894,138

Pro forma basic and diluted net loss per share
  (unaudited).........................................                               $     (0.65)
                                                                                     ===========

Weighted average shares used in computing pro forma
  basic and diluted net loss per share (unaudited)....                                 8,259,080

   The accompanying notes are an integral part of these financial statements.

                            DOV PHARMACEUTICAL, INC.
                      STATEMENTS OF STOCKHOLDERS' DEFICIT

                              PREFERRED STOCK
                                 SERIES B             COMMON STOCK       ADDITIONAL                                     TOTAL
                            -------------------   --------------------    PAID-IN     ACCUMULATED      UNEARNED     STOCKHOLDERS'
                             SHARES     AMOUNT     SHARES      AMOUNT     CAPITAL       DEFICIT      COMPENSATION      DEFICIT
                            --------   --------   ---------   --------   ----------   ------------   ------------   -------------
Balance, January 1,
  1999....................        --   $     --   4,179,600     $418     $  153,498   $   (789,755)   $  (37,994)   $   (673,833)
Conversion of preferred
  stock, series A to
  common stock............        --         --     161,266       16        439,984             --            --         440,000
Beneficial conversion
  feature on conversion of
  series A preferred......        --         --          --       --         11,957             --            --          11,957
Deemed dividend on
  conversion of series A
  preferred...............        --         --          --       --        (11,957)            --            --         (11,957)
Issuance of series B
  preferred...............   354,643    354,643          --       --      1,130,357             --            --       1,485,000
Beneficial conversion
  feature on issuance of
  series B preferred......        --         --          --       --        125,079             --            --         125,079
Deemed dividend on
  issuance of series B
  preferred...............        --         --          --       --       (125,079)            --            --        (125,079)
Issuance of common
  stock...................        --         --     525,025       53      1,349,947             --            --       1,350,000
Costs related to issuance
  of common and series B
  preferred stock.........        --         --          --       --       (229,255)            --            --        (229,255)
Issuance of warrants......        --         --          --       --        165,000             --            --         165,000
Issuance of warrants for
  offering costs..........        --         --          --       --        173,755             --            --         173,755
Issuance of common stock
  for services............        --         --       1,620       --          4,000             --            --           4,000
Issuance of options to
  employees...............        --         --          --       --        121,250             --      (121,250)             --
Amortization of unearned
  compensation............        --         --          --       --             --             --       107,673         107,673
Net loss, year ended
  December 31, 1999.......        --         --          --       --             --    (11,716,302)           --     (11,716,302)
                            --------   --------   ---------     ----     ----------   ------------    ----------    ------------
Balance, December 31,
  1999....................   354,643    354,643   4,867,511      487      3,308,536    (12,506,057)      (51,571)     (8,893,962)
Warrants issued for
  offering costs for
  issuance of series C....        --         --          --       --        412,125             --            --         412,125
Beneficial conversion
  feature on issuance of
  series C................        --         --          --       --         49,000             --            --          49,000
Deemed dividend on
  issuance of series C....        --         --          --       --        (49,000)            --            --         (49,000)
Issuance of common stock
  for services............        --         --      14,577        1         37,739             --            --          37,740
Issuance of options to
  employees...............        --         --          --       --        117,800             --      (117,800)             --
Amortization of unearned
  compensation............        --         --          --       --             --             --       148,050         148,050
Issuance of warrants and
  options for services....        --         --          --       --        208,734             --            --         208,734
Net loss, year ended
  December 31, 2000.......        --         --          --       --             --     (5,934,409)           --      (5,934,409)
                            --------   --------   ---------     ----     ----------   ------------    ----------    ------------
Balance, December 31,
  2000....................   354,643    354,643   4,882,088      488      4,084,934    (18,440,466)      (21,321)    (14,021,722)
Warrants issued for
  offering costs for
  issuance of series D....        --         --          --       --        173,784             --            --         173,784
Beneficial conversion
  feature on issuance of
  series D................        --         --          --       --         97,400             --            --          97,400
Deemed dividend on
  issuance of series D....        --         --          --       --        (97,400)            --            --         (97,400)
Options exercised.........        --         --      12,150        1         31,249             --            --          31,250
Issuance of options to
  employees...............        --         --          --       --      1,118,705             --    (1,118,705)             --
Amortization of unearned
  compensation............        --         --          --       --             --             --       332,127         332,127
Issuance of options for
  services................        --         --          --       --        293,099             --            --         293,099
Interest payable in
  convertible
  securities..............        --         --          --       --        559,500             --            --         559,500
Net loss, year ended
  December 31, 2001.......        --         --          --       --             --     (5,404,197)           --      (5,404,197)
                            --------   --------   ---------     ----     ----------   ------------    ----------    ------------
Balance, December 31,
  2001....................   354,643   $354,643   4,894,238     $489     $6,261,271   $(23,844,663)   $ (807,899)   $(18,036,159)
                            ========   ========   =========     ====     ==========   ============    ==========    ============

   The accompanying notes are an integral part of these financial statements.

                            DOV PHARMACEUTICAL, INC.
                            STATEMENTS OF CASH FLOWS

                                                                YEARS ENDED DECEMBER 31,
                                                        ----------------------------------------
                                                            1999          2000          2001
                                                        ------------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss............................................  $(11,716,302)  $(5,934,409)  $(5,404,197)
  Adjustments to reconcile net loss to net cash used
    in operating activities:
    Loss in investment in DOV Bermuda.................     8,443,631     1,318,340     1,433,902
    Noncash revenue...................................            --            --    (1,874,633)
    Noncash royalty and other expense.................            --            --       749,853
    Net appreciation in warrants......................            --            --      (422,599)
    Non cash interest expense.........................       570,139       844,501     1,488,935
    Depreciation......................................        53,368        96,594        96,634
    Amortization of deferred charges..................        25,436        27,750        30,429
    Noncash compensation charges......................       107,673       148,050       332,127
    Warrants, options and common stock issued for
      services........................................         4,000       246,474       293,099
    Changes in operating assets and liabilities
      Due from DOV Bermuda (Elan Portion).............       (36,802)      (73,578)     (154,453)
      Accounts receivable.............................            --            --      (156,000)
      Prepaid expenses and other current assets.......        (3,273)      (23,173)      (56,706)
      Accounts payable................................       271,313      (290,364)      269,979
      Accrued expenses................................       115,464       419,284      (107,787)
      Deferred revenue................................            --            --     5,208,333
                                                        ------------   -----------   -----------
    Net cash (used in) provided by operating
      activities......................................    (2,165,353)   (3,220,531)    1,726,916
                                                        ------------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment.................      (273,369)     (125,604)      (82,074)
  Purchases of certificates of deposit................      (171,212)       (5,156)       (3,796)
  Proceeds from maturity of certificates of deposit...            --       101,536            --
  Investments in DOV Bermuda, net of cash received....    (8,348,433)   (1,059,823)   (1,350,643)
                                                        ------------   -----------   -----------
    Net cash used in investing activities.............    (8,793,014)   (1,089,047)   (1,436,513)
                                                        ------------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Deferred charges paid...............................       (63,796)           --            --
  Proceeds from notes payable.........................        44,510            --            --
  Repayment of notes payable..........................       (46,010)      (80,830)       (1,245)
  Proceeds from convertible exchangeable promissory
    note..............................................     8,010,000            --            --
  Proceeds from convertible promissory note...........     1,281,600     1,160,000            --
  Repayment of promissory note........................      (250,000)           --            --
  Proceeds from issuance of stock, net of cash
    costs.............................................     2,944,500     6,433,695     8,990,373
  Proceeds from options exercised.....................            --            --        31,250
                                                        ------------   -----------   -----------
    Net cash provided by financing activities.........    11,920,804     7,512,865     9,020,378
                                                        ------------   -----------   -----------
      Net increase in cash and cash equivalents.......       962,437     3,203,287     9,310,781
Cash and cash equivalents, beginning of year..........        97,202     1,059,639     4,262,926
                                                        ------------   -----------   -----------
Cash and cash equivalents, end of year................  $  1,059,639   $ 4,262,926   $13,573,707
                                                        ============   ===========   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Interest paid.......................................  $     11,367   $     7,536   $     2,421
                                                        ============   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                            DOV PHARMACEUTICAL, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. THE COMPANY

ORGANIZATION

    DOV Pharmaceutical, Inc. (the "Company") was incorporated in May 1995 under the laws of the State of New Jersey. In November 2000, the Company reorganized as a Delaware corporation.

    The Company is a biopharmaceutical company focused on the discovery, in-licensing, development and commercialization of novel drug candidates for central nervous system, cardiovascular and urological disorders. The Company has five product candidates in clinical trials targeting insomnia, anxiety disorders, pain, depression and angina and hypertension. The Company has established strategic alliances with select partners to access their unique technologies and their commercialization capabilities. The Company operates principally in the United States. Prior to 2001, the Company was considered a development stage company under Statement of Financial Accounting Standards
No. 7 "Accounting and Reporting by Development Stage Enterprises."

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The financial statements are presented on the basis of accounting principles that are generally accepted in the United States.

    The Company and Elan Corporation, plc ("Elan") entered into a transaction to form DOV (Bermuda), Ltd. f/k/a DOV Newco, Ltd. a Bermuda exempted limited company ("DOV Bermuda") as described in Note 4. While the Company owns 80.1% of the outstanding capital stock of DOV Bermuda and Elan owns 19.9%, Elan has retained significant minority rights that are considered "participating rights" as defined in the Emerging Issues Task Force Consensus No. 96-16 "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights." Accordingly, the Company does not consolidate the financial statements of DOV Bermuda, but instead accounts for its investment in DOV Bermuda under the equity method of accounting.

    The Company records its 80.1% interest in the loss in DOV Bermuda as research and development expense for the portion of the research and development expense incurred by the Company on behalf of DOV Bermuda and as Loss in Investment in DOV Bermuda for the Company's 80.1% interest in the remaining loss of DOV Bermuda.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported assets, liabilities, earnings, financial position and various disclosures. Actual results could differ from those estimates.

SEGMENT AND GEOGRAPHIC INFORMATION

    The Company has determined it has one reportable operating segment as defined by Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information."

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents.

                            DOV PHARMACEUTICAL, INC.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation is provided on furniture and fixtures and machinery and equipment over their estimated useful lives ranging from 3 to 7 years, using principally the straight-line method. Leasehold improvements are amortized over the lesser of the term of the respective lease or the useful lives of the related assets. Expenditures for maintenance and repairs are expensed to operations as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS

    In accordance with the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), the Company reviews the recorded values for long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Under SFAS 121, an impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, is assessed using discounted cash flows. Through December 31, 2001, there have been no such losses.

DEFERRED CHARGES

    Deferred charges are issuance costs for the convertible exchangeable promissory note and the convertible promissory note and are being amortized over the six-year term of the instruments. Costs of $259,000 in connection with the offering of series D redeemable convertible preferred stock were deferred at December 31, 2000. These costs were offset against the proceeds upon the successful completion of the issuance. Costs of $150,000 in connection with the Company's planned initial public offering are deferred at December 31, 2001. These costs will be charged to additional paid-in capital upon the successful completion of the offering or expensed if the offering is unsuccessful.

REVENUE RECOGNITION

    Revenue is recognized under collaboration or research and development agreements when services are performed or when contractual obligations and/or milestones are met and amounts are considered collectible. The Company has adopted the milestone payment method to account for milestone payments received pursuant to development agreements. Revenues from milestone payments that represent the culmination of a separate earnings process are recorded when the milestone is achieved. Cash received in advance of revenue recognition for license fees is recorded as deferred revenue and recognized when earned over the research and development period.

    Royalty revenue will be recognized upon the sale of the related products, provided the royalty amounts are fixed or determinable and collection of the related receivable is probable. The Company has not recognized royalty revenue to date.

RESEARCH AND DEVELOPMENT

    Research and development costs are expensed when incurred and include allocations for payroll and related costs and other corporate overhead. Certain research and development expenses incurred on behalf of DOV Bermuda are billed to DOV Bermuda under a joint development and operating agreement. Payments received from DOV Bermuda that reflect Elan's 19.9% interest in the work performed by the Company for DOV Bermuda are recorded as a reduction in research and development expense. Research and development expenses include $1,092,065, $1,568,652 and

                            DOV PHARMACEUTICAL, INC.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
$3,303,617 for the years ended December 31, 1999, 2000 and 2001 related to work performed for DOV Bermuda.

    Payments made under license agreements where the product has not yet reached technological feasibility and has no alternative use are expensed when incurred.

    The following represents a detail of amounts included in research and development expense:

                                                                 YEARS ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              1999         2000         2001
                                                           ----------   ----------   ----------
Payroll related and associated overhead..................  $  914,606   $1,420,664   $2,646,220
Clinical and preclinical trial costs.....................     589,836      901,712    2,425,198
Professional fees........................................     146,779      186,956      337,002
Travel...................................................      71,629      130,307      116,417
                                                           ----------   ----------   ----------
  Total research and development expense.................  $1,722,850   $2,639,639   $5,524,837
                                                           ==========   ==========   ==========

Research and development attributable to DOV Bermuda.....  $1,092,065   $1,568,652   $3,303,617
Research and development attributable to other
  compounds..............................................     630,785    1,070,987    2,221,220
                                                           ----------   ----------   ----------
  Total research and development expense.................  $1,722,850   $2,639,639   $5,524,837
                                                           ==========   ==========   ==========

    The following represents a reconciliation of the total loss of DOV Bermuda included in our statement of operations:

                                                                 YEARS ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              1999         2000         2001
                                                           ----------   ----------   ----------
Loss in investment in DOV Bermuda........................  $8,443,631   $1,318,340   $1,433,902
Research and development expense.........................   1,092,065    1,568,652    3,303,617
                                                           ----------   ----------   ----------
  Total loss in DOV Bermuda recorded by DOV
    Pharmaceutical, Inc..................................  $9,535,696   $2,886,992   $4,737,519
                                                           ==========   ==========   ==========

INCOME TAXES

    Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

UNAUDITED PRO FORMA STOCKHOLDERS' DEFICIT

    Upon the closing of the Company's initial public offering, the series C and series D redeemable convertible preferred stock outstanding will automatically be converted into common stock on a one to 1.62 basis. The unaudited pro forma stockholders' deficit presented on the balance sheet reflects the effect of such conversion.

NET LOSS PER SHARE AND UNAUDITED PRO FORMA NET LOSS PER SHARE

    Basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period. The Company has excluded the shares issuable

                            DOV PHARMACEUTICAL, INC.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) on conversion of the convertible exchangeable promissory note, the convertible promissory note, convertible preferred stock, outstanding options and warrants to purchase common stock from the calculation of diluted net loss per share, as such securities are antidilutive for all periods presented. Basic and diluted pro forma net loss per share, as presented in the statements of operations, has been computed as described above but also gives effect to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance for the series D redeemable convertible preferred and the beginning of the year for the series C redeemable convertible preferred.

    The following table presents the calculation of basic and diluted and pro forma basic and diluted net loss per share (unaudited):

                                                                YEARS ENDED DECEMBER 31,
                                                        ----------------------------------------
                                                            1999          2000          2001
                                                        ------------   -----------   -----------
Net loss attributable to common stockholders..........  $(11,853,338)  $(5,983,409)  $(5,501,597)
                                                        ============   ===========   ===========
Basic and diluted:
  Weighted-average shares used in computing basic and
    diluted net loss per share........................     4,826,540     4,877,496     4,894,138
                                                        ============   ===========   ===========
Basic and diluted net loss per share..................  $      (2.46)  $     (1.23)  $     (1.12)
                                                        ============   ===========   ===========
Pro forma (unaudited):
  Net loss attributable to common stockholders as
    above.............................................                               $(5,501,597)
  Pro forma adjustment for deemed dividend............                                    97,400
                                                                                     -----------
    Pro forma net loss attributable to common
      stockholders....................................                               $(5,404,197)
                                                                                     ===========
Shares used above.....................................                                 4,894,138
Pro forma adjustment to reflect weighted-average
  effect of assumed conversion of convertible
  preferred stock.....................................                                 3,364,942
                                                                                     -----------
  Weighted-average shares used in computing pro forma
    basic and diluted net loss per common share.......                                 8,259,080
                                                                                     ===========
Pro forma basic and diluted net loss per common
  share...............................................                               $     (0.65)
                                                                                     ===========
Antidilutive securities not included in basic and
  diluted net loss per share calculation:
  Convertible preferred stock.........................       574,521     3,409,521     5,094,321
  Convertible exchangeable promissory note............     2,150,056     2,303,619     2,467,155
  Convertible promissory note.........................       385,808       794,928       876,904
  Options.............................................       623,700     1,584,360     2,433,240
  Warrants............................................       231,452       484,574       551,312
                                                        ------------   -----------   -----------
                                                           3,965,537     8,577,002    11,422,932
                                                        ============   ===========   ===========

STOCK-BASED COMPENSATION

    The Company accounts for stock-based compensation expense for options granted to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and has adopted the disclosure only alternative of

                            DOV PHARMACEUTICAL, INC.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The expense for options granted to nonemployees has been determined in accordance with FAS 123 and EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." Unearned compensation expense is being amortized in accordance with Financial Accounting Standards Board Interpretation No. 28 on an accelerated basis over the vesting period.

RISKS AND UNCERTAINTIES

    The Company is subject to risks common to companies in the biopharmaceutical industry, including, but not limited to, successful commercialization of product candidates, protection of proprietary technology and compliance with FDA regulations.

CONCENTRATION OF CREDIT RISK

    Cash and cash equivalents are invested in deposits with significant financial institutions. The Company has not experienced any losses on its deposits of cash and cash equivalents. Management believes that the financial institutions are financially sound and, accordingly, minimal credit risk exists. Approximately $13,500,000 of the Company's cash balance was uncollateralized at December 31, 2001.

DERIVATIVES

    The Company adopted Statement of Financial Accounting Standards No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities"
("SFAS No. 133") on January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The adoption of SFAS No. 133 did not have any impact on the Company's financial position or results of operations.

INVESTMENTS

    Investments as of December 31, 2001, represent the warrants to purchase shares of common stock received from Neurocrine (see Note 10). The warrants are derivative financial instruments under SFAS No. 133 and thus are carried at fair value. Changes in fair value are recorded as other income or other expense. (See
Note 13).

RECENT ACCOUNTING PRONOUNCEMENTS

    In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121. SFAS No. 144 further refines the requirements of SFAS No. 121 that requires companies to recognize an impairment loss if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and measure an impairment loss as the difference between the carrying amount and fair value of the asset. In addition, SFAS No. 144 provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale. The provisions of SFAS No. 144 are required to be adopted starting with fiscal years beginning after December 15, 2001. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

                            DOV PHARMACEUTICAL, INC.

3. PROPERTY AND EQUIPMENT

    Property and equipment consist of the following at:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                             YEARS       2000       2001
                                                            --------   --------   --------
Furniture and fixtures....................................    7        $140,482   $155,994
Machinery and equipment...................................   3-5        198,513    265,075
Leasehold improvements....................................    5          80,539     80,539
                                                                       --------   --------
Less accumulated depreciation.............................              162,597    259,231
                                                                       --------   --------
  Property and equipment, net.............................             $256,937   $242,377
                                                                       ========   ========

4. TRANSACTION WITH ELAN

    In January 1999, the Company and Elan International Services, Ltd. ("EIS"), a wholly-owned subsidiary of Elan, formed DOV Bermuda, which owns 100% of the issued and outstanding share capital of Nascime Limited, an Irish private limited company ("Nascime"). DOV Bermuda was formed for the special and limited purpose of holding all the issued and outstanding shares of Nascime. The principal business of Nascime is to carry on the business of development, testing, exploitation, registration, manufacture, commercial realization and licensing of two of the Company's compounds, ocinaplon and bicifadine, utilizing certain Elan technology.

    The Company owns 100% of the class A common stock of DOV Bermuda, which represents 80.1% of the total outstanding capital stock of DOV Bermuda. EIS owns the remaining 19.9% of the outstanding capital stock of DOV Bermuda through its ownership of 100% of the class B common stock. The class A and class B common stock of DOV Bermuda rank PARI PASSU in all respects, except that the class B shares do not carry voting or dividend rights. EIS, however, has the right to redesignate and convert the class B shares at any time such that the shares would have rights to either vote but not receive dividends, to receive dividends but not vote or both vote and receive dividends. Both the class A and class B stock in DOV Bermuda are subject to certain transfer restrictions, which prevent the Company or EIS from transferring their interest in DOV Bermuda, other than to an affiliate. Additionally, neither the Company nor EIS can pledge or create a lien against their shares in DOV Bermuda without the consent of the other party.

    In connection with the transaction, the Company issued equity securities to EIS consisting of: 525,025 shares of common stock, 354,643 shares of series B preferred stock, and warrants to purchase 121,500 shares of the Company's common stock at an exercise price of $3.41 a share for an aggregate purchase price of $3,000,000. The Company also issued a convertible exchangeable promissory note with a principal amount of $8,010,000 to EIS. In return, EIS paid the Company $11,010,000 of which $3,000,000 was retained by the Company and $8,010,000 was used by the Company to fund its investment in the class A common stock of DOV Bermuda.

    Additionally, the Company sublicensed and licensed rights to two compounds, ocinaplon and bicifadine, to Nascime for a $5,000 license fee. The Company may earn milestone payments of up to $7,500,000 and royalties on net sales from Nascime and remains responsible for payments under its agreement with American Cyanamid, now Wyeth-Ayerst. (See Note 10) The licenses expire on a product by product and country by country basis on the later of 15 years from the launch of the product or the last patent expiration.

                            DOV PHARMACEUTICAL, INC.

4. TRANSACTION WITH ELAN (CONTINUED)
    EIS contributed $1,990,000 to DOV Bermuda to fund its investment in the class B common stock of DOV Bermuda. Elan also licensed its controlled release formulation technologies to Nascime for $10,000,000. Under the license agreement with Elan, Nascime will pay Elan a royalty on net sales. Elan may terminate its license agreement if a named competitor acquires a ten percent interest in the Company or DOV Bermuda, or becomes materially engaged in the business or development of the Company or DOV Bermuda. The license expires on a product by product and country by country basis on the later of 15 years from the launch of the product or the last patent expiration.

    At EIS's election through exchanging the principal portion of the convertible exchangeable promissory note issued by the Company to EIS, EIS's ownership interest in DOV Bermuda can become equal to the Company's. The exchange would result in the Company transferring shares it holds in DOV Bermuda to EIS. Both the Company and EIS have certain preemptive rights, which allow them to maintain their respective ownership interests in future fundings of DOV Bermuda, and both are subject to dilution if they choose not to participate in future equity offerings. Although the Company is the majority shareholder, the joint development agreement gives management participation to both the Company and EIS. Because the minority shareholder, EIS, has substantive participating rights through management participation, the Company accounts for its investment in the joint venture using the equity method of accounting, in accordance with EITF 96-16.

ONGOING ACCOUNTING AND FUNDING OF DOV BERMUDA

    As discussed above, the primary purpose of the joint venture is to develop two of the Company's compounds utilizing the Elan technology. DOV Bermuda has no operations or employees and currently contracts out the research and development of the compounds to either the Company or Elan. EIS and the Company fund the expenses of DOV Bermuda based on their respective ownership interests. DOV Bermuda then reimburses the Company and Elan for the work performed on behalf of DOV Bermuda. The Company records its 80.1% interest in the loss in DOV Bermuda as research and development expense for the portion of the research and development incurred by the Company and as Loss in investment in DOV Bermuda for the Company's interest in the remaining loss of DOV Bermuda, which includes the work performed by Elan on behalf of DOV Bermuda. (See Note 2).

    The Company has the ability until March 27, 2002 to borrow upon a convertible promissory note with EIS to borrow up to a maximum of $7,008,750 to meet its funding obligations under this agreement. At December 31, 2001, the Company has borrowed $2,441,600 under the convertible promissory note. The accumulated loss in excess of investment in DOV Bermuda of $1,502,903 as of December 31, 2001, reflects the Company's commitment to fund the losses in DOV Bermuda that have already been incurred.

    As of December 31, 2001, the Company has also committed to fund approximately $2,600,000 in additional investments to DOV Bermuda and Elan has committed to fund approximately $600,000 in additional investments, for future research and development expenses which are expected to be incurred over the next 12 months. Neither the Company nor Elan is obligated to fund future investments in DOV Bermuda in excess of these amounts as of December 31, 2001.

    From the inception of DOV Bermuda through December 31, 2001 the Company's loss in its investment in DOV Bermuda was $11,195,873. DOV Bermuda is a development stage company with no revenues. For the period from inception through December 31, 2001, excluding the write-off of the technology licensed from Elan and the Company, DOV Bermuda had operating expenses of

                            DOV PHARMACEUTICAL, INC.

4. TRANSACTION WITH ELAN (CONTINUED)
$11,426,787, which included $7,441,109 for research and development expenses invoiced to DOV Bermuda by the Company.

ELAN NOTES

    In January 1999, the Company issued a convertible exchangeable promissory note in the amount of $8,010,000 and a convertible promissory note in the maximum initial principal amount of $7,008,750 to EIS. At December 31, 2001, the Company had available $4,567,150 for borrowing under the convertible promissory note. The Company's ability to borrow under the convertible promissory note expires on March 27, 2002. The proceeds of these notes are to be used solely in accordance with the provisions of a joint development and operating agreement between the Company, Elan, EIS, DOV Bermuda and Nascime.

A. CONVERTIBLE EXCHANGEABLE PROMISSORY NOTE

    The convertible exchangeable promissory note provides for interest to accrue at the rate of 7% per annum compounded on a semi-annual basis. The note requires no payments until maturity on January 20, 2005, at which time the principal amount and unpaid accrued interest become due and payable. The note may not be prepaid by the Company without the prior written consent of EIS.

    At anytime prior to the date the note is paid in full, EIS has the right to convert the outstanding principal and unpaid accrued interest amount of the note into shares of common stock of the Company at $3.98 per share. If no portion of the original principal has been converted and DOV and EIS maintain their current respective ownership, the principal amount of the note is exchangeable at any time during the term of the note for common stock of DOV Bermuda, currently held by the Company, such that EIS' interest in DOV Bermuda is equal to that of the Company.

    The Company is accounting for the exchange feature of the note in accordance with EITF 86-28 "Accounting Implications of Indexed Debt Instruments." As such, the Company will record an adjustment to the carrying value of the note if the fair value of the additional interest in the joint venture exceeds the face value of the note. As of December 31, 2001 there has been no incremental interest expense recorded related to this feature. If EIS chooses to exchange the note for an additional interest in the joint venture, the accrued interest will remain convertible into common stock of the Company at $3.98 per share. If EIS chooses to exchange the note they are required to reimburse the Company for a portion of the research expense incurred by DOV Bermuda since inception, such that the Company and EIS have funded the research and development expense equally.

    During 2001, the interest feature in the convertible exchangeable promissory note was determined to include a beneficial conversion feature as the interest is convertible into shares of the Company or payable in cash at the option of EIS. The Company is accounting for this feature in accordance with EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27 "Application of Issue 98-5 to Certain Convertible Instruments." The Company recorded $342,115 of additional interest expense associated with this beneficial conversion feature in 2001, with a corresponding increase in additional paid-in capital.

    For the years ended December 31, 1999, 2000 and 2001, the accrued interest excluding the additional interest noted above on the note amounted to $537,133, $610,465 and $650,106, respectively and has been recorded as interest expense and added to the principal balance of the note.

                            DOV PHARMACEUTICAL, INC.

4. TRANSACTION WITH ELAN (CONTINUED)
B. CONVERTIBLE PROMISSORY NOTE

    The convertible promissory note provides for interest to accrue at the rate of 10% per annum compounded on a semi-annual basis. The note requires no payments until maturity on January 20, 2005, at which time the principal and unpaid accrued interest becomes due and payable. The note may not be prepaid by the Company without the prior written consent of EIS.

    EIS has the right to convert the outstanding principal and unpaid accrued interest amount of the note into shares of common stock of the Company at $3.41 per share.

    For the years ended December 31, 1999, 2000 and 2001, the Company has borrowed $1,281,600, $1,160,000 and $0, respectively, under this note. For the year ended December 31, 1999, 2000 and 2001 accrued interest on this note amounted to $33,006, $234,036 and $279,329, respectively, which has been recorded as interest expense and added to the principal balance of the note.

    Also during 2001, the interest feature in the convertible promissory note was determined to include a beneficial conversion feature as the interest is convertible into shares of the Company or payable in cash at the option of EIS. The Company is accounting for this feature in accordance with EITF 98-5 and EITF 00-27. The Company recorded $217,385 of additional interest expense associated with this beneficial conversion feature in 2001, with a corresponding increase to additional paid-in capital.

5. ACCRUED EXPENSES

    Accrued expenses consist of the following:

                                                                2000        2001
                                                              --------   ----------
Accrued royalties...........................................  $     --   $  833,203
Accrued professional fees...................................   327,247      368,227
Accrued research expenses...................................   209,625      111,585
Accrued payroll, vacation and other.........................   104,837       97,208
                                                              --------   ----------
                                                              $641,709   $1,410,223
                                                              ========   ==========

6. INCOME TAXES

    No U.S. Federal or state taxes are payable at December 31, 2000 and 2001. At December 31, 2001, the Company had approximately $10,000,000 of Federal and $5,000,000 of state net operating loss ("NOL") carryforwards available to offset future taxable income. The federal and state NOL carryforwards will begin expiring in 2010 and 2007, respectively, if not utilized.

    Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, the annual utilization of a company's net operating loss carryforwards may be limited if the Company experiences a change in ownership of more than 50 percentage points within a three-year period. As a result of a planned initial public offering, the Company may experience such ownership changes. Accordingly, the Company's net operating loss carryforwards available to offset future federal taxable income arising before such ownership changes may be limited.

                            DOV PHARMACEUTICAL, INC.

6. INCOME TAXES (CONTINUED)
    For financial reporting purposes, a valuation allowance of $4,498,214 has been recorded at December 31, 2001, to fully offset the deferred tax asset related to these carryforwards. A valuation allowance is provided when it is more likely than not that some portion of or all of the deferred tax assets will not be realized. The principal components of the deferred tax asset at December 31, 2000 and 2001, assuming a 34% federal tax rate, are as follows:

                                                                2000          2001
                                                             -----------   -----------
Deferred tax assets:
  Fixed assets.............................................  $    12,955   $    17,329
  Accrued legal expenses...................................       94,829        67,178
  Accrued other............................................      165,799       436,879
  Net operating loss carryforward..........................    1,869,207     3,976,828
                                                             -----------   -----------
    Total gross deferred tax assets........................    2,142,790     4,498,214
  Valuation allowance......................................   (2,142,790)   (4,498,214)
                                                             -----------   -----------
    Net deferred tax assets................................  $        --   $        --
                                                             ===========   ===========

    The net change in valuation allowance for 2000 was an increase of $2,355,424, primarily related to additional net operating losses incurred by the Company. The difference between the federal statutory tax rate (34%) and the effective tax rate (0%) is due to the increase in valuation allowance in all periods presented.

7. SERIES C AND D REDEEMABLE CONVERTIBLE PREFERRED STOCK

    In May and June 2000, the Company issued 1,750,000 shares of series C redeemable convertible preferred stock for a total of $7,070,000 and incurred offering costs of $1,048,430. The series C redeemable convertible preferred stock was issued at $4.04 per share. The series C redeemable convertible preferred has a 7% dividend payable at the discretion of the Company's board of directors prior and in preference to the holders of common stock and of other series of preferred stock, other than series D redeemable convertible preferred. The series C redeemable convertible preferred stockholders also have liquidation rights. The liquidation value is calculated at the issue price of $4.04 plus an amount equal to all declared and unpaid dividends. There have been no declared dividends on the series C redeemable convertible preferred stock since issuance. The liquidation value of the outstanding series C redeemable convertible preferred at December 31, 2001 is $7,070,000. The series C redeemable convertible preferred is convertible on a one to 1.62 basis subject to adjustment in certain instances into shares of common stock. Such conversion is automatic with the closing of an initial public offering of at least $20,000,000.

    The Company recorded a deemed dividend of $49,000 on issuance of the series C redeemable convertible preferred related to costs paid on behalf of the investors.

    The series C redeemable convertible preferred also contains a contingent beneficial conversion feature that would provide the series C redeemable convertible preferred stock holders with a lower conversion price if the Company were to issue equity securities below the $2.49 issue price as adjusted. There has not been an equity issuance below the $2.49 price since the issuance of the series C redeemable convertible preferred.

                            DOV PHARMACEUTICAL, INC.

7. SERIES C AND D REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)
    In August and October 2001, the Company issued 1,040,000 shares of series D redeemable convertible preferred stock to outside investors for a total of $10,400,000 and incurred offering costs of $1,583,411. The series D redeemable convertible preferred stock was issued at $10.00 per share. The series D redeemable convertible preferred has a 7% dividend payable at the discretion of the Company's board of directors prior and in preference to the holders of common stock and to other series of preferred stock, other than series C redeemable convertible preferred. The series D redeemable convertible preferred stockholders also have liquidation rights. There have been no declared dividends on the series D redeemable convertible preferred since issuance. The liquidation value of the outstanding series D redeemable convertible preferred at December 31, 2001 is $10,400,000. The series D redeemable convertible preferred is convertible on a one to 1.62 basis subject to adjustment in certain instances into shares of common stock. Such conversion is automatic on the closing of an initial public offering of at least $20,000,000.

    The Company recorded a deemed dividend of $97,400 on issuance of the series D redeemable convertible preferred related to costs paid on behalf of the investors.

    The series D redeemable convertible preferred also contains a contingent beneficial conversion feature that would provide the series D redeemable convertible preferred stockholders with a lower conversion price if the Company were to issue equity securities below the $6.17 issue price as adjusted. There has not been an equity issuance below the $6.17 since the issuance of the series D redeemable convertible preferred stock.

    Both the series C and series D redeemable convertible preferred stock are redeemable in the event of a liquidation of the Company. As redemption is not probable at either December 31, 2001 or 2000, the series C and series D redeemable convertible preferred are carried at the fair value received, net of offering costs.

    Both the series C preferred and series D redeemable convertible preferred have voting rights on an as-converted basis as described in the Second Amended and Restated Certificate of Incorporation.

8. EQUITY TRANSACTIONS

    In June 1998, the Company sold $440,000 of its $1.00 par value series A redeemable convertible preferred stock for par value. The series A preferred stock automatically converted into 161,266 shares of common stock at a conversion price of $2.73 per share on January 21, 1999 upon the closing of the Elan transaction. Upon conversion, the Company recorded a deemed dividend to the series A stockholders of $11,957.

                            DOV PHARMACEUTICAL, INC.

    During 1999, in connection with the Elan transaction (see Note 4) the Company issued to EIS 525,025 shares of common stock, 354,643 shares of series B preferred stock, and warrants to purchase shares of the Company's common stock at $3.41 a share for an aggregate price of $3,000,000. The $3,000,000 was allocated to the various instruments based on their relative market values as follows: $1,485,000 for the preferred stock, $1,350,000 for the common stock and $165,000 for the warrants. The series B preferred stock are non-voting shares issued from available "blank check" preferred stock with no preference as to liquidation or dividends. Each share of the series B preferred stock is convertible, without additional consideration and subject to further adjustments into 1.62 shares of the Company's common stock. In connection with the issuance of the series B preferred, the Company recorded a deemed dividend of $125,079 as the conversion price at issuance was less than the fair market value of the stock. The warrants to purchase shares of common stock entitle EIS to purchase up to 121,500 shares of the Company's common stock at a price of $3.41 per share. The term of the warrants expires January 15, 2005.

    As of December 31, 2001, the Company has 6,495,357 shares of undesignated preferred stock authorized with a par value of $1.00.

STOCK OPTION PLANS

1998 STOCK OPTION PLAN

    The Company's 1998 Stock Option Plan (the "1998 Plan") was adopted by the Company's board of directors on September 10, 1998. Under the 1998 Plan, the Company has granted stock options to selected officers, employees, directors and consultants of the Company. The Company's board of directors administers the 1998 Plan. The 1998 Plan provided for the issuance of 2,025,000 shares of common stock. As of December 31, 2001, options to purchase 1,130,760 shares of common stock were outstanding under the 1998 Plan. As of October 15, 2000 all new option grants are issued under the 2000 stock option plan. The term of the options granted under the 1998 Plan is ten years. Awards under the 1998 Plan vest 50% on the six month anniversary and 50% on the eighteen month anniversary.

2000 STOCK OPTION AND GRANT PLAN

    The Company's 2000 Stock Option and Grant Plan (the "2000 Plan") was adopted by the Company's board of directors on November 18, 2000. The 2000 Plan provides for the granting of stock, stock options, restricted stock and stock appreciation rights. Under the 2000 Plan, the Company has granted options to certain employees and non-employee advisors. The Company's Board of Directors administers the 2000 Plan. Options granted under the 2000 Plan have a maximum term of 10 years. Options issued generally vest 25% on the first anniversary of grant and 1/36 ratably over the next 36 months. The 2000 Plan also provides the Company's board of directors with the discretion to accelerate exercisability of any award. As of December 31, 2001, the 2000 Plan allowed for the issuance of up to 1,692,090 shares of common stock plus that number of shares of common stock underlying any future termination, cancellation or reacquisition options granted under the 1998 Plan. Additionally, if any of the 405,000 options granted under the non-plan option grant are terminated, canceled or otherwise reacquired by the Company, that number of reacquired shares will also become available for issuance under the 2000 Plan. As of December 31, 2001 there were 794,610 options available for awards.

                            DOV PHARMACEUTICAL, INC.

NON-PLAN OPTION GRANT

    In connection with the commencement of employment, the Company granted an employee stock options to acquire 405,000 shares of common stock at an exercise price of $2.78 per share. These options vest as follows: 50% on July 19, 2002 and the remaining 50% ratably thereafter over the next six quarters. Although these 405,000 options were neither granted under the 1998 Plan nor the 2000 Plan, the options were charged against the total number of options available for future grants under the 2000 Plan.

    During 1999, 2000 and 2001, the Company granted stock options to employees with an exercise price less than fair market value. These options gave rise to unearned compensation in the amount $121,250, $117,800 and $1,118,705, respectively, as of the date of the grant, which amount is being amortized to operations over the vesting period.

    If the Company had elected to recognize compensation expense based upon the fair value at the date of grant for awards under these plans, consistent with the methodology prescribed by SFAS 123, the effect on the Company's net loss would be as follows:

                                                                      DECEMBER 31,
                                                        ----------------------------------------
                                                            1999          2000          2001
                                                        ------------   -----------   -----------
Net loss attributed to common stockholders
  As reported.........................................  $(11,853,338)  $(5,983,409)  $(5,501,597)
  Pro forma...........................................   (12,290,895)   (6,482,523)   (6,258,291)
Basic and diluted net loss per share applicable to
  common stockholders.................................  $      (2.55)  $     (1.33)  $     (1.28)

    The fair value of Company's common stock options granted to directors, officers and employees for the years ended December 31, 1999, 2000 and 2001 approximated $327,750, $704,760 and $2,854,460, respectively, and was estimated on the date of grant using the minimum value method with the following assumptions (1) risk-free interest ranging from 4.43% to 6.97%, (2) expected lives of ten years and (3) dividend yield 0%.

NON-EMPLOYEE OPTIONS AND WARRANTS

    In January 13, 2000, the Company granted warrants to an outside advisor to purchase 40,500 shares of its common stock at an exercise price of $2.47. The warrant vested immediately and was granted for professional services provided to the Company and resulted in a charge to operations of $71,240 in 2000.

    In August 2001, the Company issued 16,200 warrants to a non-employee consultant. 50% of the warrants vested immediately and the remaining 50% vest on the earlier of the Company's sale, initial public offering or February 1, 2002. The warrants resulted in a charge to operations of $77,522 in 2001.

    The Company granted 81,000 and 64,800 options to non-employees for the years ended December 31, 2000 and 2001 respectively. These options were valued at fair value and resulted in a charge to operations of $137,494 and $215,577 in 2000 and 2001 respectively.

                            DOV PHARMACEUTICAL, INC.

    Option activity for the years ended December 31, 1999, 2000 and 2001 was as follows:

                                                                          WEIGHTED
                                                                          AVERAGE
                                                                          OPTIONS
                                                                          EXERCISE
                                                               OPTIONS     PRICE
                                                              ---------   --------
Balance at December 31, 1998................................    421,200    $2.73
Granted.....................................................    202,500    $2.27
Exercised...................................................         --       --
Forfeited...................................................         --       --

Balance at December 31, 1999................................    623,700    $2.58
Granted.....................................................    583,200    $2.69
Exercised...................................................         --    $  --
Forfeited...................................................    (11,340)   $7.41

Balance at December 31, 2000................................  1,195,560    $2.55
Granted.....................................................  1,253,880    $3.74
Exercised...................................................    (12,150)   $2.57
Forfeited...................................................     (4,050)   $2.78

Balance at December 31, 2001................................  2,433,240    $3.18

    The weighted average exercise price, by price range, for all outstanding options as of December 31, 2001 is:

                                                              WEIGHTED
                                                               AVERAGE
                                                              REMAINING
                                                             CONTRACTUAL   OUTSTANDING     OPTIONS
                                                                LIFE         OPTIONS     EXERCISABLE
                                                             -----------   -----------   -----------
Price range $2.27-$3.49....................................  8.04 years     1,584,360     1,057,455
Price range $3.50-$4.99....................................  9.52 years       775,980            --
Price range $5.00-$6.49....................................  9.85 years        72,900            --

WARRANTS

    At December 31, 2001, warrants to purchase 551,312 shares of the Company's common stock were outstanding. All outstanding warrants are fully vested except for warrants to purchase 8,100 shares of common stock, which will be fully vested on the earlier of the Company's sale, initial public offering or February 1, 2002. The details of the warrants for common stock outstanding at December 31, 2001 were as follows:

  NUMBER OF SHARES
 UNDERLYING WARRANTS        EXERCISE PRICE       EXPIRATION DATE
 -------------------        --------------       ---------------
109,952.......                  $ 2.73           January 2004
121,500.......                  $ 3.41           January 2005
40,500........                  $ 2.47           January 2005
212,622.......                  $ 2.49           June 2005
60,909........                  $ 6.17           August 2006
5,829.........                  $ 6.17           October 2006

                            DOV PHARMACEUTICAL, INC.

9. EMPLOYMENT AGREEMENTS

    The Company has entered into employment agreements with both the Chief Executive Officer and the President that expire on December 10, 2004. The agreements provide for base compensation with annual increases, benefits, the reimbursement of expenses and the payment of incentive compensation, which will be determined by the Company's board of directors in its sole discretion. Additionally, if the Company should merge or consolidate with or into an unrelated entity, sell all or substantially all of its assets, or enter into a transaction or series of transactions the result of which 51% or more of its capital stock is transferred to one or more unrelated third parties, both the Chief Executive Officer and the President are entitled to receive a bonus equal to 2% of the gross proceeds of such sale (as defined in the agreement). The agreements also provide for benefits upon termination, disability or death. In addition, the agreements provide for severance and acceleration of vesting of stock options in the event of a termination after a change in control. The agreements also contain non-competition provisions that are in effect during the severance period.

    The Company has also entered into employment agreements with several other key employees which range in term from one to three years. The agreements provide for a base salary subject to annual increases and incentive compensation if the Company achieves certain milestones as defined in the agreements plus a performance bonus as determined by the Company's board of directors. Certain of these agreements provide for compensation and incentive compensation if the employee is terminated without cause or if the employee terminates because of the Company's failure to pay amounts due, demotion of title or responsibilities, or certain changes of control.

10. SIGNIFICANT AGREEMENTS

WYETH-AYERST AGREEMENT

    In May 1997, the Company entered into an option agreement with American Cyanamid, now Wyeth-Ayerst, to license four compounds from them and paid $10,000 as an option fee. In May 1998, the Company exercised its option and entered into a license agreement with Wyeth-Ayerst pursuant to which the Company paid $300,000 to Wyeth-Ayerst for certain rights to four compounds, NBI-34060, ocinaplon, bicifadine and DOV 216,303. As each of the four compounds licensed in from Wyeth-Ayerst require the approval of the FDA prior to their commercialization, are prior to technological feasibility and have no alternative future use, the Company wrote off the entire amount paid to Wyeth-Ayerst as research and development expense. The Company must pay Wyeth-Ayerst either 25% or 35% based on the stage of development of any sub-license revenue received for the products as well as minimum royalties based on sales. In addition, the Company is obligated to pay up to $12,500,000 in additional fees to Wyeth-Ayerst as it or its sub-licensees achieves certain milestones in connection with the development of these compounds. Royalty expense for the year ended December 31, 2001, of $1,111,122 represents amounts due under this agreement, which includes 35% of the cash and 35% of the fair value of the warrants at the date received from Neurocrine. Included in accrued expenses at December 31, 2001 is $833,203 related to the 35% of the amounts payable to Wyeth-Ayerst. This liability is adjusted to fair value and resulted in $177,083 of expense which has been netted against other income during 2001. (See Note 13)

BIOVAIL AGREEMENT

    In January 2001, the Company entered into a license and research and development agreement regarding DOV diltiazem with Biovail Laboratories Incorporated ("Biovail") under which Biovail obtained an exclusive, worldwide license to certain DOV intellectual property. The parties agreed to work together to formulate, research and clinically develop the product. Biovail has the exclusive right

                            DOV PHARMACEUTICAL, INC.

10. SIGNIFICANT AGREEMENTS (CONTINUED)
to manufacture and market the product and Biovail is responsible for marketing and commercialization decisions. The Company retains a co-promotion right subject to a separate co-promotion agreement to be negotiated with Biovail. Biovail is responsible for the first $6,000,000 of research and development costs to develop the product. Costs above $6,000,000 are shared equally by the parties. In connection with this agreement, the Company received a $7,500,000 fee on signing and the Company is entitled to receive milestone payments of up to $10,000,000 upon the occurrence of certain events and a royalty of net sales, if any. The upfront payment has been deferred and is being amortized to revenue when earned over the estimated research and development period of three years. Biovail will also pay the Company to perform research and development under this agreement. Revenue and research and development expense includes $245,000 for the year ended December 31, 2001 for such services.

    Under the Biovail license agreement, Biovail is required to enforce the DOV diltiazem patent and the related intellectual property, including to sue for infringement, and the Company may be required to reimburse Biovail for legal fees and disbursements in connection with such enforcement up to $1,500,000. (See Note 12.)

NEUROCRINE AGREEMENT

    In June 1998, the Company entered into a sublicense and development agreement for one of the Company's compounds (NBI-34060) with Neurocrine Biosciences, Inc. ("Neurocrine"). The Company received a sublicensing fee of $5,000. In addition, the Company is entitled to receive milestone payments on certain development events and royalties on net sales, if any. In the fourth quarter of 2001, Neurocrine commenced the first pivotal trial and made a milestone payment to the Company of $1,300,000 in cash and warrants to purchase 75,000 shares of Neurocrine common stock. The $1,300,000 in cash and fair value of the warrants of $1,874,633 were recorded as milestone revenue in the fourth quarter of 2001. A portion of these warrants with a fair value of $93,732 were used to pay transaction fees. The warrants qualify as a derivative under SFAS No. 133 and are carried on the balance sheet at their fair market value. Any change in fair market value will be recorded as other income or expense. During the fourth quarter of 2001, the Company recorded $599,682 in other income related to the appreciation in fair value of these warrants. The warrants were valued using the Black-Scholes methodology. Significant assumptions include volatility (55%--58%), the term (five years) and the risk-free rate of 4.5%. (See Note 13).

    In connection with this agreement, the Chief Executive Officer and President of the Company, respectively, entered into consulting agreements with Neurocrine in which they agreed to provide certain consulting services for an annual service fee of $50,000 each. Subsequently, these original consulting agreements were terminated and new consulting agreements with entities in which the Chief Executive Officer and President retain beneficial ownership were implemented. To date, services under these agreements have not been requested. This portion of the Neurocrine agreement is not reflected in the financial statements of the Company.

OPERATING LEASES

    The Company leases office space under a long-term operating lease expiring in the year 2004. The Company also leases various office and transportation equipment under operating leases with terms ranging from one to three years.

                            DOV PHARMACEUTICAL, INC.

10. SIGNIFICANT AGREEMENTS (CONTINUED)
    As of December 31, 2001, the total non-cancelable future minimum rental payments under the above-mentioned leases are as follows:

Year ending December 31,
  2002......................................................  $270,000
  2003......................................................   270,000
  2004......................................................   131,400
  2005......................................................        --
                                                              --------
                                                              $671,400
                                                              ========

    Rent expense incurred for office space and equipment leases amounted to $121,847, $207,967 and $247,966 for the years ended December 31, 1999, 2000 and
2001.

    Upon entering into the office lease agreement, a letter of credit of $67,000 was issued for the buildout of the office space, which expires May 31, 2002. A certificate of deposit is being held as collateral for the letter of credit.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair value of the convertible exchangeable promissory note outstanding was $9,853,000 and $24,556,000 as of December 31, 2000 and 2001, respectively.
The fair value of the convertible promissory note outstanding was $3,668,000 and $10,157,000 as of December 31, 2000 and 2001, respectively. The excess fair value over the carrying amount is related to the increased value of the conversion features in these notes since their issuance. The estimated fair-value amounts have been determined using the Black-Scholes methodology. The carrying amount of cash and cash equivalents approximates the fair value of these instruments due to their short term nature. The fair value of the certificate of deposit approximates its carrying value as the interest resets on a quarterly basis.

12. CONTINGENCIES

BIOVAIL MATTERS

    In January 2001, the Company granted Biovail an exclusive worldwide license under one of the Company's patents, the DOV diltiazem patent. Under that agreement, the Company may be responsible for a portion of Biovail's legal expenses up to $1,500,000, which are incurred in connection with the infringement or defense of the DOV diltiazem patent. Following the license of the DOV diltiazem patent to Biovail, Biovail listed it in the FDA's APPROVED DRUG PRODUCTS WITH THERAPEUTIC EQUIVALENCE EVALUATION book, commonly known as the "Orange Book," as its branded drug, Tiazac, as approved under Biovail's new drug application, or NDA, 20-401. The effect of this filing was to prevent Biovail's potential competitor, Andrx Pharmaceuticals, Inc., from obtaining FDA approval of its abbreviated new drug application for a generic version of Tiazac and marketing that generic drug for up to 30 months. Litigation in Florida federal court between Andrx and Biovail ensued, including a patent infringement action brought by Biovail against Andrx in April 2001. The Company is not a party to the litigation.

    In the litigation, Andrx sought relief under various causes of action, including violations of antitrust laws and patent invalidity. While many of Andrx's claims have been dismissed by the court, Andrx continues to seek to invalidate the Company's license agreement with Biovail. Currently, it is not feasible to predict the outcome of this litigation and any potential appeal by Andrx of the dismissal of its claims. The Company believes that there is no reasonable basis to invalidate the Biovail license

                            DOV PHARMACEUTICAL, INC.

12. CONTINGENCIES (CONTINUED)
agreement. However, the Biovail license agreement and the DOV diltiazem patent are material to the Company; thus any unfavorable outcome could have a material adverse effect on the Company's financial position, liquidity and results of operations. Additionally, as of December 31, 2001, Biovail has not asserted any claim for reimbursement of legal expenses. The Company believes that any legal expenses incurred by Biovail for this matter are not subject to reimbursement by the Company under the license agreement and no provision for the reimbursement of such costs is included in the financial statements as of December 31, 2001.

    Related to the Andrx/Biovail litigation, on March 8, 2001, the Company received a letter from the Federal Trade Commission, or FTC, stating that it was conducting a nonpublic investigation of whether Biovail engaged in unfair competition. The stated purpose of the letter was to seek from the Company, on a voluntary, confidential basis, disclosure to the FTC of certain requested information related to the Biovail license agreement. The Company has cooperated with the FTC in its requests.

    On April 23, 2002, the FTC announced a complaint against Biovail and a proposed consent order with Biovail to settle its antitrust investigation. The proposed consent order requires Biovail to return to the Company the exclusive license to manufacture and sell any extended release formulation of diltiazem that has been approved by the FDA for sale pursuant to NDA 20-401, or that is described in any ANDA for which approval is sought by referencing NDA 20-401. The Company is not a party to the proposed consent order and Biovail will require the Company's approval to amend its license agreement to return this asset. The Company does not expect such amendment to have a material adverse impact on its financial position, liquidity or results of operations.

    The FTC must approve the form of agreement for Biovail's return of the exclusive license to manufacture and sell any extended release formulation of diltiazem that has been approved by the FDA for sale pursuant to NDA 20-401, or that is described in any ANDA for which approval is sought by referencing NDA 20-401. The FTC may also withdraw from the proposed consent order. It is not feasible to predict the outcome of this matter. The Biovail license agreement and the DOV diltiazem patent are material to the Company and thus any unfavorable outcome could have a material adverse effect on the Company's financial position, liquidity and results of operations.

ELAN MATTER

    Under the terms of the Company's joint venture agreements with Elan, Elan's consent is required with respect to certain transactions entered into by the Company. In the event that the Company does not obtain Elan's consent when it is required, Elan has the right to terminate the license agreement with Nascime. In January 2001, the Company entered into a license, research and development agreement with Biovail, which is a named technological competitor of Elan under Elan's license agreement with Nascime. The Company does not believe that Elan's consent to the Biovail agreement was required and the Company does not believe that Elan is entitled to terminate its license agreement with Nascime as a result of the Company entering into the Biovail license agreement without Elan's consent. Nonetheless, the Company sought consent from Elan, which Elan refused to grant. While Elan has neither asserted that its consent was required, nor objected to the Company entering into the Biovail license agreement or threatened to terminate its license agreement with Nascime, it has stated that it reserves its rights with respect to this issue. It is not feasible to predict what the outcome would be if Elan were to seek to terminate its agreement based on the Company's failure to obtain its consent. The Elan license with Nascime is material to the Company and if the license were to be terminated, it could have a material adverse impact on the Company's financial position and results of operations.

                            DOV PHARMACEUTICAL, INC.

13. SUBSEQUENT EVENT (UNAUDITED)

    As described in notes 2 and 10, the Company records the investment in the Neurocrine warrants at their fair market value in accordance with SFAS 133. As of April 23, 2002, the fair market value of these warrants was $1,752,000, a decrease of $629,000 from December 31, 2001, due to a decline in the market value of Neurocrine's common stock. This is partially offset by a corresponding reduction in the liability to Wyeth-Ayerst of $220,000.

14. STOCK SPLIT

    On March 8, 2002, the Company's Board of Directors declared a 1.62 for 1 stock split of the Company's common stock paid in the form of a dividend. In order to effect the split with regard to the series B preferred stock, the Company's Board of Directors approved an amendment to the Company's certificate of incorporation to provide for an adjustment in the conversion ratio of the series B preferred stock to reflect the split. The amendment was approved by the stockholders of the Company, including the holders of the series B preferred stock voting as a separate class. The split was effective on April 5, 2002. All share data give effect to such split as if the split had occurred January 1, 1999.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
DOV (Bermuda), Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of changes in stockholders' deficit and consolidated statements of cash flows present fairly, in all material respects, the financial position of DOV (Bermuda), Ltd. (a development stage company) and subsidiary (the "Company") as of December 31, 2000 and 2001, and the results of their operations and their cash flows for the period from inception (January 21, 1999) through December 31, 1999 and the years ended December 31, 2000 and 2001, and for the period from inception
(January 21, 1999) through December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    As more fully discussed in Note 1 to the financial statements, the Company has revised its 1999 financial statements with respect to the accounting for the initial investment of its stockholders.

PricewaterhouseCoopers
Chartered Accountants

Hamilton, Bermuda
January 23, 2002, except for the revision discussed in Note 1 for which the date is April 23, 2002

                              DOV (BERMUDA), LTD.
                         (A DEVELOPMENT STAGE COMPANY)
                          CONSOLIDATED BALANCE SHEETS

                                                                 AS OF DECEMBER 31,
                                                              -------------------------
                                                                 2000          2001
                                                              -----------   -----------
ASSETS
  Current assets
    Cash and cash equivalents...............................  $    18,186   $     7,623
    Other current assets....................................        3,980            --
                                                              -----------   -----------
      Total current assets..................................  $    22,166   $     7,623
                                                              ===========   ===========
LIABILITIES
  Current liabilities
    Accrued liabilities.....................................  $    21,407   $    29,863
    Due to related parties..................................      996,953     1,854,045
                                                              -----------   -----------
      Total current liabilities.............................    1,018,360     1,883,908
                                                              -----------   -----------
  Commitments and contingencies
  Stockholders' deficit
    Class A voting common stock, $1.00 par value; 16,020
      shares authorized; 16,020 shares issued and
      outstanding...........................................       16,020        16,020
    Class B non-voting common stock, $1.00 par value; 3,980
      shares authorized; 3,980 shares issued and
      outstanding...........................................        3,980         3,980
    Additional paid-in capital..............................   14,492,779    19,527,194
    Deficit accumulated during development stage............  (15,508,973)  (21,423,479)
                                                              -----------   -----------
      Total stockholders' deficit...........................     (996,194)   (1,876,285)
                                                              -----------   -----------
        Total liabilities and stockholders' deficit.........  $    22,166   $     7,623
                                                              ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                              DOV (BERMUDA), LTD.
                         (A DEVELOPMENT STAGE COMPANY)
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                           PERIOD FROM                                PERIOD FROM
                                           JANUARY 21,                                JANUARY 21,
                                               1999                                       1999
                                             (DATE OF                                   (DATE OF
                                            INCEPTION)                                 INCEPTION)
                                             THROUGH                                    THROUGH
                                           DECEMBER 31,   YEARS ENDED DECEMBER 31,    DECEMBER 31,
                                               1999       -------------------------       2001
                                            (RESTATED)       2000          2001        (RESTATED)
                                           ------------   -----------   -----------   ------------
OPERATING EXPENSES
  Purchased in-process research and
    development (Note 5).................  $ 10,005,000   $        --   $        --   $ 10,005,000
  Research and development expenses
    (Note 4).............................     1,867,855     3,580,421     5,891,632     11,339,908
  General and administrative expenses....        32,067        31,461        23,351         86,879
                                           ------------   -----------   -----------   ------------
    Total operating expenses.............    11,904,922     3,611,882     5,914,983     21,431,787
                                           ------------   -----------   -----------   ------------
    Interest income......................           184         7,647           477          8,308
                                           ------------   -----------   -----------   ------------
      Net loss...........................  $(11,904,738)  $(3,604,235)  $(5,914,506)  $(21,423,479)
                                           ============   ===========   ===========   ============

   The accompanying notes are an integral part of these financial statements.

                              DOV (BERMUDA), LTD.
                         (A DEVELOPMENT STAGE COMPANY)
          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
  FOR THE PERIODS FROM INCEPTION (JANUARY 21, 1999) THROUGH DECEMBER 31, 2001

                                                                                             DEFICIT
                                                                                           ACCUMULATED
                                    COMMON STOCK          COMMON STOCK       ADDITIONAL       DURING
                                       CLASS A               CLASS B           PAID-IN     DEVELOPMENT
                                 -------------------   -------------------     CAPITAL        STAGE          TOTAL
                                  SHARES     AMOUNT     SHARES     AMOUNT    (RESTATED)     (RESTATED)    (RESTATED)
                                 --------   --------   --------   --------   -----------   ------------   -----------
Contributed at inception
  (January 21, 1999)...........   16,020    $16,020     3,980      $3,980    $ 9,980,000   $         --   $10,000,000
Capital contribution...........       --         --        --          --      1,600,957             --     1,600,957
Net loss.......................       --         --        --          --             --    (11,904,738)  (11,904,738)
                                  ------    -------     -----      ------    -----------   ------------   -----------
Balance at December 31, 1999...   16,020     16,020     3,980       3,980     11,580,957    (11,904,738)     (303,781)
Capital contribution...........       --         --        --          --      2,911,822             --     2,911,822
Net loss.......................       --         --        --          --             --     (3,604,235)   (3,604,235)
                                  ------    -------     -----      ------    -----------   ------------   -----------
Balance at December 31, 2000...   16,020     16,020     3,980       3,980     14,492,779    (15,508,973)     (996,194)
Capital contribution...........       --         --        --          --      5,034,415             --     5,034,415
Net loss.......................       --         --        --          --             --     (5,914,506)   (5,914,506)
                                  ------    -------     -----      ------    -----------   ------------   -----------
Balance at December 31, 2001...   16,020    $16,020     3,980      $3,980    $19,527,194   $(21,423,479)  $(1,876,285)
                                  ======    =======     =====      ======    ===========   ============   ===========

   The accompanying notes are an integral part of these financial statements.

                              DOV (BERMUDA), LTD.
                         (A DEVELOPMENT STAGE COMPANY)
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                           PERIOD FROM                                PERIOD FROM
                                           JANUARY 21,                                JANUARY 21,
                                               1999                                       1999
                                             (DATE OF                                   (DATE OF
                                            INCEPTION)                                 INCEPTION)
                                             THROUGH                                    THROUGH
                                           DECEMBER 31,   YEARS ENDED DECEMBER 31,    DECEMBER 31,
                                               1999       -------------------------       2001
                                            (RESTATED)       2000          2001        (RESTATED)
                                           ------------   -----------   -----------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss...............................  $(11,904,738)  $(3,604,235)  $(5,914,506)  $(21,423,479)
  Adjustments to reconcile net loss to
    net cash used in operating activities
    Purchased in-process research and
    development..........................    10,005,000            --            --     10,005,000
    Changes in operating assets and
      liabilities
      Other current assets...............            --        (3,980)        3,980             --
      Accrued liabilities................        20,000         1,407         8,456         29,863
      Due to related parties.............       279,299       712,654       857,092      1,849,045
                                           ------------   -----------   -----------   ------------
    Net cash used in operating
      activities.........................    (1,600,439)   (2,894,154)   (5,044,978)    (9,539,571)
                                           ------------   -----------   -----------   ------------
CASH FLOW FROM INVESTING ACTIVITY
  Purchase of license agreements.........   (10,000,000)           --            --    (10,000,000)
                                           ------------   -----------   -----------   ------------
    Net cash used by investing
      activity...........................   (10,000,000)           --            --    (10,000,000)
                                           ------------   -----------   -----------   ------------
CASH FLOW FROM FINANCING ACTIVITY
  Capital contributions..................     1,600,957     2,911,822     5,034,415      9,547,194
  Proceeds from sale of shares...........    10,000,000            --            --     10,000,000
                                           ------------   -----------   -----------   ------------
    Net cash provided by financing
      activities.........................    11,600,957     2,911,822     5,034,415     19,547,194
                                           ------------   -----------   -----------   ------------
Increase (decrease) in cash and cash
equivalents..............................           518        17,668       (10,563)         7,623
                                           ------------   -----------   -----------   ------------
Cash and cash equivalents--beginning of
period...................................            --           518        18,186             --
                                           ------------   -----------   -----------   ------------
    Cash and cash equivalents--end of
      period.............................  $        518   $    18,186   $     7,623   $      7,623
                                           ============   ===========   ===========   ============

   The accompanying notes are an integral part of these financial statements.

                              DOV (BERMUDA), LTD.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

    DOV (Bermuda), Ltd. (the "Company") was incorporated on January 21, 1999 in Bermuda. The Company is owned jointly by Elan International Services, Ltd. ("EIS"), a wholly owned subsidiary of Elan Corporation, plc ("Elan"), and DOV Pharmaceutical, Inc. ("DOV"). The primary objective of the Company is to carry on the business of the development, testing, registration, manufacturing, commercialization, and licensing of two pharmaceutical products (as defined in the Joint Development and Operating Agreement ("JDOA") dated January 21, 1999 between DOV, EIS, the Company and its wholly-owned subsidiary Nascime, Ltd. ("Nascime")). The focus of the collaborative venture is to develop the products using the intellectual property of Elan and DOV pursuant to the JDOA.

    DOV owns 100% of the class A capital stock of the Company, which represents 80.1% of the total capital stock outstanding. EIS owns 100% of the class B capital stock of the Company, which represents 19.9% of the total capital stock outstanding. The class A and class B common stock rank PARI PASSU in all respects, expect that the class A stock has rights to both vote and receive dividends and the class B stock is non-voting and has no rights to dividends. EIS, however, has the option at any time to redesignate and convert the class B non-voting shares such that they would have rights equal to the class A shares to either vote but not receive dividends, to receive dividends but not vote, or both vote and receive dividends. DOV and EIS have preemptive rights to participate in any equity offering by the Company in order to maintain their respective equity positions. The Company shares are subject to certain transfer restrictions, which prevent DOV or EIS from transferring their ownership interests in the Company other than to an affiliate. Additionally, neither DOV nor EIS can pledge or create a lien against their shares of the Company without the prior consent of the other party.

    Under the terms of the JDOA, DOV and EIS have agreed and intend to fund the operations of DOV Bermuda on a pro rata basis based on their respective ownership interests with DOV funding 80.1% and EIS funding 19.9%. As of December 31, 2001, DOV and EIS have agreed to fund approximately $2,600,000 and $600,000 respectively, in additional research and development expenses that are expected to be incurred over the next 12 months by the Company. Neither party is obligated to fund expenses in excess of these amounts at this time. Although DOV maintains a majority ownership interest in the Company, the JDOA gives management participation to both DOV and EIS, therefore, the Company is considered a joint venture for financial reporting purposes.

    The venture was formed with DOV contributing $8,010,000 to purchase 16,020 shares of class A common stock and EIS contributing $1,990,000 to purchase 3,980 shares of class B common stock. In connection with the formation of the venture, DOV issued a convertible exchangeable promissory note to EIS with a principal amount of $8,010,000 that was used to fund DOV's initial investment in the venture. Elan and DOV also licensed technology to the venture. The entire initial cash investment by both DOV of $8,010,000 and EIS of $1,990,000 was immediately used to pay a license fee to Elan.

    Elan has the right to exchange the principal amount of the convertible exchangeable promissory note issued by DOV for additional shares in the Company, currently held by DOV, such that the ownership by DOV and Elan would become equal.

REVISION TO 1999 FINANCIAL STATEMENTS

    The Company revised its 1999 financial statements to record the initial investment of its stockholders as described above based on the cash contributions made by the investors. Previously, the

                              DOV (BERMUDA), LTD.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)
Company had recorded the contributions made based on the carry-over bases of the investors, rather than the cash contributed. This revision resulted in an increase in the loss for the period from inception (January 21, 1999) through December 31, 1999 and the period from inception (January 21, 1999) through December 31, 2001 as well as an increase in the capital contributed at inception as follows:

                                          PERIOD FROM INCEPTION   PERIOD FROM INCEPTION
                                          (JANUARY 21, 1999) TO   (JANUARY 21, 1999) TO
                                            DECEMBER 31, 1999       DECEMBER 31, 2001
                                          ---------------------   ---------------------
Net loss prior to revision..............      $(10,176,186)           $(19,694,927)
Net loss after revision.................      $(11,904,738)           $(21,423,479)
Capital contributed at inception prior
  to revision...........................      $  8,271,448
Capital contributed at inception after
  revision..............................      $ 10,000,000

LICENSES

    Pursuant to the formation of DOV Bermuda and Nascime, Elan granted Nascime a license for $10,000,000 to use its proprietary controlled release formulations in connection with the development and commercialization of the products. For its part, DOV has granted Nascime a sublicense and license for $5,000 to use the oral formulations of bicifadine (analgesic) and ocinaplon (anxiolytic). DOV has retained the rights to intravenous formulations of these products.

    Under the licenses with DOV and Elan, Nascime will be required to make royalty payments to DOV and Elan based on net sales, if any. In addition, Nascime will be required to pay DOV up to $7,500,000 if Nascime achieves certain developmental milestones in connection with the development of the products.

    The license agreements terminate on a product-by-product and country-by-country basis 15 years from the first product sale date or the last to expire of the patents covering the product, whichever is later. Elan has the right to terminate its license if a named technological competitor of Elan acquires a ten percent interest in DOV or the Company, or becomes materially engaged in the business or development of DOV or the Company. Upon termination of the joint venture or the licenses to the joint venture, all intellectual property rights Elan and DOV have licensed to the joint venture terminate.

2. SIGNIFICANT ACCOUNTING POLICIES

    These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require that the financial statements be prepared on a going concern basis. The Company's ability to continue as a going concern is entirely dependent upon the funds it receives from its stockholders in connection with the stockholders' respective obligations to fund the Company's operations (see Note 1). DOV and Elan have committed to provide funding to the Company through at least
December 31, 2002.

                              DOV (BERMUDA), LTD.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its subsidiary, Nascime. All significant intercompany transactions and balances have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents.

RESEARCH AND DEVELOPMENT EXPENSES

    Research costs are charged as an expense of the period in which they are incurred.

USE OF ESTIMATES

    The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FOREIGN EXCHANGE

    Both the Company and Nascime use the United States dollar as their functional currency and substantially all of their transactions are in United States dollars.

SEGMENT AND GEOGRAPHIC INFORMATION

    The Company has determined it has one reportable operating segment as defined by Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information."

RISKS AND UNCERTAINTIES

    The Company is subject to risks common to companies in the biopharmaceutical industry, including, but not limited to, successful commercialization of product candidates, protection of proprietary technology, reliance on stockholders to fund operations, and compliance with FDA regulations.

3. COMPREHENSIVE INCOME (LOSS)

    Comprehensive income (loss) equals net loss for all periods.

4. RELATED PARTY TRANSACTIONS

    At the end of the period, the amount due to related parties represents costs for research and development that are subcontracted to DOV and Elan. For the periods ended December 31, 1999, 2000

                              DOV (BERMUDA), LTD.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. RELATED PARTY TRANSACTIONS (CONTINUED) and 2001 research and development expenses of $1,358,376, $1,958,367 and $4,124,366, respectively, were charged by DOV and $509,479, $1,622,054 and $1,767,266 were charged by Elan, which represent costs charged by DOV and Elan for research and development services performed, as agreed to by the parties under the agreements. At the end of 2000 and 2001, the Company owed $554,674 and $1,330,821 to DOV and $442,279 and $523,224 to Elan.

5. IN-PROCESS RESEARCH AND DEVELOPMENT

    During January 1999, the Company entered into license arrangements with Elan and DOV to acquire rights to certain intellectual property (as described in Note 1). The license acquired from DOV related to early stage technology that, in the opinion of management, had not reached technological feasibility as it will ultimately require regulatory approval prior to commercialization. In addition, management concluded that the license from Elan was only to be used in conjunction with DOV's compounds and had no alternative future uses. Therefore, all the license fees were deemed to be research and development expense and were charged to expense when incurred. (See Note 2.)

6. TAXES

BERMUDA

    Under current Bermuda law the Company is not required to pay any taxes in Bermuda on either income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that in the event of such taxes being imposed, the Company will be exempted from taxation until the year 2016.

IRELAND

    Nascime is not subject to Irish corporation tax based on its current business activities. As such, no amounts have been provided for any such tax.

7. CONTINGENCIES

    As described in Note 1, Elan has certain termination rights under the license agreement with Nascime. In January 2001, DOV entered into a license, research and development agreement with Biovail Laboratories Incorporated ("Biovail"), which is a named technological competitor of Elan under the license agreement with Nascime. DOV does not believe that Elan's consent to the Biovail agreement was required and neither DOV nor the Company believes that Elan is entitled to terminate its license agreement with Nascime as a result of DOV entering into the Biovail license agreement without Elan's consent. Nonetheless, DOV sought consent from Elan, which Elan refused to grant. While Elan has neither asserted that its consent was required, nor objected to DOV entering into the Biovail license agreement or threatened to terminate its license agreement with Nascime, it has stated that it reserves its rights with respect to this issue. It is not feasible to predict what the outcome would be if Elan were to seek to terminate its agreement based on DOV's failure to receive its consent. The Elan license with Nascime is material to the Company and if the license were to be terminated, it would have a material adverse impact on the Company's financial position and results of operations.

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